Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated January 16, 2021

by and among

Citrix Systems, Inc., as Parent

Wrangler Topco, LLC, as the Company

Wallaby Merger Sub, LLC, as Merger Sub

and

Vista Equity Partners Management, LLC, as the Representative

TABLE OF CONTENTS

ii

EXHIBITS

Exhibit A	Form of Company Member Approval
Exhibit B	Form of Joinder Agreement
Exhibit C-1 and C-2	Forms of Restricted Covenant Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Option Consent
Exhibit H	Closing Deliveries
Exhibit I	Form of Resignation Letter

SCHEDULES

Disclosure Schedules

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated January 16, 2021 (this “Agreement”), is by and among Citrix Systems, Inc., a Delaware corporation (“Parent”), Wrangler Topco, LLC, a Delaware limited liability company (the “Company”), Wallaby Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Vista Equity Partners Management, LLC, solely in its capacity as the representative of the Company Holders (defined below) (the “Representative”). Parent, Merger Sub, the Company and the Representative are collectively referred to herein as the “Parties” or individually as a “Party.” Certain capitalized terms used in this Agreement have the meanings assigned to them in Section 8.1.

BACKGROUND

The board of managers of the Company has (a) determined that it is in the best interest of the members of the Company (the “Company Members”) to enter into this Agreement, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which the Company shall continue as the surviving limited liability company and as a wholly owned subsidiary of Parent, and (c) resolved to recommend adoption and approval of this Agreement by and the approval of the consummation of the Transactions, including the Merger, by the Requisite Holders (as that term is defined in the Company LLC Agreement), in each case, in accordance with the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (as amended, the “DLLCA”) and the Organizational Documents of the Company.

Contemporaneously with the execution and delivery of this Agreement, the Company has provided the Company Member Approval adopting and approving this Agreement and approving the consummation of the Transactions, including the Merger, in accordance with the DLLCA and the Organizational Documents of the Company, and accordingly the Transactions, including the Merger, are an Approved Sale.

Contemporaneously with the execution and delivery of this Agreement, Parent, in its capacity as the sole member of Merger Sub, has adopted and approved this Agreement and approved the consummation of the Transactions, including the Merger, in accordance with the DLLCA and the Organizational Documents of Merger Sub.

The right of Company Members, holders of Company Options and the holder of Restricted Stock Units (collectively, the “Company Holders”) to receive Merger Consideration will be subject to the indemnification obligations of the Company Holders set forth in this Agreement, and a portion of the Merger Consideration will be placed in escrow by Parent as security for an adjustment, if any, pursuant to Section 1.7 and indemnification obligations of the Company Holders hereunder.

Vista Equity Partners Management, LLC (“Vista”) has been appointed as the Representative as of the date of this Agreement pursuant to Section 7.10 for the purposes set forth in this Agreement.

As a condition and inducement to Parent entering into this Agreement, concurrently with the execution and delivery of this Agreement, (a) each of the individuals set forth on Section 2.12(d) of the Disclosure Schedule has executed and delivered an Offer Letter, (b) certain Company Holders have executed and delivered a restrictive covenant agreement in the form of Exhibit C-1, and (c) Vista and certain of its Affiliates have executed and delivered a restrictive covenant agreement in the form of Exhibit C-2 (items (b) and (c) together, the “Restrictive Covenant Agreements”), that, in each case will become effective as of the Effective Time.

In consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions in this Agreement, and in accordance with the DLLCA, Merger Sub will be merged with and into the Company, pursuant to the certificate of merger substantially in the form of Exhibit D (the “Certificate of Merger”). Parent will cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware concurrently with or as soon as practicable following the Closing. The Merger will become effective at the time of such filing or such other time set forth in the Certificate of Merger (the “Effective Time”). As a result of the Merger, the separate limited liability company existence of Merger Sub shall cease, and the Company will be the surviving limited liability company (sometimes referred to as the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place as promptly as practicable, but not later than two Business Days, after the satisfaction or waiver of each of the conditions set forth in Article 5 (other than such conditions that by their nature will be satisfied at Closing), or at such other time as the Parties agree in writing; provided, however, that (a) unless Parent expressly agrees in writing (in its sole discretion), the Closing shall not take place prior to February 19, 2021 and (b) if pursuant to this Section 1.2 the Closing is scheduled to occur within the last week of a calendar quarter, then the Closing shall occur on the first Business Day of the immediately succeeding calendar quarter. The Closing will take place by electronic exchange of documents. The date on which the Closing occurs is the “Closing Date.”

Section 1.3 General Effects of the Merger.

(a) The effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DLLCA.

(b) At the Effective Time, the certificate of formation of the Surviving Company will be amended and restated to read the same as the certificate of formation of Merger Sub as is in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein will be changed to a name designated by Parent.

(c) At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, will be the limited liability company agreement of the Surviving Company, except that all references to the name of Merger Sub therein will be changed to a name designated by Parent.

(d) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Company, for so long as provided under the DLLCA and the certificate of formation and the limited liability company agreement of the Surviving Company.

Section 1.4 Effects on Company Units; Escrow Fund and Expense Fund. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent or the Company, the following will occur:

(a) Each Company Unit or other equity interest of the Company that is owned by Parent, Merger Sub, the Company or any of their Subsidiaries, will automatically be cancelled for no consideration and will cease to exist.

(b) All equity interests of Merger Sub outstanding immediately prior to the Effective Time will be converted into one validly issued and fully paid unit of the Surviving Company.

(c) All Company Units (other than Company Units to be cancelled in accordance with Section 1.4(a)) issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive (1) an amount of cash (without interest) equal to the Closing Per Unit Consideration and (2) from time to time an amount of cash equal to the Contingent Consideration for such Company Unit, in each case subject to Section 1.7(b). All Company Units will no longer be outstanding, will automatically be canceled and will cease to exist. Book entries representing Company Units as of immediately prior to the Effective Time will represent only the right to receive the Closing Per Unit Consideration and Contingent Consideration that is allocated to such Company Units, following delivery of a Letter of Transmittal with respect to such Company Units.

(d) At each time of payment, the amount of cash each Company Holder is entitled to receive from time to time for all Company Units held by such Company Holder will be aggregated and rounded down to the nearest whole cent.

(e) At the Closing, Parent will make the following payments and retain the following amounts in accordance with the Funds Flow Statement:

(1) Parent will pay, or cause to be paid, (A) the Transaction Expenses on behalf of the Company set forth on the Closing Statement, and (B) the Company Indebtedness to be repaid in accordance with the Closing Statement;

(2) Parent will cause a portion of the Merger Consideration equal to $35,000,000 (the “Escrow Amount” and, as it may be or decreased from time to time pursuant to the Escrow Agreement, the “Escrow Fund”) to be deposited with the Escrow Agent in accordance with an agreement substantially in the form of Exhibit E (the “Escrow Agreement”), by and among Parent, the Escrow Agent and the Representative. The Escrow Fund will be held and distributed in accordance with the terms of the Escrow Agreement and Article 7;

(3) Parent shall deliver to an account designated by the Representative an amount equal to $500,000 (the “Representative Fund”) to be held in trust to cover and reimburse the fees and expenses incurred by the Representative for its obligations in connection with this Agreement and the transaction contemplated herein. The Representative Fund will be held and distributed in the discretion of the Representative and in accordance with Section 7.10(a);

(4) Parent will cause the balance of the Merger Consideration in excess of the sum of the amounts deposited according to Section 1.4(e)(2) and Section 1.4(e)(3) that is payable to Company Members and non-employee Company Holders of Vested In-the-Money Options to be deposited with the Exchange Agent, as set forth in the Closing Statement and subject to Section 1.8;

(5) Parent will cause the balance of the Merger Consideration in excess of the sum of the amounts deposited according to Section 1.4(e)(2) and Section 1.4(e)(3) that is payable to employee (or former employee) Company Holders of Vested In-the-Money Options to be deposited with the Surviving Company, as set forth in the Closing Statement and subject to Section 1.8; and

(6) If there is a split, combination, dividend of equity or equity derivatives, reorganization, reclassification, recapitalization or other similar change with respect to Company Units occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of Company Units affected thereby, and all calculations that are based upon numbers of units of any such Company Units or the liquidation preferences thereof that are affected thereby, will be equitably adjusted to the extent necessary to provide the Company Holders the same economic effect as contemplated by this Agreement before such change.

Section 1.5 Exchange of Company Units.

(a) At or before the Closing, Parent shall enter into an agreement with the Exchange Agent, which shall provide that Parent shall make available at the Effective Time to the Exchange Agent cash in the amount necessary for the payment of the Closing Per Unit Consideration to Company Holders as specified and allocated in Section 1.4 and the Closing Per Option Consideration to Company Holders of Vested In-the-Money Options as specified and allocated in Section 1.6.

(b) At or promptly following the Effective Time, Parent or the Surviving Company shall pay, or Parent or the Surviving Company shall otherwise take all steps necessary to cause to be paid by check or wire transfer of immediately available funds to the accounts of the holders of Company Units, to the extent that each such holder of Company Units delivers a letter of transmittal substantially in the form of Exhibit F (the “Letter of Transmittal”), duly executed and completed in accordance with the instructions thereto, to the Company or its designee and copies of such documents are received by Parent at least two Business Days prior to the Closing Date, cash in an aggregate amount equal to the Closing Per Unit Consideration into which the Company Units were converted in accordance with Section 1.4(c), as set forth on the Closing Statement; provided, that to the extent Company Holders Affiliated with Vista deliver Letters of Transmittal as set forth above, Parent shall use commercially reasonable efforts to cause the payments to which such Company Holders are entitled hereunder shall be delivered to such Company Holders on the Closing Date. If any transfer of ownership of Company Units has not been registered in the Company’s equity interest records, payment may be made to a Person other than the registered owner only in accordance with the requirements described in the Letter of Transmittal. Other than interest earned on the Escrow Amount that becomes part of the Escrow Fund and is not distributed to Parent in accordance with the Escrow Agreement, no interest will accrue or be paid on the cash payable to Company Holders in accordance with this Article 1.

(c) The payment of cash paid in respect of Company Units or In-the-Money Options in accordance with this Article 1, including any Contingent Consideration payable from time to time in respect of those Company Units and In-the-Money Options, will be in full satisfaction of all rights pertaining to the Company Units or In-the-Money Options. The equity transfer books of the Company will be closed immediately upon the Effective Time, and there will be no further registration of transfers on the stock transfer books of the Surviving Company of the Company Units or In-the-Money Options that were outstanding immediately prior to the Effective Time.

(d) None of Parent, the Surviving Company or the Exchange Agent will be liable to any Person with respect to any Merger Consideration (including any Contingent Consideration) validly delivered to a public official in accordance with any legally applicable abandoned property, escheat or similar Law. If any amounts payable in accordance with this Article 1 would otherwise escheat to any Governmental Authority, then any such amounts, immediately prior to the date on which such amounts would escheat, will become the property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

Section 1.6 Effects on Company Options and Restricted Stock Units.

(a) At the Effective Time, (x) each then-outstanding option to purchase Class B Units (each, a “Company Option”) that was granted under the 2013 Plan and is vested and unexercised as of immediately prior to the Effective Time and (y) each Company Option (other than a Rollover Option) that was granted under the 2018 Plan, whether vested or unvested, which, in each case, has an exercise price per Class B Unit less than the Per Unit Consideration (each, a “Vested In-the-Money Option”) will be cancelled in consideration of:

(1) an amount in cash equal to the Closing Per Option Consideration applicable to the Vested In-the-Money Option, subject to any Tax withholding in accordance with Section 1.7(b); and

(2) a non-transferable contingent right of the Company Holder of such Vested In-the-Money Option to receive the Contingent Consideration allocable to such Vested In-the-Money Option.

(b) At the Effective Time, each Rollover Option and each other Company Option granted pursuant to the 2013 Plan that is unexercised and unvested immediately prior to the Effective Time, which, in each case, has an exercise price per Class B Unit less than the Per Unit Consideration (each, an “Unvested In-the-Money Option”) will be cancelled and automatically converted into an option (each, a “Substituted Option”) to acquire a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (1) the number of Class B Units subject to such Unvested In-the-Money Options multiplied by (2) the Substituted Option Exchange Ratio, which Substituted Option shall have an exercise price per share of Parent Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Class B Unit of such Unvested In-the-Money Option in effect immediately prior to the Effective Time by (y) the Substituted Option Exchange Ratio. Each Substituted Option will remain subject to the same service-based vesting schedule and other terms and conditions that applied to the corresponding Unvested In-the-Money Option in effect immediately prior to the Effective Time, except for any performance-based vesting conditions and other terms rendered inoperative by reason of the Merger or for any appropriate administrative or ministerial changes; provided that, the delivery of the Substituted Option will be contingent on the delivery of a Rollover Option Consent; and provided, further, that as of the Effective Time, the Board of Directors of Parent or a committee thereof shall succeed to the authority and responsibility of the Company’s board of managers or any committee thereof with respect to each Substituted Option.

(c) As soon as reasonably practicable following the Effective Time and prior to first date on which shares of Parent Common Stock shall become issuable with respect to a Substituted Option, Parent shall file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 (the “Form S-8 Registration Statement”), registering that number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock issuable upon the exercise of all Substituted Options that are eligible to be registered on Form S-8 and shall use commercially reasonable efforts to maintain the effectiveness of the Form S-8 Registration Statement for so long as such Substituted Options remain outstanding; provided, however, that in the event that the filing deadline contemplated by this Section 1.6(c) shall occur while trading of shares of Parent Common Stock has been suspended globally under Parent’s then-effective registration statements, then Parent shall only be required to file the Form S-8 Registration Statement as soon as reasonably practicable after trading has been restored.

(d) At the Effective Time, each outstanding and unvested award of Restricted Stock Units shall become fully vested and shall be cancelled and converted into the right to receive the Per Unit Consideration in respect of each Class B Unit underlying such award in accordance with Section 1.4(c).

(e) Following the Effective Time, no holder of any Company Options or Restricted Stock Units will have any right to receive any consideration in respect of such Company Option or Restricted Stock Units, as applicable, other than as expressly set forth in this Section 1.6, notwithstanding the terms of the Company Option or any Company Unit Plan or any agreements underlying the grant of Restricted Stock Units. As of the Effective Date, the Board of Directors of Parent shall assume each Company Unit Plan, as amended in accordance with Section 4.12(e). As of the date of this Agreement, the 2018 Plan has an aggregate of up to 22,791,152 Class B Units that are authorized and remain unissued.

(f) Prior to the payment of any consideration therefor in accordance with this Section 1.6, the Company or the Surviving Company, as applicable, will (1) obtain from (A) each holder of Rollover Options or other Company Options granted pursuant to the 2013 Plan that is unexercised and unvested immediately prior to the Effective Time a consent in the form of Exhibit G-1 (a “Rollover Option Consent”) and (B) each holder of any Vested In-the-Money Options or any Restricted Stock Units a consent in the form of Exhibit G-2 (such consent, together with the Rollover Option Consents, the “Option Consents”), in each case, which provide for such holder’s consent to Article 7 and the application of this Section 1.6 to all of such holder’s Company Options or Restricted Stock Units, as applicable, in full satisfaction of any rights such holder may have under the Company Unit Plans prior to giving effect to the amendment contemplated by Section 4.12(e) or any Company Options or any agreements underlying the grant of Restricted Stock Units (in each case, excluding any continuing right to Substituted Options received pursuant to Section 1.6(b) and (2) adopt resolutions to effectuate the treatment of the Company Options and Restricted Stock Units pursuant to this Section 1.6, including providing that any Company Option with respect to which a valid notice of exercise either has not been received by the Company or has been received but then revoked prior to the Closing will not be exercisable thereafter, and (3) take any other actions that are necessary to effectuate the treatment of the Company Options and Restricted Stock Units pursuant to this Section 1.6. Each Option Consent will include a provision regarding the release of claims and acknowledgement of and consent to the provisions of Section 1.6.

(g) Payment of the consideration for each Vested In-the-Money Option pursuant to this Section 1.6 will be made as follows, subject to the receipt by Parent of an Option Consent from the holder:

(1) on the Company’s first regular payroll date that is at least ten Business Days after the Closing Date, Parent will, or will cause the Exchange Agent or the Surviving Company to, deliver to the holder of such Vested In-the-Money Option the consideration payable pursuant to Section 1.6(a)(1); and

(2) in connection with each instance of payment of Contingent Consideration, Parent will cause the Escrow Agent to deliver the consideration payable pursuant to Section 1.6(a)(1) to Parent or a subsidiary of Parent designated by Parent, which will in turn deliver or cause to be delivered the consideration payable pursuant to Section 1.6(a)(1) to such holder on the first payroll date that is at least ten Business Days after the receipt by Parent or its designated subsidiary of such amount from the Escrow Agent.

Section 1.7 Post-Closing Adjustment.

(a) Section 1.7(a) of the Disclosure Schedule sets forth an example calculation of Working Capital as of October 31, 2020, including the components thereof, assuming the Closing occurred on such date. Such example calculation was prepared using the principles, methods and methodologies set forth on Section 1.7(a) of the Disclosure Schedule (the “Accounting Principles”). Concurrently with delivery of the Closing Statement, the Company will deliver to Parent the Company’s good faith estimate of estimated Working Capital as of immediately prior to the Closing, including the components thereof, as calculated based on the Accounting Principles and the example calculation of Working Capital set forth on Section 1.7(a) of the Disclosure Schedules (the “Estimated Working Capital”), including reasonable supporting documents.

(b) Within 90 calendar days after the Closing Date, Parent shall deliver to the Representative (1) an unaudited consolidated balance sheet of the Company as of immediately before the Closing (the “Closing Balance Sheet”) and (2) a statement (the “Post-Closing Statement”) setting forth the calculation of the (A) actual Working Capital as of immediately prior to the Closing, including the components thereof, as calculated on a basis consistent with Section 1.7(a) of the Disclosure Schedules (the “Closing Working Capital”), (B) actual Cash and Cash Equivalents of the Company as of immediately prior to the Closing (“Closing Cash”), (C) actual Company Indebtedness as of immediately prior to the Closing (the “Closing Company Indebtedness”) and (D) the actual Transaction Expenses as of immediately prior to the Closing (the “Closing Transaction Expenses”), in each case with reasonable supporting or underlying documentation used in the preparation thereof. The Closing Balance Sheet and Post-Closing Statement will be prepared in accordance with the Accounting Principles and will fairly present the financial position of the Company as of the Closing Date immediately before the Effective Time. When Parent delivers the Closing Balance Sheet and the Post-Closing Statement, Parent shall provide the Representative and the Representative’s representatives reasonable access during normal business hours to the books and records and employees of the Surviving Company to the extent necessary to determine the accuracy of the Closing Balance Sheet and the Post-Closing Statement and will cause the employees of the Surviving Company and Parent to reasonably cooperate with the Representative and the Representative’s representatives in connection with their determination of the accuracy of the Closing Balance Sheet and the Post-Closing Statement.

(c) The Representative may object to the Closing Balance Sheet or the Post-Closing Statement by written notice to Parent within 45 calendar days after the Representative receives the Closing Balance Sheet and the Post-Closing Statement. If the Representative does not so object, then the Closing Balance Sheet and the Post-Closing Statement will each be considered final at the end of the last day of that 45-day period. If the Representative does so object during such period and the Representative and Parent are unable to resolve their differences within 30 calendar days after the Representative so objected, then the Representative and Parent will instruct their respective accountants to use commercially reasonable efforts to resolve such disputed items to their mutual satisfaction and to deliver a final Closing Balance Sheet and Post-Closing Statement to the Representative and Parent as soon as possible. If the Representative’s accountants and Parent’s accountants are unable to resolve any such disputed items within 30 calendar days after receiving such instructions, then the Representative and Parent will submit a list of the remaining disputed items and the respective values attributable thereto to a nationally recognized independent accounting firm mutually agreed by Parent and the Representative (the “Working Capital Arbiter”) for resolution, and they will instruct the Working Capital Arbiter to determine the final Closing Balance Sheet and Post-Closing Statement and to deliver its determination to the Representative and Parent as soon as possible. The Working Capital Arbiter will consider only those items and amounts in the Representative’s and Parent’s respective calculations of the Post-Closing Statement that are identified as being items and amounts to which the Representative and Parent have been unable to agree. In resolving any disputed item, the Working Capital Arbiter must assign the item a value equal to or between the values claimed respectively by the Representative and Parent. The Working Capital Arbiter will determine the final calculation for Closing Working Capital (the “Final Working Capital”), Closing Cash (the “Final Cash”), Closing Company Indebtedness (the “Final Company Indebtedness”) and Closing Transaction Expenses (the “Final Transaction Expenses”, together with Final Working Capital, Final Cash and Final Company Indebtedness, the “Final Closing Statement”) based solely on the written materials submitted by the Representative and Parent and on the definition of Working Capital included in this Agreement. The determination of the Working Capital Arbiter will be binding upon the Parties for all purposes, and Parent, the Representative and the Company Members each will not have any right to, and will not, institute any Action challenging such determination or with respect to the matters that are the subject of this Section 1.7, except that they will not be precluded from instituting or pursuing an Action to enforce such determination, or from claiming any Losses pursuant to Section 7.3(f) or (g) to the extent not otherwise taken into account in the Final Closing Statement. The Working Capital Arbiter will act as an expert and not as an arbitrator. If the Working Capital Arbiter’s determination of Post-Closing Statement is closer to the value initially asserted by Parent to the Working Capital Arbiter, then the Company Members will pay the costs of the Working Capital Arbiter, and the Representative is authorized to pay such costs by deducting the amount thereof from the Representative Fund or any Contingent Consideration otherwise payable. If the Working Capital Arbiter’s determination of the Final Closing Statement is closer to the value initially asserted by the Representative to the Working Capital Arbiter, then Parent will pay the costs of the Working Capital Arbiter. Each of Parent and the Representative will cooperate with and assist the Working Capital Arbiter to determine the Final Closing Statement and Closing Balance Sheet, including by making available and granting access to records and employees.

(d) Within three Business Days of the final determination of the Closing Balance Sheet and Final Closing Statement in accordance with Section 1.7(a), the Merger Consideration shall be recalculated by substituting the Final Working Capital for Estimated Working Capital, the Final Cash for Estimated Cash, the Final Company Indebtedness for Estimated Company Indebtedness and the Final Transaction Expenses for Estimated Transaction Expenses (the “Adjusted Merger Consideration”), and:

(1) if the Adjusted Merger Consideration is greater than the Merger Consideration, then Parent will cause to be paid to the Exchange Agent (for the benefit of, and for further distribution to, each of the Company Holders according to their Aggregate Escrow Funding Percentages) an amount equal to the positive amount by which the Adjusted Merger Consideration is greater than the Merger Consideration, and Representative and Parent will cause the Escrow Agent to deliver from the Escrow Fund by wire transfer of immediately available funds to the Exchange Agent or the Surviving Company (for the benefit of holders of Company Options according to their Aggregate Escrow Funding Percentages), an amount equal to $5,000,000; and

(2) if the Merger Consideration is greater than the Adjusted Merger Consideration, then the Representative and Parent will cause the Escrow Agent to deliver from the Escrow Fund by wire transfer of immediately available funds (A) to Parent, the positive amount, if any, by which the Adjusted Merger Consideration is less than the Merger Consideration (the “Negative Adjustment”), and (B) if the Negative Adjustment is less than $5,000,000, to the Exchange Agent as set forth below or the Surviving Company (for the benefit of holders of Company Options according to their Aggregate Escrow Funding Percentages), an amount equal to (i) $5,000,000, less (ii) the Negative Adjustment.

Any distributions for the benefit of Company Holders will be made (i) in accordance with their aggregate Escrow Funding Percentages and (ii) to the Exchange Agent (for the benefit of, and for further distribution to, each of the Company Holders) or the Surviving Company (for the benefit of, and for further distribution to, each of the holders of Company Options), subject to Section 1.8.

Section 1.8 Tax Withholding; Transfer Taxes.

(a) Notwithstanding any other provision of this Agreement, each of Parent, the Surviving Company, each of their Affiliates, the Exchange Agent and the Escrow Agent will be entitled to deduct and withhold from any amounts otherwise payable in accordance with this Agreement to any Company Holder, or to any other Person, such amounts as Parent, the Surviving Company, each of their Affiliates, the Exchange Agent or the Escrow Agent (each, a “Payor”) reasonably believes are required to be deducted and withheld under any Tax Law with respect to the making of such payment. The applicable Payor shall take commercially reasonable efforts to give Representative at least three Business Days’ prior written notification of its intention to make any such deduction or withholding and shall take commercially reasonable efforts to cooperate with Representative to mitigate, reduce or eliminate any such deduction or withholding; provided that such written notification shall not be required with respect to (1) any payments in the nature of compensation made to employees or former employees of the Company or any of its Subsidiaries or (2) any withholding attributable to the failure of the Company to provide a FIRPTA Certificate. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by a Payor, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Company Holder, or other Person, in respect of which such deduction and withholding was made by such Payor.

(b) Parent, on one hand, and the Company Holders, on the other hand, will each bear one half of any Tax or other fee, including any transfer, documentary, sales, use, value-added, gross receipts, occupation, excise, duty stamp, registration and any similar Taxes or fees (“Transfer Taxes”), imposed by or payable to a third party in connection with the receipt of Merger Consideration by any Company Holder or other amount otherwise payable pursuant to this Agreement or the Escrow Agreement to which such Company Holder is entitled. Parent and the Representative, as applicable, shall, upon request of the other Party, use commercially reasonable efforts to obtain from any Person as the case may be, any information, certificate or other document as many be necessary to mitigate, reduce or eliminate any Transfer Taxes. The Party that is required to pay the Transfer Taxes shall timely pay such Transfer Taxes to the appropriate Governmental Authority, and the other Party shall cooperate in the execution and delivery of all instruments and certificates necessary to enable the appropriate Party to comply with any filing requirements and promptly pay to the filing party the amount of Transfer Taxes for which such other Party is responsible pursuant to this Section 1.8(b).

Section 1.9 Taking of Necessary Further Actions. Each of Parent, the Company and the Representative will take all such lawful action as may be necessary in order to effectuate the Merger in accordance with this Agreement as promptly as possible. Without limiting the foregoing and subject to the terms of this Agreement, if an Order preventing the consummation of any of the Transactions is issued by a court of competent jurisdiction, each Party will use its commercially reasonable efforts to have such Order lifted. Each Party, at the request of the other Parties, will execute and deliver such documents and do and perform such other acts and things as may be necessary for effecting completely the consummation of the Transactions.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures and other responses set forth in the Disclosure Schedule (which exceptions and responses are arranged by sections corresponding to the Sections or Subsections of this Article 2 to which they apply and qualify other Sections or Subsections of this Article 2 to the extent that it is reasonably apparent from the text of an exception or response that such exception or response is applicable to such other Section or Subsection), the Company represents and warrants to Parent and Merger Sub as follows:

Section 2.1 Organization and Power. The Company (a) is duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite power and authority to own its assets and to carry on its business as now conducted and (c) is qualified to do business and in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect on the Company. The Company is not in violation of any of the provisions of its Organizational Documents. Section 2.1 of the Disclosure Schedule lists, as of the date hereof, (1) the officers and directors of the Company and each of its Subsidiaries and (2) the jurisdictions in which the Company and each of its Subsidiaries is qualified to do business. The Company has Made Available a true and correct copy of its Organizational Documents, each as amended to date.

Section 2.2 Capitalization; Subsidiaries.

(a) The equity interests of the Company consists of (1) 916,246,120 Class A Units and (2) 7,562,491 Class B Units. All issued and outstanding Company Units are duly authorized, validly issued and fully paid and are free of any Encumbrance. There are no declared or accrued but unpaid dividends with respect to any Company Units.

(b) Section 2.2(b) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all of the Company Holders and the number of Company Units (by class and series), Restricted Stock Units in respect of Class B Units, and Company Options to acquire Company Units owned by each of them. Except as set forth on Section 2.2(b) of the Disclosure Schedule, there are no outstanding, promised or authorized stock option, stock appreciation, restricted share, stock unit, phantom stock, profit participation or other similar equity-based rights with respect to the Company or its Subsidiaries.

(c) In connection with the consummation of the Merger, all of the Restricted Stock Units issued and outstanding immediately prior to the Effective Time will become fully vested and will no longer be subject to a repurchase right of the Company, risk of forfeiture or other condition under any applicable unit restriction agreement or other Contract with the Company.

(d) Except as set forth in the Company LLC Agreement or the Company Unit Plans, the Company is not obligated under any Contract to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Units or options or warrants to acquire any Company Unit or Company Option. The Company is not obligated to grant, extend, accelerate the vesting of or waive any repurchase rights of, change the price of or otherwise amend or enter into any such option, warrant or Contract. Except as set forth in the Company LLC Agreement or the Company Unit Plans, there are no Contracts relating to the future purchase or sale of any Company Unit (1) between or among the Company and any Company Holder, other than written Contracts granting the Company the right to purchase Class B Units upon termination of employment or service, or (2) between or among any of the Company Holders. All outstanding Company Units and Company Options were issued in compliance with all applicable Laws, and all Company Units repurchased by the Company were repurchased in compliance with the DLLCA, the Company’s Organizational Documents, all applicable federal and state securities Laws and all rights of first refusal and other similar rights and limitations that were not waived.

(e) Except for the Organizational Documents of the Company, there are no unitholder agreements, voting trusts or other agreements or understandings relating to the voting of any Company Units to which the Company is a party or otherwise has knowledge of, and there are no agreements between the Company or its Subsidiaries and any securityholder or others, or among any Company Holders, relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Units.

(f) The Company Unit Plans are the only equity-based plans or programs providing for equity compensation of any Person in respect of a Company Unit, whether or not such Company Units are outstanding. Except for the Company Unit Plans, neither the Company nor any of its Subsidiaries maintains any stock option plan or other plan, agreement or arrangement providing for equity compensation of any Person. The number of Class B Units with respect to which Company Options may be granted under the 2018 Plan shall not exceed, in the aggregate, 76,426,265 Class B Units, of which 53,308,143 are outstanding under the 2018 Plan as of the date of this Agreement. The number of Class B Units with respect to which Company Options now outstanding under the 2013 Plan is 46,585,290 as of the date of this Agreement. No other Company Units are reserved for issuance under any other Company Option. The grant of each Company Option has been properly approved by the requisite corporate authority. To the extent required under applicable Law, the Company Holders have properly approved and the Company has properly reserved for issuance Class B Units issuable under the Company Unit Plan.

(g) The Company has not granted any Company Option except to individual Persons who were service providers of the Company at the time of grant in compensation for such service. All awards of Company Options have been documented with the grant forms Made Available without material deviation from such forms. All Company Options have been granted in accordance with the terms of the Company Unit Plans and applicable Law, including Section 409A of the Code.

(h) No bonds, debentures, notes or other indebtedness of the Company or its Subsidiaries (1) having the right to vote on any matters on which equityholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (2) the value of which is in any way based upon or derived from equity interests of the Company or any of its Subsidiaries, are issued or outstanding.

(i) The allocation of the Merger Consideration set forth in Section 1.4 is consistent with the Organizational Documents of the Company.

(j) The information contained in the Closing Statement with respect to the items set forth in Section 4.10(a)(1) and (5)-(10), will be complete and correct as of the date delivered.

(k) Section 2.2(k) of the Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company, indicating its officers and directors, the record and beneficial owners of all of its issued and outstanding equity interests and its jurisdiction of formation. Except as set forth in Section 2.2(k) of the Disclosure Schedule, the Company does not own or control any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person. Each Subsidiary of the Company (1) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (2) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted and (3) is qualified to do business and in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. None of the Subsidiaries of the Company is in violation of any of the provisions of its Organizational Documents, and no changes thereto are pending. All the outstanding equity interests of each Subsidiary of the Company is, to the extent applicable, duly authorized, validly issued, fully paid and nonassessable. There are no Contracts to which any Subsidiary of the Company is a party or by which it is bound obligating any Subsidiary of the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock or equity interest of such Subsidiary or obligating such Subsidiary to enter into any such Contract.

(l) The Company is not subject to or threatened to be subject to any insolvency proceedings.

Section 2.3 Authorization; Enforceability.

(a) The execution, delivery and performance of this Agreement and the consummation of the Transactions by the Company have been duly authorized by all requisite action on the part of the Company, and no further action is required on the part of the Company to authorize this Agreement and the Related Agreements to which it is a party. The Company’s board of managers, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote (with no abstentions) at a meeting duly called and held or by action without a meeting, has (1) approved this Agreement, the Merger and the other Transactions, (2) determined that this Agreement and the terms and conditions of the Merger and the Transactions are advisable and in the best interests of the Company and the Company Members, and (3) recommended that the Company Members approve and adopt this Agreement and approve the consummation of the Transactions, including the Merger.

(b) The Company Member Approval is the only vote or action required of the Company Members or any other Person under the DLLCA, the Company’s Organizational Documents or any Contract to which the Company is a party or for which the Company Units or the Assets and Properties of the Company and its Subsidiaries are bound or subject to adopt or approve this Agreement and to approve the consummation of the Transactions. The Transactions are an Approved Sale (as that term is defined in the Company LLC Agreement).

(c) The Company, prior to the Effective Time, will have notified the Company Members of the Transactions as and to the extent required by the terms and conditions of the Organizational Documents of the Company and the DLLCA and as contemplated in this Agreement.

(d) This Agreement and the Related Agreements to which it is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto and thereto, are legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (2) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

Section 2.4 Noncontravention; No Consents.

(a) Except as set forth on Section 2.4(a) of the Disclosure Schedules, the execution and delivery by the Company of this Agreement and the Related Agreements to which it is a party, and the performance by it of its obligations hereunder and thereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not, (1) conflict with, or result in any violation of any provision of, the Organizational Documents of the Company or any of its Subsidiaries, (2) conflict with, or result in any material violation of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Material Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which any of their respective Assets and Properties are bound or (3) assuming compliance with the matters referred to in Section 2.4(b), conflict with, or result in any violation of any provision of any Order or Law, in each case applicable to the Company or any of its Subsidiaries or their respective Assets and Properties other than in the case of clause (3) any such conflict, violation or default that would not have a Material Adverse Effect on the Company.

(b) No consent, waiver, approval, license, Permit, Order or authorization (“Consent”) of or from, or registration, declaration, notice or filing with or made to any Governmental Authority or the expiry of any related waiting period is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (1) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the other merger control filings and notifications in respect of the Transactions set forth on Section 2.4(b)(1) of the Disclosure Schedule (such filings and notifications, the “Required Foreign Filing”), (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (3) such other items that the failure of which to obtain or make would not have a Material Adverse Effect on the Company (it being agreed that for purposes of this Section 2.4(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (4) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur).

Section 2.5 Financial Statements.

(a) Section 2.5(a) of the Disclosure Schedule sets forth Wrangler Holdings, LLC’s (1) audited consolidated balance sheets as of, and related consolidated statements of operations and comprehensive loss, statements of members’ equity, and statements of cash flows for the years ended, December 31, 2018 and 2019, (2) unaudited consolidated balance sheets as of, and related statements of operations and comprehensive loss, statements of members’ equity, and statements of cash flows for each of the first three fiscal quarters of 2020, and (3) unaudited consolidated balance sheets as of, and related statements of operations and comprehensive loss, statements of members’ equity, and statements of cash flows for the 10-month period ended October 31, 2020 (the “Interim Balance Sheet”, and items (1), (2) and (3) collectively, the “Financial Statements”). The Financial Statements and, if applicable, any Additional Financial Statements (1) have been prepared in accordance with accounting practice generally accepted in the United States of America (“GAAP”) (except that the interim period Financial Statements described in clauses (2) and (3) of the preceding sentence do not have notes thereto) applied on a consistent basis throughout and between the periods indicated, and (2) present fairly in all material respects the consolidated financial condition and results of operations and cash flows of the Company and Wrangler Holdings, LLC and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of interim period Financial Statements and, if applicable, the interim period Additional Financial Statements (including the Interim Balance Sheet), to normally recurring year-end adjustments, none of which individually or in the aggregate are material). There has been no change in the Company’s or any of its Subsidiaries’ accounting policies since October 31, 2020 (the “Interim Balance Sheet Date”). The books of account and other financial records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and are in all material respects true, correct and complete, and do not contain or reflect any material inaccuracies or discrepancies.

(b) The aggregate amount of Company Indebtedness owed to third-party financial institutions, and the holders and amounts outstanding under each item of such third-party Company Indebtedness on the date of this Agreement are set forth in Section 2.5(b) of the Disclosure Schedule, which for the avoidance of doubt, shall not include items (5)-(10) of the definition of “Company Indebtedness” set forth herein.

(c) There are no unconsolidated Subsidiaries of the Company or any “off-balance sheet arrangement” of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

(d) The Company has in place systems and processes (including the maintenance of proper books and records) designed to (1) provide reasonable assurance regarding the reliability of the Financial Statements and (2) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes being referred to in this Agreement as the “Financial Controls”). The Company has in place a revenue recognition policy consistent with GAAP. Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, the Company’s independent auditors, has identified or been made aware of any (i) significant deficiency or material weakness in the Financial Controls or (ii) any fraud in the Financial Controls utilized by the Company or fraud in the Financial Statements.

Section 2.6 Absence of Certain Changes; Undisclosed Liabilities.

(a) Since the Interim Balance Sheet Date, (1) the Company and its Subsidiaries have conducted their business only in the ordinary course of business, (2) no Material Adverse Effect on the Company has occurred, and (3) neither the Company nor any of its Subsidiaries has experienced any material damage, destruction or loss (whether or not covered by insurance).

(b) Neither the Company nor any of its Subsidiaries has any Liabilities (whether or not required to be reflected in or reserved against on a balance sheet prepared in accordance with GAAP), except for Liabilities that (1) are reflected in or reserved against or shown on the Interim Balance Sheet, (2) have arisen or were incurred after the Interim Balance Sheet Date in the ordinary course of business (none of which is a Liability that results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement of rights or violation of Law), (3) are included as either a Current Liability in the calculation of the Estimated Working Capital, Estimated Company Indebtedness or Estimated Transaction Expenses, (4) arise under Material Contracts or under agreements not required to be disclosed as a Material Contract (but not, in either case, that are Liabilities for breaches thereof) or (5) are set forth on Section 2.6 of the Disclosure Schedules.

Section 2.7 Absence of Litigation. Except as set forth in Section 2.7 of the Disclosure Schedules, no Action has been or is pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective Assets and Properties or any of their respective officers or directors in their capacities as such. No Order has been or is outstanding against the Company, any of its Subsidiaries or any of their respective Assets and Properties, or any of the Company’s or its Subsidiaries’ directors or officers in their respective capacities as such. No Action is pending or, to the knowledge of the Company, threatened, against any Person who has a Contractual right or a right to indemnification from the Company pursuant to the Organizational Documents of the Company, the DLLCA or other Law, and to the knowledge of the Company, no reasonable basis exists for any such Action. No Action is pending or, to the knowledge of the Company, threatened based on a claim of breach of fiduciary duty by the Company’s directors or officers arising out of actions taken by the Company’s managers or officers prior to the Effective Time and, to the knowledge of the Company, no reasonable basis exists for any such Action. No Action by the Company or any of its Subsidiaries is pending, threatened or contemplated against any other Person.

Section 2.8 Restrictions on Business Activities. Except as set forth in Section 2.8 of the Disclosure Schedules, no Contract (including covenants not to compete) or Order binding upon the Company or any of its Subsidiaries has or could reasonably be expected to have, whether before or after consummation of the Transactions, the effect of prohibiting or impairing any current or future business practice of the Company or any of its Subsidiaries, any acquisition of tangible or intangible property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries, in each case, as currently conducted. Without limiting the generality of the preceding sentence, neither the Company nor any of its Subsidiaries has entered into any Contract with any Person (a) that limits the freedom of the Company or its Subsidiaries to (1) engage or participate, or compete with any other Person, in any line of business, market or geographic area or (2) make use of any Company Intellectual Property as necessary or desirable for the operation of the business (other than pursuant to the terms of any Inbound License or COTS Software license), or (b) under which the Company or its Subsidiaries grants most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person, (c) otherwise limiting the right of the Company or its Subsidiaries to offer, advertise, promote, sell, distribute or manufacture any data, products or services, (d) limiting the right of the Company or its Affiliates to purchase or otherwise obtain any software, products or services or (e) limiting the right of the Company or its Affiliates to hire or solicit potential Workers.

Section 2.9 Intellectual Property.

(a) Section 2.9(a) of the Disclosure Schedule contains a complete and accurate list (by name and version number) of all products and service offerings of the Company or any of its Subsidiaries that are currently or have been sold, licensed, distributed or otherwise disposed of, or used in connection with service offerings, as applicable, which shall include by implication any upgrades, extensions or natural evolutions thereof (collectively, the “Company Products”), and products that are as of the date of this Agreement under development by the Company (collectively, the “Developing Products”). All of the Company Products and Developing Products are provided to customers solely through the Internet as a cloud solution, and no Company Product has ever been sold, licensed or otherwise distributed as an on-premise product.

(b) Section 2.9(b) of the Disclosure Schedule sets forth a complete and accurate list of (1) all Registered Intellectual Property included in the Company-Owned Intellectual Property (the “Company Registered Intellectual Property”), (2) all unregistered Trademarks included among the Company-Owned Intellectual Property and (3) all Software included in the Company-Owned Intellectual Property that is not listed on Section 2.9(a) of the Disclosure Schedule. For each listed item of Company Registered Intellectual Property, Section 2.9(b)(1) of the Disclosure Schedule indicates, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is registered or applied-for, and the application or registration number, the status, and the registration, filing and anticipated expiration dates thereof, as applicable.

(c) All of the Company-Owned Intellectual Property is wholly and exclusively owned by the Company or one of its Subsidiaries free and clear of any Encumbrances. With respect to any Company-Owned Intellectual Property of which the Company or one of its Subsidiaries is a joint owner or co-owner, there are no restrictions (including by agreement with any third party joint owner or co-owner of Company-Owned Intellectual Property or otherwise) on the Company’s or any of its Subsidiaries’ exercise of the full scope of rights in such Company-Owned Intellectual Property.

(d) The Company or one of its Subsidiaries solely and exclusively owns all right, title and interest in and to the Company Products, the Developing Products and the Company Source Code, free and clear of all Encumbrances, and neither the Company nor any of its Subsidiaries has sold, transferred, assigned, or otherwise disposed of any rights or interests therein or thereto (other than Customer License Agreements or agreements with resellers or distributors).

(e) Section 2.9(e) of the Disclosure Schedule lists all Contracts (other than licenses for COTS Software and Open Source Materials) under which the Company or any of its Subsidiaries is a licensee or has licensed or otherwise been granted rights to or in any Intellectual Property or Software from a third party, and such rights, Intellectual Property or Software is: (1) incorporated in, integrated with, or used in connection with the Company Products or Developing Products and accessible by, or used by, any Customer, whether as part of an installation of the Company Product or via a network or (2) used by the Company or its Subsidiaries in the development of the Company Products or Developing Products; or (3) otherwise used in or necessary to the conduct of the businesses of the Company and its Subsidiaries other than COTS Software licenses (together, the “Inbound Licenses”). Section 2.9(e)(4) of the Disclosure Schedule lists all web services or application programming interfaces that the Company Products or the Developing Products call or with which the Company Products or the Developing Products interact (collectively, “Third Party APIs”), and the Company and its Subsidiaries have entered into written contracts granting the Company and such Subsidiaries sufficient rights necessary to support the Company Products’ and Developing Products’ interaction with and distribution of such Third Party APIs. Section 2.9(e)(5) of the Disclosure Schedule lists all database Software necessary for the use of the Company Products and Developing Products or with which the Company Products or Developing Products are designed to interoperate, and the Company and its Subsidiaries (x) have entered into written contracts granting the Company and such Subsidiaries sufficient rights necessary to support their use and distribution of or interoperability with such databases and (y) comply with all terms of such contracts. No Person who has licensed Intellectual Property or Software to the Company or any of its Subsidiaries has ownership or license rights to any improvements, derivative works or other modifications made by the Company or any of its Subsidiaries that are included in any Company Products or Developing Products.

(f) Section 2.9(f) of the Disclosure Schedule lists all Contracts (other than licenses for COTS Software, Open Source Materials, and the Company’s standard form agreements with customers, resellers, suppliers, distributors and vendors, in each case, that have been Made Available) between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, wherein or whereby the Company or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement, misappropriation or other violation by the Company, any of its Subsidiaries or such other Person of the Intellectual Property rights of any third party.

(g) Section 2.9(g) of the Disclosure Schedule lists all Open Source Materials used by the Company or any of its Subsidiaries in the Company Products, Developing Products or Company Source Code and the development of Company Products, Developing Products or Company Source Code. The Company Products, Developing Products and the Company Source Code are not subject to any terms in any license of any such Open Source Materials that result in the grant of, or require the Company or its Subsidiaries to grant, a license to, or disclose or freely distribute, any of the Company Products, the Developing Products or the Company Source Code. Neither the Company nor any of its Subsidiaries is in breach of any of the material terms of any license to any such Open Source Materials. Company Products and Developing Products that link with, use or include works distributed under the LGPL link to such works using a shared library mechanism as described in the LGPL.

(h) Except for COTS Software, Inbound Licenses and Open Source Materials, all Intellectual Property and Software used in or necessary to the conduct of the businesses of the Company and its Subsidiaries was created solely by either (1) employees of the Company or one of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including Intellectual Property rights therein to the Company or one of its Subsidiaries and have irrevocably waived any unassignable rights such as moral rights that they may possess in the Intellectual Property and Software, or (2) other Persons who have validly and irrevocably assigned all of their rights therein, including Intellectual Property rights to the Company or one of its Subsidiaries and have irrevocably waived any unassignable rights such as moral rights that they may possess in the Intellectual Property and Software. Except as set forth in Section 2.9(h) of the Disclosure Schedule, no other Person owns or has any rights to any portion of such Intellectual Property or Software (other than pursuant to the Company’s agreements with customers, resellers and distributors, in each case, that have been Made Available).

(i) Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights in or to joint ownership of, any Intellectual Property or Software related to the Company Products, the Developing Products or the Company Source Code to any other Person.

(j) All Company-Owned Intellectual Property, Company Products and Developing Products are fully transferable, alienable and licensable by the Company or its Affiliates without restriction and without payment to any Person (other than payments of license or royalty fees under the Inbound Licenses in connection with Software integrated or otherwise used in or in connection with Company Products and Developing Products).

(k) The operation of the businesses of the Company and its Subsidiaries as currently conducted, and as have been conducted in the last six years, including the design, development, use, import, export, manufacture, licensing, sale, distribution or other disposition of Company Products and the Developing Products, (1) do not and have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person (including rights to privacy or of publicity), breach any Contract or applicable rules, policies or guidelines in any material respect or constitute unfair competition or trade practices under the Laws of any jurisdiction and (2) the conduct of the businesses of the Company and its Subsidiaries as currently contemplated to be conducted is not reasonably expected to infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person (including rights to privacy or of publicity), breach any Contract or applicable rules, policies or guidelines in any material respect or constitute unfair competition or trade practices under the Laws of any jurisdiction. Neither the Company nor any of its Subsidiaries has received (1) any written notice from any Person claiming that such operation or any Company Product infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, breaches or has breached any Contract or applicable rules, policies or guidelines or constitutes unfair competition or trade practices under the Laws of any jurisdiction, or (2) any written request to license or any invitation to join a licensing program in order to operate without infringing, misappropriating or otherwise violating another Person’s rights. The Company and its Subsidiaries have taken and take all commercially reasonable steps that are necessary to ensure compliance with all Contracts or applicable rules, policies or guidelines which govern the use of data which has been or is currently used by the Company or its Subsidiaries in the operation of their businesses, including in any Company Products and Developing Products. There are no Actions pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries concerning the infringement, misappropriation or other violation of, Intellectual Property. To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company-Owned Intellectual Property.

(l) Each item of Company-Owned Intellectual Property is valid, subsisting and enforceable, and all necessary registration, maintenance and renewal fees in connection with any Company Registered Intellectual Property included in the Company-Owned Intellectual Property have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property as of the date of this Agreement. Except as set forth in Section 2.9(l) of the Disclosure Schedules, there are no actions that must be taken by the Company or any of its Subsidiaries within 90 days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(m) There is no, and have not been any, pending, decided or settled opposition, interference, reexamination, injunction, lawsuit, proceeding, hearing, investigation, written complaint, arbitration, mediation, written demand, decree or written claim related to Company-Owned Intellectual Property, any Company Product, or any Developing Product (“Dispute”), nor, to the knowledge of the Company, has any Dispute been threatened, challenging the legality, validity, enforceability or ownership of any Company-Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has sent any written notice of or initiated any Dispute. No Company-Owned Intellectual Property, Company Product or Developing Product is subject to any outstanding Order or other disposition of any Dispute.

(n) To the knowledge of the Company, there are no facts or circumstances that would render any Company-Owned Intellectual Property invalid or unenforceable. Without limiting the foregoing, to the knowledge of the Company, there is no information, material, fact, or circumstance, including any information or fact that would constitute prior art, that would render any Company Registered Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property, and neither the Company nor any of its Subsidiaries has knowingly misrepresented, or knowingly failed to disclose, and, to the knowledge of the Company, there is no misrepresentation or failure to disclose, any fact or circumstance in any application for any Company Registered Intellectual Property that would constitute Fraud or a misrepresentation with respect to such application or that would otherwise effect the validity or enforceability of any such Company Registered Intellectual Property.

(o) In each case in which the Company or one of its Subsidiaries has acquired any Intellectual Property from any Person, the Company or such Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek future damages with respect thereto) to the Company or such Subsidiary, and the Company or such Subsidiary has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(p) No material Intellectual Property that is Company-Owned Intellectual Property has been permitted to lapse or enter the public domain at the time that such Company-Owned Intellectual Property was material Intellectual Property.

(q) There are no disputes under any Contract between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, with respect to any Intellectual Property, Company Products or Developing Products regarding the scope of the relevant Contract with respect thereto, or performance under such Contract, or with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.

(r) Only object code versions of any Company Products have been provided to Customers. Except as set forth in Section 2.9(r) of the Disclosure Schedules, neither the Company nor any other party acting on behalf of the Company or any of its Subsidiaries has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below), other than to employees, consultants or independent contractors bound by valid and enforceable confidentiality agreements. No event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on behalf of the Company or any of its Subsidiaries to any third party of any Company Source Code. Section 2.9(r) of the Disclosure Schedule identifies each Contract under which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other third party, any Company Source Code. Neither the execution of this Agreement nor the consummation of any of the Transactions, in and of itself, would reasonably be expected to result in the release of any Company Source Code from escrow.

(s) Neither this Agreement nor the Transactions will result in (1) Parent or the Surviving Company granting to any Person any right to or with respect to any Company Products or Intellectual Property owned by any of them or (2) Parent or the Surviving Company being obligated to pay any royalties or other material amounts to any Person in excess of those amounts payable by any of them, respectively, in the absence of this Agreement or the Transactions.

(t) The Company and its Subsidiaries have taken all commercially reasonable steps that are necessary to protect the Company’s and its Subsidiaries’ rights in Trade Secrets included in the Company-Owned Intellectual Property and other confidential Company-Owned Intellectual Property. Without limiting the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each Worker involved in the development of Intellectual Property or Software to execute an enforceable proprietary information, confidentiality and assignment agreement, substantially in one of the Company’s standard forms Made Available, which validly and irrevocably assigns all such Worker’s rights in and to any such Intellectual Property and Software to the Company or its Subsidiaries and obligates such Worker to adequately maintain and protect the confidentiality of any Trade Secrets and other confidential Intellectual Property of the Company or its Subsidiaries, and all such current and former Workers have executed such an agreement in substantially in one of the Company’s standard forms Made Available, and all such former Workers who were involved in, or who contributed to, the creation or development of any Intellectual Property or Software on behalf of the Company or its Subsidiaries have executed such an agreement. To the knowledge of the Company, no Worker is in violation of any term of any such agreements or in violation of any employment Contract or any other Contract, or any restrictive covenant, relating to the right to use Trade Secrets, Intellectual Property or proprietary information of others.

(u) None of the Company-Owned Intellectual Property, Company Products or Developing Products were developed by or on behalf of, or using grants or any other subsidies of, any Governmental Authority or any educational institution or research center, and no government funding, facilities, faculty or students of an educational institution or research center or funding from third parties was used in the development of Company-Owned Intellectual Property or any Company Product or Developing Product. No current or former Worker who was involved in, or who contributed to, the creation or development of any Intellectual Property or Software contained in any Company Product or Developing Product, has performed services for a government, educational institution or research center during a period of time during which such Worker was also performing services for the Company or any of its Subsidiaries.

(v) There are no material defects in any Company Product and there are no material errors in any published technical documentation, specifications, manuals or user guides associated with or used or produced in the development of any Company Product. All Company Source Code and other documentation concerning Software owned by the Company or its Subsidiaries or contained in any Company Products is correct, complete and documented in a manner that would reasonably enable a software developer of reasonable skill to understand, modify, debug, enhance, compile, support and otherwise utilize the Software without reference to other sources of information. None of the Company Products, Developing Products and other proprietary Software of the Company and its Subsidiaries contains any (1) virus, Trojan Horse, worm or other software routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm software, hardware or data, (2) back door or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program, or (3) other malicious code that is intended to disrupt or disable the software or any information technology system used in connection therewith. There are no performance or functionality problems or issue with respect to any Company Product or Developing Product which adversely affects, or may reasonably be expected to adversely affect, the value, the value, functionality or fitness for the intended purposes of the Company Product or Developing Product. The Company has taken all commercially reasonable steps to ensure that all Company Products or Developing Product are operable on the applicable operating systems on which the Company has publicly stated that the Company Products are currently supported.

(w) Neither the Company nor any of its Subsidiaries participates in any collaborations or standards-setting organization with an educational institution, research center, industry body or consortium or other multi-party special interest group or activity, and no Company-Owned Intellectual Property has been granted, licensed to or otherwise made available to any standards-setting organization, nor has the Company or any of its Subsidiaries agreed to be bound by any rules or standards set by any third-party organization applicable to the industry in which the Company operates.

(x) For a period of three years prior to the date hereof, there has been no unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any Company Technology, that has caused any material disruption of or interruption to the use of such Company Technology or the conduct of the businesses of the Company or its Subsidiaries. The Company and its Subsidiaries maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, acts in material compliance therewith, and tests such plans and procedures on a regular basis with reasonable success.

(y) The Company and its Subsidiaries, and contractors acting on their behalf, have (1) established and complied in all material respects with (A) the Company’s and its Subsidiaries’ published and internal privacy policies, standard operating procedures and guidelines, (B) Contractual obligations with Customers and other third parties to which the Company and its Subsidiaries are bound, and (C) all applicable Laws, in each case, relating to data privacy, data collection, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, sale, and use of Personal Information (including Personal Information relating to Customers, employees, contractors, and third parties who have provided information to the Company or its Subsidiaries), and (2) taken commercially reasonable measures to protect the security and integrity of Personal Information and other material data in the custody or control of the Company or its Subsidiaries, including against loss, damage, and unauthorized access, use, modification, disclosure, or other misuse. There has been no loss, damage, or unauthorized access, use, transmission, modification, disclosure, or other misuse of any such information in the custody or control of the Company or its Subsidiaries, or any of their contractors. No Person (including any Governmental Authority) has made any written claim or commenced any Action or any investigation, or threatened in writing to initiate any claim, Action, or investigation, with respect to loss, damage, or unauthorized access, use, modification, disclosure, or other misuse of any such Personal Information by the Company, or its Subsidiaries or, any of their employees or contractors, and to the knowledge of the Company, there is no basis for any such claim, Action, or investigation. The execution, delivery and performance of this Agreement and the consummation of the Merger complies with the Company’s and its Subsidiaries’ applicable privacy policies and notices concerning Personal Information and will not result in any breaches of, or liabilities in connection with, any contractual obligations or applicable Laws relating to privacy and data security (including any such Laws in the jurisdictions where the applicable information is collected). The Company and its Subsidiaries have sufficient legal basis for their processing of Personal Information, where such basis is required under applicable Laws, and have at all times made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Authorities and other applicable Persons required by Laws related to data privacy, data collection, data protection and data security and has filed any required registrations with the applicable data protection authority.

Section 2.10 Taxes.

(a) Each income and other material Tax Return required to be filed by or on behalf of the Company and its Subsidiaries: (1) has been filed on or before its applicable due date (including any extensions of such due date that are validly obtained); and (2) has been, or will be when filed, materially true and correct and prepared in all material respects in compliance with all applicable Tax Laws. All income and other material Taxes required to be paid by the Company and its Subsidiaries (regardless of whether or not such Taxes were shown as due on a Tax Return) have been timely paid (taking into account extensions of time to pay such Taxes that are validly obtained). Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions granted in the ordinary course of business).

(b) (1) The unpaid Taxes of the Company and its Subsidiaries did not, as reflected on the Interim Balance Sheet, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on or set forth in the Financial Statements, (2) the Company and its Subsidiaries have not, since the Interim Balance Sheet, incurred any material Tax liability outside of the ordinary course of business and (3) the Company and its Subsidiaries have no liabilities for any Taxes arising in a Pre-Closing Tax Period that are not included in the calculation of the Pre-Closing Tax Amount or, to the extent applicable, Current Liabilities.

(c) No Tax Return of the Company or any of its Subsidiaries is currently subject to examination or audit by any Tax Authority. Within the last three years, the Company and its Subsidiaries have not received from any Tax Authority any: (1) written notice indicating an intent to open a Tax audit or other review or (2) written notice of deficiency or proposed Tax adjustment, in each case which has not been resolved as of the date hereof. Within the last three years, no claim or legal proceeding has been threatened in writing against the Company or its Subsidiaries in respect of any Tax (including any Tax filing or Tax reporting obligation). There are no liens for Taxes upon any of the Assets and Properties of the Company or any of its Subsidiaries (other than liens for Taxes which are not yet due and payable or for which are being contested in good faith and for which adequate reserves according to GAAP have been established and reflected in or reserved against or shown on the books and records of the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries has (1) executed, or agreed to a request from a Tax Authority that the Company or any of its Subsidiaries execute, a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes which waiver or consent remains outstanding, and no such waiver or consent is pending; (2) received a ruling from a Tax Authority relating to Taxes of the Company or any of its Subsidiaries which could be binding on the Company, any of its Subsidiaries or any of their Affiliates after the Closing Date; or (3) entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign law) with any Tax Authority on or prior to the Closing Date and that is currently in effect. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries after the Closing Date, other than any power of attorney granted in the ordinary course of business.

(d) Within the last three years, neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its capital stock or equity interests distributed by another Person, in each case in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(e) The Company and its Subsidiaries are not currently a party to or bound by any tax indemnity Contract, tax sharing Contract, tax allocation Contract or similar Contract (other than an agreement or arrangement (1) solely between the Company and its Subsidiaries or (2) entered into in the ordinary course of business, the principal subject matter or purpose of which is not Taxes). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company or its Subsidiaries, as the case may be) as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group, as a transferee or successor, by operation of applicable Law.

(f) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary group filing a consolidated income Tax Return, other than a group the common parent of which was the Company or any of its Subsidiaries.

(g) Within the last three years, neither the Company nor any of its Subsidiaries has received a written claim by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to taxation by that jurisdiction or required to file a Tax Return in that jurisdiction.

(h) The method of allocating income, deductions, expenses and receipts among the Company or any of its Subsidiaries are in material compliance with the principles set forth in Section 482 of the Code (or any comparable provisions of state, local or foreign Law).

(i) The Company and its Subsidiaries: (1) have complied in all material respects with all laws relating to the payment, reporting and withholding of Taxes from payments made to any Person and (2) have, within the time and in the manner prescribed by applicable Law, withheld from such payments (including employee wages or consulting compensation) and timely paid over to the proper Taxing Authorities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Laws.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period: (1) pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law) as the result of any change in a method of accounting or an impermissible use of a method of accounting at any time prior to the Closing; (2) as a result of any installment sale or open transaction disposition made on or prior to the Closing; or (3) as a result of any prepaid amount received on or prior to the Closing (except to the extent that such amount is already accounted for as part of the Pre-Closing Tax Amount).

(k) Neither the Company nor any of its Subsidiaries is currently a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code.

(l) Neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or a similar transaction under provisions of state, local or foreign law, including a transaction subject to EU Council Directive 2011/16 (known as DAC6) or BEPS Action 12 disclosure requirements, and any local implementation thereof.

(m) (1) Neither the Company nor any of its Subsidiaries has engaged in an “extraordinary disposition” as set forth in Treasury Regulations Section 1.245A-5(c)(3)(ii) and there is no “extraordinary disposition account” with respect to the Company or any of its Subsidiaries, (2) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A-5(e)(2)(i)) with respect to any Subsidiary of the Company and (3) there is no “hybrid deduction account,” within the meaning of Treasury Regulations Section 1.245A(e)-1(d), with respect to any share of stock (or other instrument treated as equity for U.S. federal income tax purposes) of any Subsidiary of the Company.

(n) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h)(1) of the Code (or any similar provision of state, local or foreign law) to pay any net Tax Liability under Section 965 of the Code (or any similar provision of state, local or foreign law) in installments due after the Closing Date.

(o) The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or arrangement entered into with or granted by any Governmental Authority (each, a “Tax Incentive”). No submission made to any Tax Authority in connection with obtaining any Tax Incentive contained any material misstatement or omission.

(p) If applicable, the Company and its Subsidiaries have (1) complied in all material respects with all applicable Laws with respect to the deferral of the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (2) complied in all material respects with all applicable Laws and accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act. Neither the Company nor any of its Subsidiaries have (1) received any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively or (2) deferred the employee portion of payroll Taxes imposed under Section 3101(a) of the Code pursuant to the Executive Order Memorandum for the Secretary of the Treasury, dated August 8, 2020, on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster.

(q) The exercise price of all Company Options is at least equal to the fair market value of the underlying stock on the date such Company Options were granted or repriced in accordance with Section 409A of the Code. Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. All Company Options are with respect to “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) of the grantor thereof.

(r) Except as would not result in material liability for the Company or its Subsidiaries, no individual independent contractor who is performing services for the Company or any of its Subsidiaries is reasonably expected to be considered an employee of the Company by an applicable Tax Authority.

(s) There is no payment, benefit, or acceleration thereof that could be made to a current or former Worker that could (1) be characterized as a parachute payment within the meaning of Section 280G of the Code or Section 4999 of the Code (or any corresponding or similar provision of state local Tax law) and (2) not be deductible by the Company by reason of Section 280G of the Code. The Company does not have any Liability to reimburse, gross-up or otherwise pay the Taxes, interest or Tax-related penalties imposed under Code Section 4999 on behalf of any Person.

Notwithstanding anything to the contrary, (i) nothing in this Section 2.10 shall be construed as a representation or warranty as to any Tax attributes of the Company or any of its Subsidiaries for any taxable period (or portion thereof) ending after the Closing and (ii) each of the representations and warranties in this Section 2.10 shall be limited to Taxes and Tax positions of the Company and its Subsidiaries for Pre-Closing Tax Periods and the Pre-Closing Straddle Period (other than the representations and warranties set forth in Section 2.10(c) (only to the extent that such representation or warranty to a ruling or “closing agreement” that impacts Taxes payable in a Post-Closing Tax Period or Post-Closing Straddle Period), Section 2.10(e), Section 2.10(j) and Section 2.10(n)).

Section 2.11 Employee Benefit Plans.

(a) Section 2.11(a) of the Disclosure Schedule sets forth a complete list of all Employee Benefit Plans. For purposes of this Agreement, “Employee Benefit Plans” shall mean (1) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (2) all other severance pay, salary continuation, pay in lieu of notice, bonus, incentive, retention, change in control compensation, stock option or other equity compensation, stock appreciation right, stock unit, restricted stock, equity-based compensation, fringe benefit, supplemental, sabbatical, employee loan, relocation, health insurance, life insurance, disability insurance, retirement, provident fund (including managers’ insurance and further education fund), pension, overtime payment, vacation entitlement and accrued vacation, travel entitlement (including travel pay, car, leased car arrangement and car maintenance payment), sick leave, recuperation pay, profit sharing or deferred compensation, employment agreements, individual service provider agreements, contracts programs, funds or arrangements of any kind and (3) all other employee benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), whether or not funded, in respect of any present or former Workers of the Company or any of its Subsidiaries that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is required to make payments, transfers, or contributions or with respect to which the Company has any Liability, in each case other than (i) any plan or arrangement required under applicable Law that is maintained by a Governmental Authority and (ii) any offer letters with non-officer employees or agreements with individual service providers, in each case that do not deviate in any material respect from the standard forms of offer letters or agreements with individual service providers previously provided to Parent. Neither the Company nor any of its Subsidiaries has any material Liability with respect to any plan of the type described in the preceding sentence other than the Employee Benefit Plans, including any plans that would be Employee Benefit Plans if in effect as of the date of this Agreement but that were terminated prior to the date of this Agreement.

(b) True and complete copies of the following materials with respect to each Employee Benefit Plan set forth on Section 2.11(a) of the Disclosure Schedule have been Made Available to Parent, as applicable: (1) the current plan document or, in the case of an unwritten Employee Benefit Plan, a written description thereof; (2) the current summary plan description and all summaries of material modifications thereto and the past three annual reports and associated summary annual reports; (3) the current trust agreement, insurance contracts and other documents relating to the funding or payment of benefits under such Employee Benefit Plan; and (4) any material communications with any Governmental Authority relating thereto dated within the past three years.

(c) Each Employee Benefit Plan has been established, maintained, operated and administered in compliance with its terms and any related documents or agreements and applicable Law (including ERISA and the Code), and the Company and each Subsidiary has performed all obligations required to have been performed by it under, is not in material default under or in material violation of, and the Company has no knowledge of any material default or material violation by any other party to, any of the Employee Benefit Plan. With respect to the Company and its Subsidiaries and each of their employees and, to the knowledge of the Company, any third-parties serving as fiduciaries, there have been no actions or omissions that would be prohibited transactions or breaches of any of the duties imposed by ERISA on “fiduciaries” (within the meaning of Section 3(21) of ERISA) with respect to the Employee Benefit Plans, which actions or omissions could reasonably result in any Liability or excise tax being imposed on the Company under ERISA, the Code or other applicable Law.

(d) Each Employee Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and no action or event has taken place that would reasonably be expected to cause the applicable Employee Benefit Plan to lose its qualification. Nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination. With respect to each Employee Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code, (1) no Company Unit is held as an asset in respect of any such plan, and (2) the Company has not committed to make with respect to the current plan year, or has with respect to the immediately preceding plan year made, a matching or voluntary employer contribution under the terms of such plan.

(e) None of the Company nor any of its Subsidiaries sponsors, maintains or contributes to, has in the past six years, sponsored, maintained or contributed to, or has any current or contingent Liability (including on account of any ERISA Affiliate) with respect to: (1) a plan subject to Title IV of ERISA or Section 412 of the Code (including a multiemployer plan as defined in Section 4001(a)(3) of ERISA or Section 3(37) of ERISA), (2) a “multiple employer plan” (within the meaning of Section 413 of the Code), (3) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (4) post-employment welfare benefits, except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any corresponding or similar state Law. No Employee Benefit Plan is maintained through a professional employer organization.

(f) Except as set forth in Section 2.11(f) of the Disclosure Schedule, no Employee Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured, including any plan to which a stop-loss policy applies. No Employee Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(g) No Action has been asserted or instituted with respect to any Employee Benefit Plan (including Actions against any fiduciaries thereof in respect of their capacity as a fiduciary of an Employee Benefit Plan) that is pending or, to the knowledge of the Company, threatened. No current or former Worker has brought a claim in the past six years against the Company, any of its Subsidiaries, or any administrators, trustees or fiduciaries in respect of any Employee Benefit Plan, other than routine claims for benefits occurring in the ordinary course of business, that is pending or, to the knowledge of the Company, threatened.

(h) With respect to each Employee Benefit Plan, all (1) insurance premiums due and required to be paid by or through the Company or any of its Subsidiaries with respect to, (2) benefits, expenses, and other amounts due and payable under, and (3) contributions, transfers, or payments required to be made to, any Employee Benefit Plan have been timely paid or made. Except as set forth in Section 2.11(h) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security, retirement fund, provident fund, pension fund or other similar benefits or obligations for Workers (other than routine payments to be made to the Governmental Authority in the ordinary course of business that are not yet due and payable). To the knowledge of the Company, there are no claims pending against the Company under any workers’ compensation plan or policy or for long term disability.

(i) No Employee Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement, other than (1) coverage mandated by Law, (2) death or retirement benefits under any Employee Benefit Plan that is intended to be qualified pursuant to Section 401(a) of the Code or retirement benefits required under the terms of any Employee Benefit Plan covering employees performing services outside the United States, (3) severance benefit under Employee Benefit Plans set forth in Section 2.11(a) of the Disclosure Schedule or (4) disability, death or accident benefits under fully-insured insurance policies.

(j) The Company and its Subsidiaries have reserved all rights necessary to amend or terminate each group welfare or retirement Employee Benefit Plan in accordance with its terms (and the terms of applicable insurance policies and administrative service agreements) and in accordance with applicable Law, without the consent of any other Person.

(k) Except as set forth in Section 2.11(k) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in connection with any other event (whether contingent or otherwise, including the termination of employment or service with Parent, the Company or one of its Subsidiaries following the Merger), (1) result in any payment (including severance, deferred compensation, Tax gross-up, retention, bonus or other payment) becoming due under any Employee Benefit Plan, (2) increase any benefits (including severance, deferred compensation, or equity compensation) otherwise payable under any Employee Benefit Plan, (3) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Employee Benefit Plan or to any Governmental Authority in respect of any current or former Worker, (4) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Employee Benefit Plan; (5) result in the forfeiture by any current or former Worker of the Company of compensation or benefits under any Employee Benefit Plan; (6) trigger any other material obligation under, or result in the breach or violation of, any Employee Benefit Plan or (7) limit or restrict the right of Parent to merge, amend or terminate any Employee Benefit Plan on or after the Merger (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(l) All Non-U.S. Employee Benefit Plans (1) have been maintained, operated and funded in all material respects in accordance with applicable Law (including applicable Tax withholding and reporting requirements and applicable legal filings), (2) if they are intended to qualify for special tax treatment, have met all material requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved, are funded and/or book reserved in all material respects, as required, based upon reasonable actuarial assumptions. Neither the Company nor its Subsidiaries has incurred any material unpaid obligation in connection with the termination or withdrawal from any Non-U.S. Employee Benefit Plan.

Section 2.12 Employee Matters.

(a) The Company and its Subsidiaries are, and in the last three years have been, in material compliance with all Laws governing the employment of labor, including Laws relating to employment practices, including without limitation all such Laws relating to wages, hours, overtime, employee classification, severance, vacation, paid leave obligations, unemployment, affirmative action, immigration, collective bargaining, works council obligations, discrimination, civil rights, leave or other accommodation, hiring or firing or dismissal or other conditions of employment, safety and health, plant closings, workers’ compensation and the collection and payment of withholding and/or Social Security Taxes (“Employment Practices”). No material Action by any Governmental Authority or current or former employee or other individual service provider or with respect to the Company in relation to any actual or alleged violation of any Employment Practices is pending or, to the knowledge of the Company, threatened, nor has the Company or any Subsidiary received any written notice from any Governmental Authority or current or former Worker indicating an intention to bring the same. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other similar agreement or order with any Governmental Authority with respect to Employment Practices under which the Company or any of its Subsidiaries have any material outstanding Liability. To the knowledge of the Company, in the past two years, no current or former employee has been involved in an accident in the course of his or her employment with the Company or any of its Subsidiaries that has caused injury other than minor injury. To the knowledge of the Company, there is no discrimination or harassment claim against any current Worker (in respect of service with the Company or a Subsidiary).

(b) Section 2.12(b) of the Disclosure Schedule sets forth a true, correct and complete list of all employment, indemnification and consulting Contracts with a current or former Worker with respect to which the Company or any of its Subsidiaries has a continuing Liability, copies of which have been Made Available, along with copies of form offer letters, employment Contracts and consulting agreements used in each jurisdiction in which Workers are based or located, copies of which have been Made Available, in each case other than any offer letters with non-officer employees or agreements with individual service providers, in each case that do not deviate in any material respect from the standard forms of offer letters or agreements with individual service providers previously provided to Parent.

(c) The Company and its Subsidiaries are not, and for the past three years have not been, bound by, party to, or subject to any collective bargaining agreement, labor union Contract, trade union Contract, or other arrangement with any labor organization with respect to their employees (each, a “Collective Bargaining Agreement”). Neither the Company nor any of its Subsidiaries has any legal or contractual duty to bargain or consult with any labor organization or works council in connection with the Transactions contemplated herein. To the knowledge of the Company, in the past three years, there have not been any activities or proceedings of any labor union to organize any Workers or form new works councils applicable to Company or any of its Subsidiaries. No labor dispute, strike or work stoppage against the Company or any of its Subsidiaries is now pending, has occurred in the past three years, or, to the knowledge of the Company, is now threatened that would reasonably be expected to interfere with the business activities of the Company or any of its Subsidiaries. For the past three years, neither the Company nor any of its Subsidiaries has been, or is, engaged in any unfair labor practice. Neither the Company nor its Subsidiaries has incurred any Liability for breach of employment Contracts or consulting Contracts.

(d) Section 2.12(d) of the Disclosure Schedule sets forth a true, correct and complete list as of the most recent payroll date preceding the date hereof of the names (or, if for purposes of privacy Laws, a unique identification number) of all Workers, setting forth each such Worker, his or her current (1) position, (2) status as full-time or part-time, (3) if an employee, status as exempt or non-exempt (to the extent applicable under Law), (4) date of commencement of service, (5) rate of cash compensation, (6) target annual incentive compensation, (7) actual commissions paid during the 2020 calendar year, (8) primary work location in the Company’s HR system, (9) if an employee, status of any required visa or work permit, (10) severance or termination payment rights payable in excess of that required by Law, provided, that if such benefits are provided through Employee Benefit Plans disclosed in Section 2.11(a) of the Disclosure Schedule a reference to such Employee Benefit Plan will be provided in lieu of amount, (11) if an employee, leave of absence status, including whether the employee has given a written request for a leave of absence, (12) if an employee, status of being on a performance improvement plan and any other formal discipline, and (13) employer or engaging entity. Other than those employees with an indefinite term employment agreement, no employee can successfully claim under applicable Law or contract to be employed by the Company or any of its Subsidiaries on an indefinite term basis.

(e) To the knowledge of the Company, none of the individuals set forth on Section 2.12(e) of the Disclosure Schedule has given notice to the Company or any of its Subsidiaries of such employee’s termination of, or intent to terminate, employment with the Company or such Subsidiary. The employment of each of the employees of the Company or any of its Subsidiaries whose primary work location is in the United States is “at will.” Except as required by Law, neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice before terminating the employment of any of their respective employees.

(f) Neither the Company nor any of its Subsidiaries is delinquent in any material payment that has become due and payable to its current and former employees or other individual service providers other than for compensation that has accrued since the last payroll pay date.

(g) No material employee layoff, material facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, reduction in salary or wages, or other material workforce changes affecting Workers has occurred within the three months prior to the date hereof, or, as of the date hereof, is contemplated, planned or announced as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. Neither the Company nor its Subsidiaries has otherwise experienced any material employment-related liability with respect to COVID-19 Measures and no material group of employees is unable to perform his or her job duties due to COVID-19. The Company and its Subsidiaries are in compliance in all material respects with (including records, training, notices, and other applicable requirements) all applicable Law, Order and directives implemented by any Governmental Authority related to Workers in connection with or in response to COVID-19.

(h) No work visa or similar work permit held by an employee of the Company or its Subsidiaries with respect to his or her service with the Company or any of its Subsidiaries will expire during the six-month period beginning on the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries has in the three years prior to the date of this Agreement taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101) (the “WARN Act”) or otherwise triggered notice requirements or Liability under any other Law that is analogous to the WARN Act.

(j) To the knowledge of the Company, no current or former Worker is in any material respect in violation of any employment Contract, non-disclosure, or confidentiality agreement with the Company or any of its Subsidiaries. To the knowledge of the Company, no current or former Worker is in any material respect in violation of any non-competition agreement, non-solicitation agreement or restrictive covenant with a former employer or service recipient relating to the right of any such Worker to be employed by or provide services to the Company or any of its Subsidiaries because of the nature of the business conducted or to the use of trade secrets or proprietary information of others.

Section 2.13 Related Party Transactions. Except as set forth on Section 2.13(a) of the Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries and no Company Holder or any immediate family member, trust, partnership or company in which any of such Persons has or has had a controlling interest (if applicable) (each a “Related Party”) has or has had, directly or indirectly, (a) any interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries any goods or services or (b) any interest in any Contract to which the Company or any of its Subsidiaries is a party, except that ownership of no more than five percent of the outstanding voting stock of a publicly traded company will not be deemed to be an “interest in any Person” for purposes of this Section 2.13(a).

Section 2.14 Banks and Brokerage Accounts. Section 2.14 of the Disclosure Schedule sets forth (a) a complete list of the names and locations of all banks, trust companies, broker-dealers and other financial institutions at which the Company or any of its Subsidiaries has an account (including deposit accounts) or a safe deposit box or maintains a banking, custodial, trading or other similar relationship; (b) a complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective Workers, agents or other similar representatives of the Company or its Subsidiaries having signatory power with respect thereto; and (c) for each brokerage or other investment account, a list of each investment asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

Section 2.15 Insurance. Section 2.15 of the Disclosure Schedule sets forth a list of all policies of insurance and indemnity bonds issued at the request or for the benefit of the Company or any of its Subsidiaries and sets forth the types of policies, insurers, forms of coverage, policy numbers, coverage dates, annual premiums, named insureds, limits of liability and insurance broker or agent contacts. All such policies and bonds are in full force and effect. True and complete copies of each listed policy have been Made Available. There is no material claim, notice of circumstance, refusal of any coverage, limitation in coverage or rejection of any material claim, insurance carrier litigation or dispute pending in connection with any of such policies or bonds. The Company and each of its Subsidiaries benefiting therefrom are in material compliance with the terms of such policies and bonds. To the knowledge of the Company, there is no threatened termination or invalidation of, or material premium increase with respect to, any of such policies or bonds. Section 2.15 of the Disclosure Schedule sets forth an accurate and complete list of all claims (open and closed) filed by the Company or any of its Subsidiaries under any such policies or bonds from January 1, 2019 through the date of this Agreement.

Section 2.16 Compliance with Laws; Certain Business Practices.

(a) Except as set forth in Section 2.16(a) of the Disclosure Schedules, the Company and each of its Subsidiaries have complied in all material respects with, are not in material violation of, and have not received any allegation or notice of material default or violation with respect to, any Laws or Permits with respect to the conduct of its business, or the ownership or operation of its assets or business. No event has occurred, and no condition or circumstance exists, that might (with or without notice, lapse of time or both) constitute, or result directly or indirectly in, a default under, a material breach or material violation of, or a material failure to comply with, any Laws or Permits with respect to the conduct of the business of the Company or any of its Subsidiaries or the ownership or operation of the assets or business of the Company or any of its Subsidiaries.

(b) Since January 1, 2015, none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, nor to the knowledge of the Company, any distributors or agents while retained by the Company or any other Person acting on behalf of any such Person have, with respect to the business of the Company or any of its Subsidiaries, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (2) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Organisation for Economic Co-operation and Development’s (OECD) Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Authorities (collectively, “Anti-bribery Laws”). Since January 1, 2015, no internal investigation has been conducted by the Company or any of its Subsidiaries that is ongoing that has determined the Company or any of its Subsidiaries is in violation in any material respect with any Anti-bribery laws. The Company has Made Available to Parent true, correct and complete copies of each arrangement in effect, if any, as of the date of this Agreement between the Company or any of its Subsidiaries, on the one hand, and any foreign sales agent or foreign sales representative thereof, on the other hand.

(c) Neither the Company nor any of its Subsidiaries has applied for or received, is or will be entitled to or is or will be the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority.

(d) The Company and each of its Subsidiaries have, since January 1, 2015, conducted export transactions in accordance, in all material respects, with (x) all applicable U.S. export and re-export controls, including the United States Export Administration Act of 2001 and Regulations and Foreign Assets Control Regulations and (y) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(1) Neither the Company or any of its Subsidiaries, nor any employees, officers, or directors of the Company or any of its Subsidiaries, nor to the knowledge of the Company, any agents or other persons acting for, on behalf of, or at the direction of the Company or any of its Subsidiaries: (A) has been or is designated on or is in the aggregate, 50% or greater, owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including the list of Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control; or (B) in the six years prior to the date hereof has engaged in any material transaction (i) in material violation of applicable Law involving any party designated on or any party owned or controlled by any party designated on, any such lists, or (ii) with or in any country or territory subject to an embargo on trade under U.S. economic sanctions;

(2) Since January 1, 2015, the Company and each of its Subsidiaries have obtained all material export licenses, license exceptions and other Consents, registrations, declarations, classifications and filings with any Governmental Authority required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(3) The Company and each of its Subsidiaries are in material compliance with the terms of all Export Approvals;

(4) There are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals;

(5) To the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any of its Subsidiaries export transactions that may give rise to any material future claims; and

(6) No Export Approvals for the transfer of export licenses to Parent or the Surviving Company are required, or such Export Approvals can be obtained expeditiously without material cost.

(e) Section 2.16(e) of the Disclosure Schedule sets forth the true, complete and accurate export control classifications applicable to the Company Products.

(f) Each material Permit (1) under which the Company or any of its Subsidiaries currently operates or holds any interest in any of their assets, or (2) that is required for the operation of the Company’s or any of its Subsidiaries’ businesses as presently conducted or the holding of any such interest has been issued or granted to the Company or one of its Subsidiaries, as applicable. Such Permits are in full force and effect and constitute all Permits required to permit the Company or any of its Subsidiaries to lawfully operate or conduct their businesses or hold any interest in their assets.

Section 2.17 Customers. Section 2.17 of the Disclosure Schedule sets forth a complete and accurate list of all of the Company’s and its Subsidiaries’ top 50 customers (on a consolidated basis) as measured by the dollar amount of annual recurring revenue, for each of the fiscal years ended December 31, 2019 and December 31, 2020 (the “Material Customers”). Except as set forth on Section 2.17 of the Disclosure Schedule, no Material Customer has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries, has been allowed to terminate any renewable Material Customer Contract that has a fixed term (during such fixed term) or has materially decreased its usage of Company Products, and, to the knowledge of the Company, no Material Customer intends to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or to decrease materially its usage of Company Products or has indicated that it intends not to renew any renewable Material Customer Contract that has a fixed term. Neither the Company nor any of its Subsidiaries has since January 1, 2020, received any notice or other communication from any Material Customer that such Material Customer will not continue as a customer of the Company or its Subsidiaries, or after the Closing, Parent or the Surviving Company, or that such Material Customer intends to terminate or materially modify existing Contracts with the Company or its Subsidiaries, or, after the closing Parent or the Surviving Company.

Section 2.18 Material Contracts. Section 2.18 and Section 2.9(e) (with respect to third party licenses) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Contract of the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has ongoing executory obligations or the ability to enforce rights thereunder (excluding any Employee Benefit Plan) and that is included within any of the following categories:

(a) any distributor, sales, reseller, advertising, agency, original equipment manufacturing or sales representative Contract;

(b) any data center or web hosting Contract;

(c) any Contract between the Company or any of its Subsidiaries and any Material Customer (each a “Material Customer Contract”);

(d) any continuing Contract for the purchase of materials, supplies, equipment or services that involves the payment by the Company or any of its Subsidiaries of more than $150,000 annually;

(e) any joint marketing, joint development or joint venture Contract;

(f) any Contract under which the Company or one of its Subsidiaries is obligated to provide services at a price fixed before performance of such services (but excluding warranty and maintenance Contracts);

(g) any warranty or maintenance Contract under which the Company or any of its Subsidiaries is obligated to provide services at a price fixed before performance of such services, for which the fully burdened cost of complete performance by the Company or such Subsidiary currently exceeds or is reasonably expected by the Company to exceed such price;

(h) any Contract relating to Company Indebtedness;

(i) any hedging, futures, options or other derivative Contract;

(j) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any other Person, other than such commitments made under a Material Customer Contract that has been Made Available;

(k) any Contract for any capital expenditure in excess of $250,000;

(l) any Contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any personal property and that involves more than $100,000 annually;

(m) any Contract (other than Contracts of employment and Contracts for COTS Software) providing for (1) the development of any Software, technology or Intellectual Property for the Company or one of its Subsidiaries, or (2) the purchase by or license to (or for the benefit or use of) the Company or one of its Subsidiaries of any Software, technology or Intellectual Property, which Software, technology or Intellectual Property is (A) material and used (or is contemplated by the Company or one of its Subsidiaries to be used) in connection with any Company Product or Developing Product, or (B) incorporated (or is contemplated by the Company or one of its Subsidiaries to be incorporated) into any Company Product or Developing Product;

(n) any Contract providing a third party with rights to any Company Intellectual Property, except for Customer License Agreements or agreements with resellers or distributors;

(o) any Contract with any Related Party or any Person with whom the Company or any of its Subsidiaries does not deal at arms’ length;

(p) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise, except for the license of Company Products in the ordinary course of business;

(q) any Contract (or pending bid), in each case with any Governmental Authority or any prime contractor or subcontractor to a Governmental Authority that involves more than $100,000 annually;

(r) any Contract under which the Company’s entering into this Agreement or the consummation of the Transactions would give rise to, or trigger the application of, any rights of any third party or any obligations of the Company or any of its Subsidiaries that would come into effect upon the consummation of the Transactions;

(s) any Contract relating to settlement or compromise of, or release or assignment of rights under, any Action and with respect to whether the Company or any of its Subsidiaries has any ongoing obligations;

(t) any Material Customer Contract that (1) grants any most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person, (2) limits the Company or its Affiliates to purchase or otherwise obtain any software, products or services, (3) limits the right of the Company or its Affiliates to hire or solicit potential Workers, or (4) limits the freedom of the Company or its Affiliates to engage or participate or compete with any other Person, in any line of business, market or geographic area;

(u) all Contracts relating to (1) any acquisition by merging or consolidating with, or by investing in, providing a loan to, purchasing a substantial portion of the assets or securities of, or by any other manner, any corporation, partnership, joint venture or other entity by the Company, or (2) any sale by merging or consolidating with, or by investing in, providing a loan to, selling a substantial portion of the Company or any of its Subsidiary’s assets or securities to, or by any other manner, any corporation, partnership, joint venture or other entity;

(v) any Contract with any commitments that provides for future roadmaps; or

(w) any Contract with any investment banker, broker, advisor or similar Person, or any accountant, legal counsel or other Person retained by the Company or any of its Subsidiaries, in each case, in connection with this Agreement or the Transactions.

Each Contract disclosed in Section 2.9, Section 2.18 or Section 2.19 of the Disclosure Schedule or required to be disclosed pursuant to Section 2.9, Section 2.18 or Section 2.19 is referred to in this Agreement as a “Material Contract.” A true and complete copy of each Material Contract has been Made Available. The Company, or one of its Subsidiaries, has performed all of the material obligations required to be performed by it and is entitled to all benefits under the Material Contracts, and neither the Company nor any of its Subsidiaries is in default of any material provision of, any Material Contract. Each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries and, to the knowledge of the Company, the other parties thereto, subject to the effect of applicable bankruptcy and other similar Laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. No default or event of default exists that would reasonably be expected to result in the Surviving Company or one of its Subsidiaries not enjoying all economic benefits that the Company or one of its Subsidiaries enjoyed before the Closing and to which it is entitled post-Closing under any Material Contract.

Section 2.19 Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) The Company or one of its Subsidiaries has good and marketable title to, or, in the case of leased or licensed Assets and Properties, marketable leasehold or license interests in, all of its tangible Assets and Properties, used or held for use in its business, free and clear of any Encumbrances, and such Assets and Properties have been maintained in accordance with the ordinary course of business (subject to normal tear and wear), except (1) as reflected in the Interim Balance Sheet, (2) liens for Taxes not yet due and payable, and (3) such imperfections of title and Encumbrances that do not detract materially from the value or interfere materially with the present use of the property subject thereto or affected thereby. Section 2.19(b) of the Disclosure Schedule lists a true, correct and complete copy of, each real property lease to which the Company or any of its Subsidiaries is a party. Neither the Company nor any Subsidiary party to any such lease nor, to the knowledge of the Company, any other party thereto, is in breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such breach or default and the use of the real property complies with the terms and conditions of the applicable lease related to such property.

Section 2.20 Brokers and Finders. Except as set forth in Section 2.20 of the Disclosure Schedules, no Person has acted as a broker, finder or financial advisor for the Company or its Affiliates in connection with the negotiations relating to the Transactions, and no Person is entitled to any fee, commission or similar payment in respect thereof from the Company, Parent or any of their respective Affiliates based in any way on any agreement, arrangement or understanding made by or on behalf of the Company or its Affiliates, except for Goldman, Sachs & Co., whose fees and expenses will be paid by the Company prior to or on the Closing Date in accordance with its agreement with such firm.

Section 2.21 Disclaimer. Notwithstanding anything to the contrary contained herein, the Company acknowledges and agrees that (a) none of Parent or Merger Sub shall be deemed to make any representation or warranty other than as expressly made by such Person in this Agreement or any Related Agreement and (b) except as expressly covered by a representation and warranty contained in Article 3 or any Related Agreement, none of Parent or Merger Sub makes any representation or warranty to the Company with respect to any information or documents (financial or otherwise) made available to the Company or its counsel, accountants or advisors with respect to Parent or Merger Sub.

Section 2.22 Non-Reliance. The Company represents, warrants and agrees that it has not relied upon any information, or the omission of any information, provided or made available by Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, other than the representations and warranties set forth in Article 3 (including any materials made available to the Company or any Company Holder or their respective Affiliates). The Company acknowledges that it is taking full responsibility for making its own evaluation in connection with the Transactions.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 3.1 Organization and Power. Each of Parent and Merger Sub (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, and (c) is qualified to do business and is in good standing in every jurisdiction where such qualification is required, except where the failure to qualify or to be in good standing would not result in a Material Adverse Effect on Parent.

Section 3.2 Authorization; Enforceability. Parent and Merger Sub each has the power and authority to execute, deliver and perform its obligations under this Agreement and the Related Agreements to which it is a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub have been duly authorized by all requisite corporate or comparable organizational action on the part of it and its equityholders. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other Parties, represents the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

Section 3.3 Noncontravention; No Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement and the Related Agreements to which it is a party, and the performance by each of them of their respective obligations hereunder and thereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not, (1) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (2) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Encumbrance upon any of the Assets and Properties of Parent or Merger Sub under, any provision of any material Contract or material Permit to which Parent or Merger Sub is a party or by which any of their respective Assets and Properties are bound or (3) assuming compliance with the matters referred to in Section 3.3(b), conflict with, or result in any violation in any material respect of any provision of any Order or Law, in each case applicable to Parent or Merger Sub or their respective Assets and Properties other than, any such conflict or violation that, individually or in the aggregate, have not had and would not have a Material Adverse Effect on Parent.

(b) No Consent of or from, or registration, declaration, notice or filing with or made to any Governmental Authority or the expiry of any related waiting period is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (1) compliance with and filings under the HSR Act and the Required Foreign Filing, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (3) such reports under the Securities Exchange Act of 1934, as may be required in connection with this Agreement, the Merger and the other Transactions, and (4) such other items that the failure of which to obtain or make, would not have a Material Adverse Effect on Parent (it being agreed that for purposes of this Section 3.3(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (4) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur).

Section 3.4 Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent formed solely for the purposes of effecting the Merger. There is no agreement outstanding pursuant to which any Person has any existing or contingent right to acquire any equity of Merger Sub. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 3.5 Litigation. There are no Actions pending or, to Parent’s knowledge, threatened, against Parent or Merger Sub, at law or in equity, which would have a Material Adverse Effect on the ability of Parent or Merger Sub to the consummate the transactions contemplated by this Agreement.

Section 3.6 Brokerage. There are no claims for brokerage commissions, finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made or alleged to have been made by or on behalf of Parent or Merger Sub (or their respective officers, directors, employees or agents).

Section 3.7 Sufficient Funds. Parent has delivered to the Company complete, correct and fully executed copies of a commitment letter and a related fee letter (which in the case of such fee letter may be subject to redaction in a customary manner with respect to fee amounts, including fee amounts in any flex terms) (collectively, the “Commitment Letter”) from the Financing Sources pursuant to which the Financing Sources have committed to provide to Parent and Merger Sub, upon the terms and subject to the conditions set forth therein, debt financing in the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement, and paying related fees and expenses (such debt financing, the “Initial Financing”). As of the date hereof, the Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity. As of the date hereof, the Commitment Letter has not been amended or modified in any material respect, and, to the knowledge of Parent, the commitments contained in the Commitment Letter have not been withdrawn, rescinded or otherwise modified in any material respect. Subject to the terms and conditions of the Commitment Letter, the aggregate proceeds of the Initial Financing, together with Parent’s unrestricted cash on hand, are in an aggregate amount sufficient to pay all obligations of Parent and Merger Sub hereunder, including (a) the amounts payable pursuant to Section 1.4(e), and (b) all of the out-of-pocket costs of Parent, Merger Sub and the Surviving Company arising from the consummation of the transactions contemplated by this Agreement and there will be no restriction on the use of such cash for such purposes. The Commitment Letter delivered to the Company contains all of the conditions precedent to the obligations of the parties thereunder to fund the full amount of the Initial Financing contemplated by the Commitment Letter. Other than the Commitment Letter itself (including the redacted fee letter provided to the Company as of the date hereof) and other than certain customary engagement letters and confidentiality agreements with respect to the Initial Financing, there are no other fee letters, engagement letters, side letters, agreements, contracts or other arrangements relating to the Commitment Letter. As of the date hereof, assuming the condition set forth in Section 5.3(a) is satisfied, no event has occurred which, with or without notice, lapse of time or both, would constitute or reasonably be expected to constitute a default or breach on the part of Parent under any material term of, or a failure of any condition or inability to satisfy any conditions precedent to funding the full amount of the Initial Financing under, the Commitment Letter or otherwise result in any portion of the Initial Financing to be unavailable or materially delayed. As of the date hereof, and assuming that the conditions set forth in Section 5.1 and Section 5.3 are satisfied, Parent does not have reason to believe that it will be unable to satisfy on a timely basis any condition to the Initial Financing under the Commitment Letter required to be satisfied by it at or prior to the Closing, or that any portion of the Initial Financing contemplated thereby will be unavailable to Parent at the Closing. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are due and payable on or before the date of this Agreement. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement (including consummating the Merger) that Parent and/or Merger Sub (or the Surviving Company) obtain financing for or related to any of the transactions contemplated by this Agreement.

Section 3.8 Disclaimer. Notwithstanding anything to the contrary contained herein, Parent and Merger Sub acknowledge and agree that (a) neither the Company nor any of its Subsidiaries shall be deemed to make any representation or warranty other than as expressly made by such Person in this Agreement or any Related Agreement and (b) none of the Company Holders, the Company or any of their respective Subsidiaries makes any representation or warranty to Parent or Merger Sub with respect to (1) any projections, estimates or budgets heretofore delivered to or made available to Parent or its counsel, accountants or advisors of future revenues, future expenses or expenditures or future results of operations of the Company or its Subsidiaries or (2) except as expressly covered by a representation and warranty contained in Article 2 or a Related Agreement, any other information or documents (financial or otherwise) Made Available to Parent, Merger Sub or their respective counsel, accountants or advisors with respect to the Company or its Subsidiaries.

Section 3.9 Non-Reliance. Each of Parent and Merger Sub represents, warrants and agrees that Parent and Merger Sub has not relied upon any information, or the omission of any information, provided or made available by the Company, any Subsidiary of the Company or any of their respective Affiliates, other than the representations and warranties set forth in Article 2 (including without limitation, any forecasts, projections, estimates, budgets or other materials made available to Parent or Merger Subs or their respective Affiliates in certain “data rooms,” management presentations or the like). Each of Parent and Merger Sub acknowledges that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts.

ARTICLE 4

ADDITIONAL AGREEMENTS

Section 4.1 Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time:

(a) The Company will, and will cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, except (1) to the extent expressly provided otherwise in this Agreement or by applicable law, (2) as requested in writing by Parent or its designee or (3) as expressly consented to by email by Antonio Gomes, Senior Vice President and Chief Legal Officer, on behalf of Parent in response to an email request for such consent to an exception to this Section 4.1(a) that is addressed to transactionnotices@citrix.com and daniel.mitz@shearman.com, such consent not to be unreasonably withheld, conditioned or delayed;

(b) The Company will, and will cause each of its Subsidiaries to, (1) pay all of its debts and income and other material Taxes consistent with past practice, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established and reflected in or reserved against or shown on the books and records of the Company or any of its Subsidiaries, (2) file its income and other material Tax Returns that are required to be filed consistent with past practices, (3) pay or perform its other obligations when due, and (4) use commercially reasonable efforts consistent with past practice to (A) substantially preserve intact its present business organizations, (B) substantially keep available the services of its present officers and key employees, and (C) preserve its relationships with Customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing businesses will be substantially unimpaired at the Closing Date; and

(c) The Company will, and will cause each of its Subsidiaries to, promptly notify Parent of any changes, occurrences and events, that would have a Material Adverse Effect on the Company or its Subsidiaries or which would cause any of the conditions in Article 5 not to be satisfied.

Notwithstanding anything to the contrary contained herein, any action taken, or omitted to be taken, by the Company and its Subsidiaries to the extent required to be in compliance with applicable COVID-19 Measures shall not be deemed to be a breach of this Section 4.1 or Section 4.2; provided that, notwithstanding anything to the contrary in the foregoing, prior to any such actions taken, or omitted to be taken, by the Company or its Subsidiaries that are not otherwise deemed to be in the ordinary course of business in accordance with this Agreement, the Company shall, and shall cause each of its Subsidiaries to, where reasonably practicable provide prior notice to Parent with respect thereto (and where such prior notice has not been provided, provide notice to Parent reasonably promptly thereafter), and consult with Parent in good faith in connection therewith.

Section 4.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of Section 4.1, from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, the Company will not, and will cause each of its Subsidiaries not to, do, cause or permit any of the following, except (a) to the extent expressly provided otherwise in this Agreement, (b) as requested in writing by Parent or its designee, (c) as expressly consented to by email by Antonio Gomes, Senior Vice President and Chief Legal Officer, on behalf of Parent in response to an email request for such consent to an exception to this Section 4.2 that is addressed to transactionnotices@citrix.com and daniel.mitz@shearman.com, such consent not to be unreasonably withheld, conditioned or delayed, or (d) as required by Law; provided, that no action or inaction by the Company or any of its Subsidiaries with respect to the matters specifically addressed by this Section 4.2 shall be deemed to be a breach of Section 4.1 unless such action would constitute a breach of this Section 4.2:

(a) amend the Organizational Documents of the Company or any of its Subsidiaries;

(b) except in respect of the exercise or settlement of any Company Option or Restricted Stock Unit outstanding as of the date of this Agreement, issue or grant any securities or agree to issue or grant any securities;

(c) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its issued capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any equity interests, except for repurchases in accordance with the terms of the Company LLC Agreement or an Employee Benefit Plan existing at the date of this Agreement providing for the repurchase of Class B Units;

(d) with respect to Company Options, awards or rights granted under the Company Unit Plans as of the date hereof, accelerate, amend or change the period of exercisability or vesting of such Company Options, awards or rights, other than as expressly contemplated by the vesting terms of such Company Options, awards or grants; amend or change any other terms, including exercise price of such Company Options, awards or rights, in each case, except as contemplated by Section 1.6;

(e) (1) enter into any Contract or amend any existing Contract, that if entered into or amended before the date of this Agreement would be required to be disclosed pursuant to Section 2.8 or would be a Material Contract (other than a Material Customer Contract or a Contract described in Section 2.18(d) entered into in the ordinary course) or (2) violate, amend, terminate (other than an expiration in accordance with its terms) or otherwise modify or waive any of the terms of any Material Contract; or change in any material respect the course of performance or payments thereunder, provided that this Section 4.2(e) shall not apply with respect to any Contract that is addressed by Section 4.2(f), Section 4.2(g) or Section 4.2(h);

(f) enter into any Material Customer Contract, or extend or renew, or allow the renewal of, any existing Contract in each case that grants any most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person;

(g) (1) enter into or amend any Contract (including any original equipment manufacturer or reseller Contract) in accordance with which any third party is granted marketing, resale or distribution rights of any type or scope with respect to any Company Product or (2) terminate any Contract with any reseller, distributor, original equipment manufacturer or agent, where such termination could trigger any payment by the Company to such reseller, distributor, original equipment manufacturer or agent according to the terms of the Contract or under Law, in each case other than in the ordinary course of business and none of which grants any (A) most favored nation pricing, (B) exclusive sales, exclusive distribution, exclusive marketing or other exclusive rights, (C) rights of refusal, (D) rights of first negotiation or (E) similar rights or terms to any Person;

(h) transfer or license to any Person (including through a reseller agreement) any rights to any Company Intellectual Property (other than in the ordinary course of business in connection with the license of Company Products to Customers through Customer License Agreements or reseller or distributor agreements, as long as, notwithstanding past practice, the Company does not disclose, provide or license any Company Source Code to any third party or include in any permitted transfer or license any obligation, right or option to deposit the Company Source Code in escrow);

(i) sell, lease, license, abandon, allow to lapse, cancel or otherwise dispose of or create or extend any Encumbrance over any of its assets (other than in the ordinary course of business in connection with the license of Company Products to Customers pursuant to Customer License Agreements or reseller or distributor agreements, as long as, notwithstanding past practice, the Company does not disclose, provide or license any Company Source Code to any third party or include in any permitted transfer or license any obligation of the Company to deposit the Company Source Code in escrow);

(j) enter into, participate in, establish or join any standards-setting organization, collaborative effort with an educational institution, research center, industry body or consortium or other multi-party special interest group or activity that it is not currently engaged in;

(k) incur additional Company Indebtedness, other than additional Company Indebtedness in excess of $1,000,000 that by its terms cannot be repaid in connection with the Closing;

(l) enter into any operating lease pursuant to which the Company’s or any of its Subsidiaries’ aggregate obligations exceed $500,000 individually or $1,000,000 in the aggregate;

(m) pay, discharge or satisfy, in an amount in excess of $5,000,000 in the aggregate, any claim or Liability, other than in the ordinary course of business and not in violation of this Agreement and other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements, Company Indebtedness or Transaction Expenses;

(n) make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business;

(o) make any capital expenditures or commitments, capital additions or capital improvements or enter into any finance leases in excess of $100,000 in any one case or $500,000 in the aggregate;

(p) reduce in any material respect the amount or scope of any coverage provided by existing insurance policies, or reduce in any material respect the amount or scope of indemnity bonds issued at the request or for the benefit of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business;

(q) except as required by applicable Law, the terms of an Employee Benefit Plan or as described under Section 2.11(d) of the Disclosure Schedule, (1) enter into, adopt, materially amend, or terminate any Employee Benefit Plan (including adopting any plan, Contract, arrangement, or agreement that would be an Employee Benefit Plan if in effect on the date of this Agreement) other than in the ordinary course of business and which does not materially increase benefits or result in a material increase in administrative costs, or (2) increase the cash compensation of any Worker except a Worker earning an annual base salary or wages of less than $150,000 by no more than the applicable amount set forth on Section 4.2(q)(2) of the Disclosure Schedule, and in each case, in the ordinary course of business or (3) grant any new, material entitlements under any Employee Benefit Plan (including adding additional participants or increasing the benefits of existing participants);

(r) (1) hire or make offers to any Workers other than in accordance with Section 4.2(r) of the Disclosure Schedule, (2) terminate, other than for cause or due to death or disability, the employment or service of any Worker with annual base salary or wages in excess of $180,000; or (3) elect or approve any new non-employee members to the board of directors or similar governing body of the Company or any of its Subsidiaries;

(s) enter into, amend or terminate any Collective Bargaining Agreement;

(t) commence an Action other than (1) for the routine collection of bills or (2) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, as long as the Company consults with Parent before the filing of such Action;

(u) acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

(v) make any change in accounting principles, practices or policies from those utilized in the preparation of the Financial Statements, write-off, write-down or make any determination to write-off or write-down any of its Assets and Properties, or make any material change in its general pricing practices or policies or any material change in its credit or allowance practices or policies;

(w) make or change any election or designation in respect of material Taxes (including adopting or changing any Tax accounting periods), file any amendment to any income or other material Tax Return, make, request or obtain any Tax ruling, enter into any closing agreement in respect of Taxes, settle or compromise any claim or assessment in respect of any income or other material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of income or other material Taxes, enter into any Tax sharing or similar Contract or arrangement (other than one, the primary purpose of which does not relate to Taxes or is solely between the Company and its Subsidiaries), or surrender a right to a credit or refund of any income or other material Tax;

(x) enter into any Contract that requires the Company to materially modify its practices and policies regarding the collection, storage, transmission, transfer (including cross-border transfers), disclosure or use of Personal Information (including Personal Information relating to Customers, employees, contractors, and third parties who have provided information to the Company or its Subsidiaries); or

(y) take or agree in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 4.2.

Section 4.3 Access to Information.

(a) Until the earlier of the termination of this Agreement and the Effective Time, the Company will: (1) afford Parent and Financing Sources and its and their respective accountants, counsel and other representatives access during normal business hours and upon reasonable prior request in writing to (A) all of the properties, books, Tax Returns, Contracts, commitments and records of the Company and its Subsidiaries and (B) all other information concerning the business, Intellectual Property, properties and personnel of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that Parent shall coordinate all contact with any of the key employees through the Company or its designee; provided, further, notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries shall not be required to disclose any information if such disclosure would, in the discretion of the Representative after consultation with outside counsel, (A) result in the waiver of any attorney-client privilege or other legal privilege or (B) contravene any applicable Laws (including any COVID-19 Measure) (provided that the Representative and the Company shall use their commercially reasonable efforts to disclose such information in such a manner as would not, and would not reasonably be expected to, have such effects) and (2) provide to Parent and Financing Sources and its and their respective accountants, counsel and other representatives true, correct and complete copies of the Financial Statements as well as if the Closing has not occurred on or before March 31, 2021, (A) the audited consolidated balance sheets as of and related statements of income, members’ equity and cash flows of Wrangler Holdings, LLC for the fiscal year ended December 31, 2020 by no later than March 31, 2021, and (B) commencing with the first fiscal quarter of 2021, the unaudited consolidated balance sheets as of the last day of, and related statements of income, members’ equity and cash flows (without notes) of Wrangler Holdings, LLC for, each fiscal quarter of Wrangler Holdings, LLC ended by no later than 45 days following the end of such fiscal quarter (collectively, the “Additional Financial Statements”).

(b) Without limiting the generality of Section 4.3(a), prior to the Effective Time, upon the reasonable request of Parent, the Company shall use its commercially reasonable efforts to provide, and shall use commercially reasonable efforts to cause its Subsidiaries and its and their respective representatives to provide, all cooperation reasonably requested by Parent in connection with the Financing, including: (1) participation of the Company’s senior officers in a reasonable number of meetings (including with the Financing Sources), drafting sessions, road shows, due diligence sessions and rating agency presentations, in each case, to the extent reasonable and customary, in connection with the marketing of the Financing; (2) making available to Parent and its Financing Sources, the Financial Statements, the Additional Financial Statements and any other information (financial or otherwise) regarding the Company reasonably necessary for Parent to prepare (x) customary projections for use in connection with the marketing of the Financing, and (y) pro forma financial statements or otherwise as is customarily provided in connection with any contemplated Financing, as well as business and other financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of debt securities by Parent or customarily included in an unregistered offering of debt securities by Parent (provided neither the Company nor its advisors shall have any responsibility for preparing such pro forma financial statements or projections); for the avoidance of doubt, in no event shall the Financial Statements be required to comply with Regulation S-X; (3) assisting Parent and its Financing Sources in the preparation of (A) a customary bank information memorandum (as well as a public-side version thereof) for the Financing, (B) materials for rating agency presentations, (C) prospectuses, offering memoranda and private placement memoranda, (D) “road show” presentations, (E) confidential information memoranda and (F) filings with the SEC and other similar documents, including delivery and consenting to the inclusion or incorporation in any SEC filing related to the Financing or the Financial Statements and, if applicable, the Additional Financial Statements including using its commercially reasonable efforts to obtain any consents of accountants for use of their reports in any of the foregoing; provided that Parent shall be primarily responsible for the preparation of any such documentation; (4) assisting Parent with the preparation of any definitive documents related to the Financing as may be reasonably requested by Parent; provided that Parent shall be primarily responsible for the preparation of any such documentation; (5) causing to be executed and delivered (or using reasonable best efforts to obtain) customary certificates, accountants’ comfort letters (including customary “negative assurance” comfort), consents, legal opinions and negative assurance letters in connection with the Financing and causing the Company’s accounting firm to cooperate with Parent, including by participating in accounting due diligence sessions at times and at locations reasonably acceptable to the Company and its accounting firm; (6) subject to customary confidentiality provisions, provide customary authorization letters to authorize the distribution of information to prospective lenders or investors in connection with the Financing; (7) provide or cause to be provided any customary certificates, or other customary closing documents as may reasonably be requested in connection with the Financing; (8) to the extent requested at least eight Business Days prior to the Closing Date, providing Parent’s Financing Sources, at least three Business Days prior to the Closing Date, with all documentation and other information required by regulatory authorities and as reasonably requested by Parent with respect to the Company in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. § 1010.230; and (9) consenting to the reasonable use of the Company’s trademarks, service marks or logos in connection with the Financing prior to the Closing Date (subject to advance review of and consultation with respect of such use and so long as such marks or logos are used in a manner that is reasonable and customary for such purposes and that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or intellectual property rights); provided that nothing in this Section 4.3(a) will require any such cooperation to the extent that it would (A) require the Company to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement by or on behalf of Parent, (B) pay any commitment or other similar fee in connection with the Financing unless and until the Closing occurs, (C) require the Company to enter into any certificate, agreement, arrangement, document, consent or instrument that is not contingent upon the Closing or that would be effective prior to the Closing, (D) take any action that will conflict with or violate their formation or organizational documents (in each case, as in effect on the date hereof) or result in the contravention of, or would reasonably be expected to result in a violation or breach of, any applicable Law or (in each case prior to the Closing), (E) require the Company to give to any other Person any indemnities in connection with the Financing that are effective prior to the Closing and (F) interfere unreasonably with the business or operations of the Company or its Subsidiaries.

(c) Parent shall (1) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with such cooperation by the Company contemplated by Section 4.3(b) (which shall not include any fees payable to the Company’s legal or financial advisors) and (2) indemnify and hold harmless the Company and its Subsidiaries and their respective Affiliates and its and their respective officers, directors, principals, equityholders, partners, managers, Affiliates, members, employees, consultants, agents, attorneys, accountants, investment bankers, advisors, financing sources and other representatives from and against any and all losses to the extent suffered or incurred by them in connection with the cooperation provided pursuant to Section 4.3(a) and Section 4.3(b), but excluding therefrom any and all losses suffered or incurred by the foregoing Persons as a result of any material errors, omission, misstatements or inaccuracies in any written information (including, without limitation, any of the Financial Statements and, if applicable, the Additional Financial Statements, or any other historical financial information) provided to Parent or any Financing Sources pursuant hereto; provided that the foregoing indemnity will not apply to any loss or expenses to the extent they are found by a final judgment of a court of competent jurisdiction to arise or result from the willful misconduct, bad faith or gross negligence of the Company.

(d) Parent acknowledges and agrees that obtaining the Financing is not a condition to the Closing. Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that the conditions precedent set forth in Section 5.3 as applied to the Company’s obligations under Section 4.3(b), shall be deemed to be satisfied unless the Company has materially breached its obligations under Section 4.3(b) and such breach has remained uncured for a period of more than five days following receipt of written notice by the Company of such breach from Parent.

(e) No information or knowledge obtained in any investigation in accordance with this Section 4.2 will affect, amend or supplement, or be deemed to affect, amend or supplement, any representation or warranty contained in this Agreement or in the Related Agreements, the Disclosure Schedule, the conditions to the obligations of the Parties to consummate the Transactions or any Party’s rights hereunder (including rights under Article 7) or under any Related Agreement.

Section 4.4 Confidentiality. The Parties are subject to the non-disclosure agreement dated November 19, 2020 (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement, and all documents, copies thereof, and all other materials received from or on behalf of the Company or any of its Subsidiaries relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, shall remain subject to the Confidentiality Agreement. The Parties further agree to the covenants set forth on Section 4.4 of the Disclosure Schedules.

Section 4.5 Public Announcements. The initial press release or public announcement related to this Agreement or the Transactions will be in a form agreed by Parent and the Company concurrently with the execution of this Agreement. Except as set forth in the immediately preceding sentence, (a) from and after the date of this Agreement, the Representative shall not, and shall ensure that its Affiliates and its and their respective directors, officers, employees, equityholders, partners, members, representatives and agents do not, and (b) prior to the Closing, the Company shall not, and shall ensure that its Subsidiaries and their respective Affiliates and its and their respective directors, officers, employees, equityholders, partners, members, representatives and agents do not, issue any press release or make any public statement or disclosure (or make any statements or disclosure to any employee of the Subsidiaries that is inconsistent with the communications plan approved by Parent) regarding this Agreement, the Transactions or any of the other transactions or documents contemplated by this Agreement (or otherwise publicly disclose to any Person the existence or terms thereof), without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except (1) as and to the extent disclosure is required by the Company Holders to their respective Tax or financial advisors for purposes of complying with such Company Holders’ Tax obligations or other reporting obligations under Law arising out of the Transactions, (2) to the extent disclosure is made by a Company Holder that is a private equity fund to its partners, subject to a duty of confidentiality, and is limited to the results of such Company Holder’s investment in the Company and such other information as is required to be disclosed by such Company Holder pursuant to its Organizational Documents and (3) as and to the extent disclosure is required by Law.

Section 4.6 Third Party and Regulatory Consents; Cooperation.

(a) Parent, Merger Sub and the Company each will take commercially reasonable actions necessary to (1) comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the Transactions, (2) cooperate promptly with and furnish information to any Party necessary in connection with any such requirements imposed upon such other Party in connection with the consummation of the Transactions, (3) obtain or make (and cooperate with the other Parties in obtaining or making) any Consent of, or any registration, declaration or filing with, any Governmental Authority or other Person, including any counterparties to any Contract, in each case required to be obtained or made in connection with the Transactions, including in connection with those Contracts and Permits listed in the Disclosure Schedule in response to Section 2.4(a), so as to preserve all rights of, and benefits to, the Company and its Subsidiaries under such Contracts or Permits from and after the Closing, and (4) promptly furnish any information requested, and promptly cooperate to make any filings requested to be made, by any Governmental Authority in connection with the Transactions; provided, however that such action shall not include any requirement of Parent or any of its Affiliates to expend money, commence or participate in any Action or offer or grant any accommodation (financial, contractual or otherwise) to any third party; provided, further, that in no event shall the Company take any such action without the prior written consent of Parent. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required Consents. Promptly after the date of this Agreement, the Company will consult with Parent in respect of each notice required to be sent in connection with the Transactions under any Contract to which the Company or any of its Subsidiaries is a party or Permit held by the Company or any of its Subsidiaries, including those Contracts and Permits listed in the Disclosure Schedule in response to Section 2.4(a), and then promptly send each such notice. Such Consents, waivers, approvals and notices will be in a form acceptable to Parent.

(b) In furtherance of Section 4.6(a), each of the Parties shall (or shall cause its applicable Affiliate to), as promptly as practicable and, in the case of filings required under the HSR Act, within five Business Days after the date hereof, make or cause to be made all filings and submissions required under the HSR Act, which such filing shall request early termination of the waiting period, and the Required Foreign Filing. Parent shall pay all filing fees for the filings and submissions by the Parties and their respective Affiliates required under the HSR Act and the Required Foreign Filing. Each of the Parties shall (or shall cause its applicable Affiliate) use its commercially reasonable efforts to (1) cooperate and coordinate with the other in the taking of the actions contemplated by this Section 4.5, (2) furnish to the other any necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission necessary under the HSR Act and the Required Foreign Filing or any other related requirement, and (3) make an appropriate response to any inquiries or requests received from any Governmental Authority for additional information or documentation. Notwithstanding anything herein to the contrary, Parent shall not be obligated to (and, without the prior written consent of Parent, in no event will the Company or any of their respective Affiliates or representatives) (A) agree to any condition proposed or required by any Governmental Authority in connection with granting any consent or approval to the Transactions, (B) propose, negotiate, commit to, or effect by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of the assets or businesses of Parent or its Affiliates or of the Company or any of its Subsidiaries, or (C) accept any operational restrictions or otherwise take or commit to take actions that limit any of Parent’s or its Affiliates’ (including the Surviving Company and its Subsidiaries from and after the Closing) freedom of action with respect to, or their ability to retain or freely operate, any of the businesses, licenses, rights, operations, product lines or assets of Parent or its Affiliates or the Company and its Subsidiaries. Each of the Parties will keep the other Parties reasonably informed, to the extent permitted by applicable Laws of the status of any communications with, and inquiries or requests for additional information from any Governmental Authority, provide each other with advance copies and a reasonable opportunity to comment on all material proposed notices, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Governmental Authority, except the Parties’ HSR filings, and to the extent permitted by Law, permit the other Party, as applicable, a reasonable opportunity to attend and participate in any substantive meetings, discussions, telephone conversations, or correspondence with, any Governmental Authority; provided that that materials required to be provided pursuant to this section may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with applicable Law, and (C) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this section as “Outside Counsel Only.”

Section 4.7 Company Member Approval; Joinder Agreement. The Company has obtained and delivered to Parent the Company Member Approval, which Company Member Approval is in full force and effect. Pursuant to Section 12.8 of the Company LLC Agreement, the Company will use its reasonable efforts to cause the Joinder Agreement to be executed on or prior to the Closing Date by all holders of Company Units.

Section 4.8 No Solicitation.

(a) From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company and its Subsidiaries will not, and will cause their respective directors, officers, employees, equityholders, partners, members, controlled Affiliates, representatives and agents not to, directly or indirectly, (1) knowingly solicit, initiate, knowingly encourage or knowingly support any inquiry, proposal or offer from any Person (other than Parent) regarding any Acquisition Transaction; (2) participate in any discussions, negotiations or enter into any Contract regarding any Acquisition Transaction with any Person (other than Parent); or (3) furnish, disclose or provide access to any Person (other than Parent) any confidential information concerning the Company that the Company believes or should reasonably know would be used for the purposes of formulating or advancing any inquiry, proposal or offer regarding an Acquisition Transaction (provided that this shall not prohibit the Company from providing information to current and potential business affiliates, including customers and potential customers, information of the nature typically provided in connection with potential commercial transactions in the ordinary course of business consistent with past practice to the extent that it is reasonably expected that the provision of such information will not lead to an Acquisition Transaction). Upon execution of this Agreement, the Company and the Representative will, and will cause their respective Subsidiaries, Affiliates, directors, officers, employees, equityholders, partners, members, representatives and agents to (1) promptly cease and cause to be terminated any existing direct or indirect discussions with any Person (other than Parent) that are in respect of an Acquisition Transaction, (2) terminate all physical and electronic data room access previously granted to any Person or its representatives and (3) require the return or destruction of any information of the Company previously provided to any Person or its representatives in respect of the negotiation or evaluation of an Acquisition Transaction.

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company and its Subsidiaries will, and will cause their respective Affiliates, directors, officers, employees, equityholders, partners, members, representatives and agents to, as promptly as practicable (and in no event later than 48 hours after receipt thereof) notify Parent orally or in writing of any proposal, offer, inquiry or notice concerning an Acquisition Transaction or that would reasonably be expected to lead to a proposal relating to any Acquisition Transaction, or any request for information from a Person in respect of an Acquisition Transaction or that would reasonably be expected to lead to a proposal relating to any Acquisition Transaction that is received by the Company or any Affiliate or representative of the Company. “Acquisition Transaction” means any merger or consolidation with or involving the Company or any of its Subsidiaries or any acquisition of any (a) securities of the Company or its Subsidiaries, other than Class B Units issued to employees of the Company or any of its Subsidiaries upon exercise of Company Options (or the repurchase thereof) under the Company Unit Plan in the ordinary course of business or any transfer of securities by an equityholder among its Affiliates or family members, (b) assets of the Company and its Subsidiaries, including the grant of any license to any Intellectual Property by the Company or its Subsidiaries, other than the non-exclusive licenses in the ordinary course of business consistent with past practice related to the sale of the Company Products or (c) any internal restructuring or reorganization in connection with the Transaction consented to by Parent.

Section 4.9 Notification. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 6.1, each Party will notify the other promptly after becoming aware of any matter hereafter arising or any information obtained after the date of this Agreement, if and only to the extent that such matter or information would reasonably be expected to cause any condition to the other Party’s obligations to consummate the Closing to be unsatisfied. The giving of any notice under the preceding sentence will not limit, modify or otherwise affect any representation or warranty contained in this Agreement, the conditions to the obligations of the Parties to consummate the Transactions or any Party’s rights hereunder (including rights under Article 7). A Party’s failure to comply with this Section 4.9 will not be taken into account for purposes of determining whether any conditions set forth in Article 5 to consummate the Transactions have been satisfied.

Section 4.10 Closing Statement.

(a) At least three Business Days before the Closing, the Company will deliver to Parent, a statement (the “Closing Statement”), certified by the Company’s Chief Financial Officer, in Microsoft Excel format and otherwise in a form acceptable to Parent and the Exchange Agent, setting forth as of the Closing the following information:

(1) the names of all Company Holders;

(2) the number and class of Company Units held by each Company Holder;

(3) the number and class of Company Units subject to the Company Options held by each Company Holder, the exercise price per unit in effect as of the Closing Date for each Company Option, and the extent to which each Company Option will be vested as of the Closing Date (after accounting for any acceleration of vesting that will occur as of the Effective Time);

(4) a calculation of the Merger Consideration in reasonable detail, which calculation shall be based on the Working Capital Certificate;

(5) the aggregate Closing Per Unit Consideration payable to each Company Holder in respect of the cancellation of such Company Holder’s Company Units pursuant to Section 1.4;

(6) the aggregate Closing Per Option Consideration payable to each Company Holder in respect of the cancellation of such Company Holder’s Company Options pursuant to Section 1.6;

(7) the aggregate dollar amount contributed to the Escrow Amount by, and the Aggregate Escrow Funding Percentage of, each Company Holder in respect of such securities, the Escrow Funding Percentage attributable to such Company Holder’s securities, and each Company Holder’s Aggregate Escrow Funding Percentages;

(8) the aggregate dollar amount contributed to the Representative Amount by each Company Holder in respect of such securities;

(9) a final estimate, reasonably detailed and separated by service provider (to the extent payable to a third party), of all unpaid Transaction Expenses of the Company and its Subsidiaries through the Closing (the “Estimated Transaction Expenses”), itemized by vendor and payee (to the extent payable to a third party) and otherwise in reasonable detail, with wire instructions or other payment information for each vendor or payee (to the extent payable to a third party);

(10) a final estimate, reasonably detailed and separated by payees, of all Company Indebtedness through the Closing (the “Estimated Company Indebtedness”), itemized in accordance with the lettered sub-clauses of the definition of the Company Indebtedness and by payee (to the extent payable to a third party) and otherwise in reasonable detail, with wire instructions or other payment information for each payee (to the extent payable to a third party); and

(11) a final estimate, reasonably detailed, of Cash and Cash Equivalents as of immediately prior to the Closing (the “Estimated Cash”), and Restricted Cash as of immediately prior to the Closing.

(b) In connection with the delivery of the Closing Statement, the Company will ensure that Parent will receive:

(1) from each Person set forth on the Closing Statement to whom Company Indebtedness for borrowed money is owed and will be paid off at Closing or, in the case of the Credit Agreement (as defined on the Disclosure Schedule), the administrative agent under the Credit Agreement, payoff letters, in commercially reasonable form, specifying the amount necessary to be paid to fully repay, satisfy, release and discharge all obligations of the Company and its Subsidiaries under such Company Indebtedness, which payoff letters will set forth the principal amount of the obligation, any prepayment premiums or fees or termination fees with respect thereto, any accrued interest thereon and any expense reimbursement or other amounts due in respect thereof, will provide wire instructions and will provide for the release of, or authorize the Company to release, all Encumbrances associated with such Company Indebtedness and the termination of all other obligations associated therewith upon the payment of such outstanding amounts; and

(2) from all vendors and payees of Transaction Expenses as set forth in the Closing Statement, final invoices, in commercially reasonable form, specifying the amount necessary to fully pay all Transaction Expenses owed to each such Person.

(c) At least two Business Days before the Closing, the Company will deliver to Parent a written statement (the “Funds Flow Statement”), in a form reasonably acceptable to Parent, setting forth the amounts to be paid by Parent at Closing pursuant to this Agreement and the Related Agreements and the recipients of, and bank wire details for, such payments.

Section 4.11 Expenses. Except as otherwise set forth in this Agreement or the Related Agreements, each Party will be responsible for the expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements, including, but not limited to, any such costs and expenses incurred by any Party in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the Transactions are consummated. For purposes herein, “Transaction Expenses” means all fees and expenses incurred by the Company and its Subsidiaries, or on their respective behalf, or otherwise payable by the Company, in each case in connection with the Transactions or exploring, assessing or negotiating an Acquisition Transaction and whether or not paid by the Closing Date, including (a) all legal, accounting, investment banking, financial advisory, consulting, finders and other fees and expenses of third parties incurred by the Company or any of its Subsidiaries in connection with the negotiation and effectuation of the terms and conditions of this Agreement, the Related Agreements and the Transactions, (b) the premium for the insurance policies referenced in Section 4.16, (c) 50% of any Transfer Taxes in accordance with Section 1.8(b), and (d) all amounts relating to severance payments, bonuses, accelerated benefits, success bonuses, sale bonuses, phantom equity, retention payments, change of control payments and any other similar obligations (plus the employer portion of any employment, payroll, social security or other Taxes related to such amounts), in each case, in existence as of the Closing Date and to the extent payable by the Company or any of its Subsidiaries solely as a result of the consummation of the Transactions. Parent shall be responsible for (1) the fees payable to the Escrow Agent pursuant to the Escrow Agreement, (2) the fees payable to the Exchange Agent, (3) 50% of any Transfer Taxes in accordance with Section 1.8(b), (4) the filing fees for the filings and submissions by the Parties and their respective Affiliates required under the HSR Act and with respect to the Required Foreign Filing, (5) the premium for the insurance policy referenced in Section 4.21, and (7) the premiums, fees, costs, expenses and other amounts required to be paid for the issuance of the R&W Insurance Policy. For the avoidance of doubt, any item included in “Transaction Expenses” shall not be included in “Current Liabilities” or “Company Indebtedness”, in each case, solely to the extent such item actually decreases the Merger Consideration as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

Section 4.12 Employee Matters.

(a) Immediately following the Closing, each employee employed by the Company or its Subsidiaries immediately prior to the Closing shall continue employment with the Company or its Subsidiaries or become employed by Parent or an Affiliate thereof (each such employee, a “Transferred Employee”). For at least one year following the Closing, each Transferred Employee will be entitled to receive severance benefits upon a termination of employment by Parent, the Surviving Company or any of their Subsidiaries (other than for “cause”) equal to the severance benefits such Transferred Employee would be entitled to receive under the Company’s severance arrangements.

(b) Following the execution of this Agreement, to the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments that would reasonably be expected to constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) (the “280G Benefits”) the Company shall (1) no later than four days prior to the Closing Date solicit from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) and deliver such waivers to Parent, provided that such waiver and the Waived 280G Benefits shall not include any payments or benefits that may be made by Parent or any of its Affiliates unless at least five days prior to the Closing, Parent provides the applicable information regarding any Contract that Parent or any of its Affiliates is providing or entering into on or prior to the Closing Date with respect to any “disqualified individual,” along with a written description, satisfying the adequate disclosure requirements of Section 280G(b)(5)(B)(ii) of the Code, of any such Contract and the amount or value of any such payment or benefit reasonably expected to constitute a “parachute payment”, and (2) following the delivery of the waivers to Parent, but no later than two days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (1), submit to a vote of Company Members entitled to vote on such matters the right of any such “disqualified individual” to receive the Waived 280G Benefits, in a manner complying with Section 280G(b)(5) of the Code, including Q/A-7 of Section 1.280G-1 of the Treasury Regulations promulgated thereunder, along with adequate disclosure satisfying such requirements. Prior to soliciting waivers and Company Member approval under this Section 4.12(b), the Company shall provide drafts of such waivers and Company Member approval materials to Parent for its review and comment (and shall not unreasonably omit any comments timely provided by Parent). The Company shall, prior to Closing, deliver to Parent evidence that a vote of Company Members was solicited in accordance with the foregoing provisions of this Section and that either (x) the requisite number of votes of Company Members was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (y) the 280G Approval was not obtained, and, as a result, no Waived 280G Benefits shall be made or provided; provided that, in no event shall this Section 4.12(b) be construed to require the Company to (A) compel any Person to waive any existing rights under any Contract that such Person has with the Company or any other Person, and in no event shall the Company be deemed in breach of this Section 4.12(b) if any such Person refuses to waive any such rights or (B) actually obtain the 280G Approval. In the absence of the 280G Approval, no Waived 280G Benefits shall be paid or provided.

(c) On the Closing Date, the Company shall deliver to Parent a true and complete list of each current or former employee of the Company or its Subsidiaries who experienced an “employment loss” (as defined under WARN) during the 90 days prior to the Closing Date. For a period of 90 days after the Closing Date, none of Parent or any of its Affiliates shall terminate any Transferred Employees in such numbers as could trigger any Liability under WARN or any analogous Laws. Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries from any and all obligations or Liabilities of the Company and/or any of its Subsidiaries arising under WARN or any analogous Law as a result, in whole or in part, of any actions taken by Parent or its Affiliates on or after the Closing Date.

(d) Prior to the Closing Date, the board of managers (or equivalent governing body) of the Company’s Subsidiaries that sponsor Company Employee Plans that are intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each, a “Company 401(k) Plan”) shall adopt written consents terminating each such Company 401(k) Plan, with such terminations to be effective no later than the day prior to the Closing Date. No Employee shall have any right after the effective dates of such terminations to contribute any amounts to any Company 401(k) Plan. Prior to the Closing, the Company shall provide Parent with copies of such written consents that have been duly adopted. Parent shall take such actions as are necessary to offer 401(k) plan participation to Transferred Employees as soon as administratively possible following the Closing Date, on terms and conditions similar to Parent’s and its Affiliates’ other similarly situated employees, and shall recognize prior service with the Company and its Subsidiaries for purposes of eligibility and vesting under such 401(k) plan.

(e) Prior to the Closing Date, the Company shall amend the Company Unit Plans in accordance with Section 4.12(e) of the Disclosure Schedule and the Company shall take all actions necessary, including adopting written consents, so that the Company Unit Plans, as amended in accordance with this Section 4.12(e), shall be in full force and effect as of the Closing.

(f) Nothing in this Section 4.12 shall be treated as an amendment of, an undertaking to amend or terminate, or a limitation on the ability of Parent or its Affiliates to amend or terminate any Employee Benefit Plans. Nothing herein shall require Parent, the Company or any of their Affiliates to continue to employ the services of any individual after the Closing Date. No provision hereof shall create any third-party beneficiary rights in any current or former employee or any other natural person service provider of any of the Company or its Subsidiaries or any beneficiary, dependents, or other individual associated therewith for the compensation, terms and conditions of employment and benefits that may be provided.

Section 4.13 Tax Matters.

(a) Termination of Tax Sharing Agreements. All Tax sharing, allocation, indemnity or similar agreements with respect to or involving the Company or any of its Subsidiaries will be terminated as of the Closing Date and neither the Company nor any of its Subsidiaries will have any further liability thereunder (other than any such Tax sharing, allocation, indemnity or similar agreements (x) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (y) solely between the Company and/or its Subsidiaries).

(b) Termination of Powers of Attorney. Except as set forth on Section 4.13(b) of the Disclosure Schedule, any power of attorney with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries will be terminated as of the Closing Date.

(c) Tax Returns. The Company will prepare and timely file, or cause to be prepared and timely filed, at its own expense, all Tax Returns of the Company and its Subsidiaries for all Pre-Closing Tax Periods and Straddle Periods (each, a “Pre-Closing Tax Return”). Each such Pre-Closing Tax Return will be prepared in a manner consistent with past practices employed with respect to the Company and its Subsidiaries, except as otherwise required by applicable Law. With respect to any Pre-Closing Tax Return that is an income Tax Return to be filed prior to the Closing, the Company will use reasonable best efforts to deliver, or cause to be delivered, a draft of such Pre-Closing Tax Return to Parent no later than 30 days prior to the filing due date for such Tax Return (or such shorter period as is reasonable under the circumstances, including to the extent any such Tax Return is due within 30 days of the date hereof) for Parent’s review and comment, and the Company will make, or cause to be made, any reasonable changes to such Tax Return that are requested by Parent and that are received in writing by the Company no later than ten days prior to such filing due date (or such shorter period as is reasonable under the circumstances), and the Company will not file or cause to be filed any such Tax Return without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). With respect to an Pre-Closing Tax Return to be filed after the Closing, Parent will deliver, or cause to be delivered, a draft of such Pre-Closing Tax Return to the Representative no later than 30 days prior to the filing due date for such Tax Return for the Representative’s review and comment, and Parent will make, or cause to be made, any reasonable changes to such Pre-Closing Tax Return that are requested by the Representative and that are received in writing by Parent no later than ten days prior to such filing due date (or such shorter period as is reasonable under the circumstances), and Parent will not file or cause to be filed any such Pre-Closing Tax Return without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the forgoing, to the extent supportable at a “should” level of comfort under applicable Tax Law, Parent shall treat any Transaction Tax Deductions as deductible in a Pre-Closing Tax Period (or portion of the Straddle Period ending on the Closing Date) to the extent permitted by applicable Law.

(d) Straddle Periods. In the case of any Tax period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of Pre-Closing Taxes based on or measured by income, payroll or receipts or relating to any sales or use Tax will be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any Pre-Closing Taxes not based on or measured by income or receipts or relating to any sales or use Tax for a Straddle Period will be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that begins on and includes the first day of the Straddle Period and that ends on and includes the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(e) Cooperation on Tax Matters. Parent and the Representative shall provide reasonable cooperation, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and the provision of records and information and powers of attorney that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Post-Closing Actions. Parent and its Affiliates (including, on or after the Closing Date, the Company or any of its Subsidiaries) shall not (1) file (except as set forth in Section 4.13(c) or amend a Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period, (2) extend or waive the applicable statute of limitations with respect to a Tax of the Company or any of its Subsidiaries for a Pre-Closing Tax Period, (3) file any ruling or request with any taxing authority that relates to Taxes or Tax Returns of the Company or any of its Subsidiaries for a Pre-Closing Tax Period, (4) enter into any voluntary disclosure with any taxing authority regarding any Tax or Tax Returns of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or (5) make any Tax election with respect to t the Company or any of its Subsidiaries (including an election under Section 336 or 338 of the Code or any similar provision of foreign, state or local law) that relates to, or is retroactive to, a Pre-Closing Tax Period, in each case, without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed) if any such action could reasonably be expected to (1) have any Tax impact on the Company Holders, (2) impact the calculation of Merger Consideration, as finally determined pursuant to Section 1.7, or (3) give rise to an indemnity claim pursuant to Article 7.

(g) Tax Contests.

(1) Parent, on one hand, and Representative, on the other hand, shall promptly notify (but in no event later than ten days) the other in writing upon receipt of a written notice of any issues in any pending or threatened Tax audits, assessments or other proceeding with respect to Taxes of the Company or any of its Subsidiaries, in each case, if any such audit, assessment or other proceeding could reasonably be expected to (A) have any Tax impact on the Company Holders, (B) impact the calculation of Merger Consideration, as finally determined pursuant to Section 1.7, or (C) give rise to an indemnity claim pursuant to Article 7 (“Tax Contest”); and

(2) Parent shall have the right to control the conduct of any such Tax Contest and to employ counsel of its choice; provided, however, (A) the Representative shall have the right to participate in any such Tax Contest, at its own expense and (B) Parent shall keep the Representative reasonably informed of the status of such Tax Contest (including providing the Representative with copies of all written correspondence regarding such Tax Contest). The Parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could affect a liability of such other parties (including indemnity obligations hereunder). To the extent the provisions of this Section 4.13(g) conflict with any other provisions of this Agreement, the provisions of this Section 4.13(g) shall prevail.

Section 4.14 Termination and Amendment of Contracts.

(a) Except for this Agreement, the Related Agreements and those agreements set forth on Section 4.14(a) of the Disclosure Schedule, the Company will terminate all Contracts between the Company or any of its Subsidiaries, on the one hand, and any Related Parties (excluding those Persons who are directors or officers of the Company or any of its Subsidiaries and are parties to such Contracts in their capacities as such), on the other hand, on or prior to the Closing Date, in each case without any remaining Liability on the part of the Company, any of its Subsidiaries, the Surviving Company or Parent as a result of or in connection with such termination or such Contract (except as therein specifically provided).

(b) The Company will cause the Contracts listed in Section 4.14(b) of the Disclosure Schedule to be terminated and be of no further effect as of the Closing Date, in each case without any remaining Liability of any kind on the part of the Company, any of its Subsidiaries, the Surviving Company or Parent as a result of or in connection with such termination or such Contract (except as therein specifically provided).

(c) The Company will cause the Contracts listed in Section 4.14(c) of the Disclosure Schedule to be amended to the reasonable satisfaction of Parent specifically as reflected on Section 4.14(c) of the Disclosure Schedule before or as of the Closing Date.

(d) Parent will not have any Liability to the Company or any other Person for any Liabilities resulting from the Company seeking to obtain such terminations or amendments referred to in this Section 4.14 (except as therein specifically provided).

Section 4.15 R&W Insurance Policy. On the date hereof, Parent has caused the binder agreement for the R&W Insurance Policy to be conditionally bound effective as of the date hereof (such binder agreement and the associated form of R&W Insurance Policy has been made available to the Company). Without limiting Section 4.11, Parent will pay, or cause to be paid, all premiums, fees, costs, expenses and other amounts required to be paid for the R&W Insurance Policy. Parent acknowledges and agrees that the R&W Insurance Policy shall include a provision whereby the insurer thereunder expressly waives, and agrees not to pursue any subrogation rights against any Company Holder with respect to any claim made by any insured thereunder (except in case of Fraud by such person), and such terms shall not be amended, modified or waived under the R&W Insurance Policy without the prior written consent of the Representative. The Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its representatives and Affiliates to not, take any action that would cause the R&W Insurance Policy be invalid or unenforceable. The Company shall use its reasonable best efforts to assist Parent in satisfying any conditions under the R&W Insurance Policy with respect to the Closing.

Section 4.16 Restrictive Covenant Agreements. The Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its representatives and Affiliates to not, take any action that would cause the Restrictive Covenant Agreements executed and delivered concurrently with the execution of this Agreement to be invalid or unenforceable. The Company shall cause the Restrictive Covenant Agreement entered into by the Representative to be in full force and effect as of the Effective Time.

Section 4.17 Offer Letter. The Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its representatives and Affiliates to not, take any action that would cause any Offer Letter executed and delivered concurrently with the execution of this Agreement to be invalid or unenforceable.

Section 4.18 D&O Insurance Policy. Prior to the Closing Date, the Company will purchase and fully pay the premium for directors and officers (D&O) runoff insurance coverage, which by its terms will survive the Closing and will provide runoff coverage for not less than six years following the Closing Date, having limits, terms and conditions no less favorable in all material respects than the terms of the D&O liability insurance policies currently maintained by the Company or its Subsidiaries. Such insurance will be bound not later than the Closing Date. For a period of six years from the Closing Date, Parent shall cause the Company and its Subsidiaries to perform its obligations to any current or former director, manager, officer or person holding a comparable position at the Company or any of its Subsidiaries (an “Indemnified D&O”) to indemnify, compensate, reimburse, hold harmless, exculpate, or advance expenses to such Indemnified D&O, in each case, pursuant to the applicable provisions of the Organizational Documents of the Company and its Subsidiaries and any indemnification agreement, in each case to the extent in effect as of the date of this Agreement, and, in each case, solely with respect to actions taken by such Indemnified D&O prior to the Closing in his or her capacity as a director, manager, officer or person holding a comparable position at the Company or any of its Subsidiaries.

Section 4.19 Letters of Resignation. The Company shall use its reasonable best efforts to, except to the extent requested by Parent, obtain letters of resignation, in a form attached hereto as Exhibit I, effective as of the Closing, duly executed by each of the directors and officers of the Company and each of its Subsidiaries that is not an employee of Vista.

Section 4.20 E&O Insurance Policy. Unless otherwise requested by Parent prior to the Closing Date, the Company will purchase errors and omissions (E&O) runoff insurance coverage, which by its terms will survive the Closing and will provide runoff coverage for not less than three years following the Closing Date, having limits, terms and conditions no less favorable in all material respects than the terms of the E&O liability insurance policies currently maintained by the Company. Such insurance will be bound not later than the Closing Date, provided, however, that the premium payable in respect of such E&O runoff insurance coverage will be either be paid by Parent or, if fully paid by the Company prior to Closing, credited against Transaction Expenses.

Section 4.21 Financing Covenants.

(a) To the extent that any of the “Permanent Financing” (as defined in the Commitment Letter) is not available to Parent and/or Merger Sub at or prior to the Closing, each of Parent and Merger Sub shall use reasonable best efforts to do, or cause to be done, all things necessary to arrange and obtain proceeds of the Initial Financing in an amount that when aggregated with cash and cash equivalents on hand that is available to Parent will be sufficient to consummate the Transactions set forth in this Agreement as promptly as reasonably practicable on the terms and conditions described in the Commitment Letter (including the “flex” provisions contained in any fee letters), (or on other terms and conditions agreed by Parent and the Financing Sources, and consented to by the Company) including by using reasonable best efforts to: (1) maintain in effect the Commitment Letter, subject to the modifications permitted hereunder; (2) negotiate as promptly as possible, and enter into, definitive agreements relating to the Initial Financing at or prior to the Closing (including, as necessary, the “flex” provisions contained in the any fee letters); (3) satisfy (or obtain a waiver thereof) and to cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Sub or their respective Representatives in the Commitment Letter to the extent the failure to satisfy such conditions would adversely impact the timing of the Closing or the availability at Closing of sufficient aggregate proceeds of the Initial Financing to consummate the transactions contemplated by this Agreement, in each case only to the extent within their respective control; (4) assuming that all conditions contained in the Commitment Letter have been satisfied or waived, cause the Initial Financing to be consummated at or prior to the Closing; and (5) enforce its rights under the Commitment Letter. Parent shall respond reasonably promptly to any requests from the Company for information on the status of Parent’s efforts to arrange the Financing.

(b) Parent and Merger Sub shall not agree to, or permit, without the prior written consent of the Company, any assignment, amendment, supplement or modification to be made to, replacement, restatement or substitution of, or any waiver by Parent or Merger Sub of any material provision or remedy under, the Commitment Letter (including with respect to any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the Financing) if such assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver (1) reduces the aggregate amount of the net cash proceeds of the Financing to be funded on the Closing Date, to an amount that, when aggregated with cash and cash equivalents on hand that is available to the Parent, would be insufficient to consummate the Transactions set forth in this Agreement, (2) imposes new or additional conditions precedent or otherwise materially expands, amends or modifies any of the conditions precedent to the receipt of the Financing, in each case in a manner that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Financing, or (3) adversely and materially impacts the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter with respect to the Financing; provided, that Parent may amend, modify, assign, supplement, substitute, replace or restate the Commitment Letter to add (A) lenders, lead arrangers, bookrunners, syndication agents and similar entities, and grant customary approval rights to such additional lenders, lead arrangers, agents, managers and bookrunners, or (B) increase the aggregate amount of the Financing, subject to the foregoing clauses (1) through (3).

(c) In the event that any portion of the Initial Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter for any reason whatsoever, and such portion is necessary to permit Parent and Merger Sub to consummate the Transactions contemplated by this Agreement (except in accordance with the express terms set forth in the Commitment Letter or unless concurrently replaced on a dollar-for-dollar basis by commitments subject to substantially the same conditions precedent as those set forth in the Commitment Letter from the Financing Sources, or from other financing sources or from proceeds of other sources of financing or cash), then (i) Parent shall promptly so notify the Company and (ii) Parent and Merger Sub shall use commercially reasonable efforts to arrange and obtain, and negotiate and enter into commitment letters and/or definitive agreements with respect to, alternative financing arrangements in an amount sufficient when added to the portion of the Financing (if any) and cash on hand that is available and will be funded at or prior to the Closing, to consummate the Transactions contemplated by this Agreement and to pay all related fees and expenses upon terms and conditions not less favorable to the Company (solely with respect to conditionality) and that are, when taken as a whole, not materially less favorable to Parent than those in the Commitment Letter (including the “flex” provisions contained in any fee letter), as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date).

ARTICLE 5

CONDITIONS TO THE MERGER

Section 5.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction at or before the Closing of each of the following conditions, which to the extent permitted by Law may be waived in a written agreement of the Company and Parent (for itself and Merger Sub):

(a) No Injunctions or Restraints; Illegality. No Law, Order or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, and no Action will have been brought by a Governmental Authority seeking any of the foregoing that is pending. No action taken by any Governmental Authority, and no Law or Order will have been enacted, entered or enforced which makes the consummation of the Transactions illegal.

(b) Governmental Approvals. (1) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (2) the Consents with respect to the Required Foreign Filing shall have been obtained from the applicable Governmental Authority (whether by lapse of time or express confirmation of the relevant Governmental Authority) and shall be in full force and effect at the Closing.

Section 5.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions will be subject to the satisfaction, or written waiver by the Company, at or before the Closing of each of the following conditions (each such condition being solely for the benefit of the Company and capable of being waived by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants of Parent. As of the date of this Agreement and as of immediately prior to the Effective Time (as if made at and as of such time), (1) each of the representations and warranties made by Parent or Merger Sub in this Agreement that is qualified by reference to Material Adverse Effect shall be true and correct in all material respects, and (2) each of the other representations and warranties made by Parent or Merger Sub in this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “in all material respects,” “in any material respect,” “material,” or “materially”), except for purposes of this clause (2) where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect on Parent, and except in the case of clauses (1) and (2) that representations and warranties that expressly speak as of a specified date need only be true and correct or true and correct in all material respects, as applicable, as of such specified date. Parent will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or before the Closing.

(b) Receipt of Closing Deliveries. The Company will have received: (1) a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly authorized officer to the effect that the conditions set forth in clause (a) of Section 5.3 has been satisfied; and (2) a copy of the Escrow Agreement, duly executed by Parent and the Escrow Agent.

Section 5.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions will be subject to the satisfaction, or written waiver by Parent, at or before the Closing of each of the following conditions (each such condition being solely for the benefit of Parent and Merger Sub and capable of being waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants of the Company. As of the date of this Agreement and as of immediately prior to the Effective Time (as if made at and as of such time), (1) each of the Fundamental Representations (other than the representations and warranties made in clause (2) of this Section 5.3(a)) shall be true and correct in all material respects, (2) the representations and warranties made in Section 2.2(a)-(d), the first sentence of Section 2.2(f) and Section 2.2(h) shall be true and correct (other than de minimis inaccuracies), (3) each of the other representations and warranties made by the Company in this Agreement that is qualified by reference to Material Adverse Effect (other than the representations and warranties made by the Company in Section 2.3 and Section 2.6(a)) shall be true and correct in all respects, and (4) each of the other representations and warranties made by the Company in this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “in all material respects,” “in any material respect,” “material,” or “materially”), except for purposes of this clause (4) where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect on the Company, and except in the case of clauses (1), (2), (3) and (4) that representations and warranties that expressly speak as of a specified date need only be true and correct or true and correct in all material respects, as applicable, as of such specified date. The Company will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by the Company at or before the Closing.

(b) Receipt of Closing Deliveries. Parent will have received each of the other agreements, instruments and other documents required to be delivered to it at or before the Closing as set forth in Exhibit I. All such agreements, instruments and other documents will be effective and will not have been revoked by the Persons executing them.

(c) Injunctions or Restraints on Conduct of Business. No Law or Order limiting or restricting Parent’s ownership of the business of the Company following the Closing Date will be in effect. No Action or request before any Governmental Authority seeking any additional information, seeking to obtain from Parent or the Company or any of their respective Affiliates in connection with the Transactions any damages, or seeking any other relief that could reasonably be expected to materially limit or restrict the ability of the Company or any of its Subsidiaries following the Merger to own and conduct the assets and businesses owned and conducted by the Company or any of its Subsidiaries before the Merger will be pending or overtly threatened.

(d) No Material Adverse Change. No Material Adverse Effect on the Company will have occurred since the date of this Agreement that is continuing.

(e) Joinder Agreements. Company Members representing at least 85% of the Fully Diluted Company Equity outstanding as of immediately prior to the Effective Time, and Company Members entitled to receive at least 85% of the amounts payable in respect of the Fully Diluted Company Equity, will have entered into Joinder Agreements.

(f) Board Approval; Company Member Approval. The approval of the Company’s Board of Managers of the Transactions and the Company Member Approval will continue to be in full force and effect, and the Transactions will continue to be an Approved Sale.

(g) Retention of Employees. The individuals and number of Workers identified on Section 5.3(g) of the Disclosure Schedules shall continue to be employed by the Company or one of its Subsidiaries.

ARTICLE 6

TERMINATION, AMENDMENT AND WAIVER

Section 6.1 Termination. At any time prior to the Effective Time, this Agreement may be terminated in writing as follows:

(a) by mutual written consent duly authorized by Parent and the Company;

(b) by either Parent or the Company, if the Effective Time will not have occurred on or before June 30, 2021 (the “Termination Date”), except that the right to terminate this Agreement under this Section 6.1(b) will not be available to any Party that is in material breach of this Agreement and such breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Company, if (1) there is a final non-appealable Order in effect preventing consummation of the Merger or any of the other Transactions or (2) there is any Law or Order enacted, promulgated or issued or deemed applicable to the Merger or the other Transactions by any Governmental Authority that would make consummation of the Merger or any of the other Transactions illegal, except that the right to terminate this Agreement under clause (1) of this Section 6.1(c) will not be available to any Party that is in breach of this Agreement and such breach of this Agreement has been the cause of the imposition of such Order;

(d) by Parent, if the Company has breached any representation, warranty or covenant contained in this Agreement and (1) such breach has not been cured by the earlier of (A) 30 days after Parent’s notice to the Company of such breach and (B) the Termination Date (except that no such cure period will be available or applicable to any such breach that by its nature cannot be cured), (2) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.3 to be satisfied, and (3) at the time Parent seeks termination, Parent is not in material breach of this Agreement; or

(e) by the Representative, on behalf of the Company, if either Parent or Merger Sub has breached any representation, warranty or covenant contained in this Agreement and (1) such breach has not been cured by the earlier of (A) 30 days after Representative’s notice to Parent of such breach and (B) the Termination Date (except that no such cure period will be available or applicable to any such breach which by its nature cannot be cured), (2) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.2(a) to be satisfied, and (3) at the time the Representative seeks termination on behalf of the Company, the Company is not in material breach of this Agreement.

Any Party desiring to terminate this Agreement pursuant to Section 6.1(a) through (f) will give written notice of such termination to the other Parties.

Section 6.2 Effect of Termination. If this Agreement is terminated in accordance with Section 6.1, this Agreement will become void and there will be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, managers, members, stockholders or Affiliates, except that each Party will remain liable for any willful and material breaches of this Agreement that occurred before its termination and that Section 4.3(a) (Confidentiality), Section 4.4 (Public Announcements), Section 4.11 (Expenses), this Section 6.2 (Effect of Termination) and Section 7.11(b) (General Provisions) will remain in full force and effect and survive any termination of this Agreement.

Section 6.3 Amendment. Subject to Law and the Organizational Documents of the Company, the Parties may amend this Agreement at any time in accordance with an instrument in writing signed on behalf of each of the Parties. Subject to Law, Parent and the Representative (on behalf of all of the Company Holders, in each case immediately prior to the Effective Time) may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Parent and the Representative (on behalf of all of the Company Holders, in each case immediately prior to the Effective Time), except that any amendment made in accordance with this sentence will not, without the Company Member Approval, (a) alter or change the amount or kind of consideration to be received on conversion of Company Units or exercise or exchange of Company Options or (b) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the Company Holders, in each case immediately prior to the Effective Time. Notwithstanding anything herein to the contrary, the provisions of this Section 6.3, Section 8.7, Section 8.8, Section 8.9 and Section 8.14 (and any other provision of this Agreement to the extent modification, waiver or termination of such provision would modify the substance of the foregoing) may not be amended or modified in whole or in part in a manner adverse to the Financing Sources without the prior written consent of the requisite Financing Sources having consent over amendments to this Agreement.

Section 6.4 Extension; Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. At any time after the Effective Time, the Representative (on behalf of all of the Company Holders, in each case immediately prior to the Effective Time) and Parent may (1) extend the time for the performance of any of the obligations or other acts of the other, (2) waive any inaccuracies in the representations and warranties made to Parent (in the case of a waiver by Parent) or made to the Company (in the case of a waiver by the Representative) in this Agreement or in any document delivered pursuant hereto, and (3) waive compliance with any of the agreements or conditions for the benefit of Parent (in the case of a waiver by Parent) or for the benefit of the Company (in the case of a waiver by the Representative). Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement will constitute a waiver of such right, and no waiver of any breach or default will be deemed a waiver of any other breach or default of the same or any other provision in this Agreement. Any such extension or waiver on the part of a Party will be valid only if set forth in an agreement signed on behalf of such Party.

ARTICLE 7

SURVIVAL, ESCROW FUND AND INDEMNIFICATION

Section 7.1 Survival.

(a) Except as the survival period may be extended by Section 7.1(b) or Section 7.4(g), (1) the representations and warranties made by or on behalf of a Party in or pursuant to this Agreement or in any certificate delivered pursuant to this Agreement will survive in full force and effect until the Claim Period Expiration Date and (2) except as otherwise expressly provided in this Agreement, each covenant of a Party required to be performed (A) prior to or at the Closing shall survive until the Claim Period Expiration Date and (B) after the Closing shall survive in accordance with its terms.

(b) If Parent delivers, before the Claim Period Expiration Date, a Claims Notice to the Representative asserting a Liability Claim for failure of a representation to be true and correct or breach of warranty or covenant made by the Company in this Agreement or any certificate required to be delivered hereunder, then the representation, warranty or covenant will survive the Claim Period Expiration Date and remain in full force and effect with respect to such Liability Claim until the final resolution thereof solely for purposes of such Claims Notice. If any Indemnified Person claims, in connection with a Liability Claim for failure of a representation to be true and correct or breach of warranty or covenant made by the Company in this Agreement, that the Indemnifying Party engaged in Fraud, then the representation, warranty or covenant will survive the Claim Period Expiration Date and remain in full force and effect with respect to such Liability Claim until the final resolution thereof.

(c) The Parties expressly agree pursuant to this Section 7.1 and Section 7.4(g) to modify the statutes of limitations applicable to claims and causes of action as provided in this Agreement and therein.

Section 7.2 Escrow Fund. From and after the Effective Time, for the period described in this Article 7, Parent will have the right to recover (on behalf of itself or any other Indemnified Person) indemnifiable Losses solely from the Escrow Fund in accordance with this Article 7 and the Escrow Agreement and as further set forth in Section 7.4.

Section 7.3 Indemnification. From and after the Effective Time, subject to this Article 7, the Company Holders (the “Indemnifying Parties”) will indemnify and hold harmless Parent and its Subsidiaries, including the Surviving Company, and their respective officers, directors, agents, attorneys and employees, and each Person who Controls or may Control Parent or the Surviving Company (each of the foregoing, an “Indemnified Person”) from and against any and all Losses sustained by an Indemnified Person arising out of or resulting from the following, whether or not the possibility of such Losses has been disclosed to the Company in advance or whether or not such Losses could have been reasonably foreseen by the Company:

(a) (1) any failure of a Fundamental Representation made by the Company in this Agreement or any certificate required to be delivered to Parent or Merger Sub in accordance with this Agreement to be true and correct on the date of this Agreement and as of immediately prior to the Effective Time, as if made as of such time and (2) any failure of a representation or warranty (other than the Fundamental Representations) made by the Company in this Agreement or any certificate required to be delivered to Parent or Merger Sub in accordance with this Agreement to be true and correct on the date of this Agreement and as of immediately prior to the Effective Time, as if made as of such time, in each case, with the determination of whether any such representation, warranty or certification that is qualified by “material,” “in all material respects” or “Material Adverse Effect” or any similar term or limitation (other than Section 2.6(a)(2)) is so true and correct and the amount of Losses arising out of, related to or resulting from such failure each being made as if “material,” “in all material respects,” “Material Adverse Effect” or similar terms were not included therein;

(b) any breach of or default of prior to the Effective Time of any of the covenants or agreements made by or on behalf of the Company in this Agreement or any certificate required to be delivered to Parent or Merger Sub in accordance with this Agreement;

(c) any inaccuracy or omission in the Closing Statement with respect to the items set forth in Section 4.10(a)(1) and (5)-(8);

(d) any amount of any Transaction Expense to the extent not taken into account in the determination of the Final Transaction Expenses;

(e) any Company Indebtedness as of immediately prior to the Effective Time to the extent not taken into account in the determination of the Final Company Indebtedness;

(f) any Representative Expenses and any claim by any Company Member or holder of Company Options relating to any alleged action or failure to act on its behalf by, or the authority to act of, the Representative or asserting any right to receive Contingent Consideration or amounts pursuant to Section 1.6(a)(2), Section 1.6 and this Article 7;

(g) Fraud; and

(h) the matter listed on Section 7.3(h) in the Disclosure Schedule.

Section 7.4 Limitations on Indemnification.

(a) (1) The Indemnified Persons may not recover any indemnifiable Loss from the Escrow Fund in respect of, and the Indemnifying Party shall not be liable for any claim for indemnification pursuant to, Section 7.3(a)(2) unless and until Losses indemnifiable pursuant to Section 7.3(a) have been incurred or properly accrued in an aggregate amount greater than $5,625,000 (the “Basket”, such amount equal to 50% of the retention under the R&W Insurance Policy) (at which point the Indemnified Persons shall be entitled to indemnification with respect to all such Losses only to the extent such Losses exceed the Basket), (2) the maximum aggregate amount of indemnifiable Losses that the Indemnifying Parties shall be liable for, or that the Indemnified Persons shall be entitled to recover, pursuant to Section 7.3(a)(2), shall be $5,625,000 (the “General Rep Cap”, such amount equal to 50% of the retention under the R&W Insurance Policy), (3) neither the Basket nor the General Rep Cap shall apply to any such indemnifiable Loss in respect of any claim for indemnification of a breach of a Fundamental Representations pursuant to Section 7.3(a)(1), and the maximum aggregate amount of indemnifiable Losses that the Indemnifying Parties shall be liable for, or that the Indemnified Persons shall be entitled to recover under Section 7.3(a)(i), shall be $11,250,000 (the “Fundamental Rep Cap”, such amount equal to 100% of the retention under the R&W Insurance Policy); provided, that (i) in no event shall the amount of recoverable Losses available pursuant to Section 7.3(a)(1) and Section 7.3(a)(2) exceed, in the aggregate, the Fundamental Rep Cap, and (ii) any amounts recoverable pursuant to either Section 7.3(a)(1) or Section 7.3(a)(2) shall count toward the satisfaction of both the General Rep Cap and the Fundamental Rep Cap, (4) none of the Basket, the General Rep Cap or the Fundamental Rep Cap shall apply to any such indemnifiable Loss resulting from Fraud, and (5) the maximum aggregate amount of indemnifiable Losses that the Indemnifying Parties shall be liable for, or that the Indemnified Persons shall be entitled to recover from the Escrow Fund, pursuant to Section 7.3(h), shall be $1,000,000 (which, for the avoidance of doubt, shall not be subject to the Basket or satisfy any portion of the General Rep Cap or the Fundamental Rep Cap).

(b) With respect to Losses claimed pursuant to Section 7.3, other than with respect to claims of Fraud, an Indemnified Person’s sole recourse hereunder with respect to Losses shall be to the Escrow Fund. Subject to the limitations set forth in Section 7.4(a), prior to the Claim Period Expiration Date, any indemnification and recovery for Losses to which an Indemnified Person is entitled under Section 7.3(a) of this Agreement shall be satisfied by pursuing such Losses under the R&W Insurance Policy, provided that, only to the extent such Losses are not covered by or not otherwise recoverable under, or are not available under, the R&W Insurance Policy, including due to the retention thereunder not being satisfied (and in any case, subject to the limitations set forth in Section 7.4(a)), such Indemnified Person shall be entitled to recover such amount from the Escrow Fund.

(c) An Indemnified Party shall not directly or indirectly otherwise pursue any Liability Claim directly against any Indemnifying Party (other than with respect to Liability Claims of Fraud). To the extent an Indemnified Person recovers insurance proceeds related to any Loss, then such Loss and any indemnification payment related thereto shall be net of (1) any such proceeds actually received (net of the costs and expenses of recovering such amount, including the cost of any increased premiums resulting therefrom) and (2) any Tax benefits actually realized by any party seeking indemnification hereunder arising from any such Losses in the taxable year of such Loss and/or the following two taxable years, and each Indemnified Person shall use commercially reasonable efforts to recover any such available insurance proceeds and to claim any available Tax benefit resulting from such Loss.

(d) Except as otherwise required by Law, the Parties will treat any indemnification payments made hereunder as an adjustment to the Merger Consideration as specified in Section 1.4 for accounting and Tax purposes.

(e) No Indemnifying Party will have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Company or any of their respective Subsidiaries in connection with any indemnification obligation or any other liability to which such Indemnifying Party may become subject pursuant to or in connection with this Agreement solely by reason of the fact that such Indemnifying Party was an equityholder, partner, director, manager, officer, employee or agent of the Company or its Subsidiaries or was serving at the request of the Company or its Subsidiaries as a partner, trustee, manager, officer, employee or agent of another entity. For the avoidance of doubt, nothing in the preceding sentence shall limit the rights of such Indemnifying Parties who are or were directors or officers of the Company or its Subsidiaries to pursue claims against or recovery under the D&O Policy in their capacity as directors or officers.

(f) No Indemnified Person’s rights pursuant to this Article 7 will be adversely affected by any investigation conducted, or any knowledge acquired or capable of being acquired, by an Indemnified Person at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing. No Indemnified Person will be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Person to be entitled to indemnification hereunder.

(g) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will (1) prevent any Indemnified Person from bringing an Action for Fraud against an Indemnifying Party, or (2) limit the Losses recoverable by such Indemnified Person in such Action. Any representation or warranty, (a) with respect to an Indemnified Person, made by or on behalf of the Company in this Agreement that such Indemnified Person asserts was breached as a result of the Fraud alleged in an Action by such Indemnified Person or (b) with respect to a Company Holder Indemnified Person, made by or on behalf of Parent or Merger Sub in this Agreement that such Company Holder Indemnified Person asserts was breached as a result of the Fraud alleged in an Action by such Company Holder Indemnified Person will, solely with respect to such Action for Fraud, survive the expiration of the applicable survival period set forth in Section 7.1(a) and remain in full force and effect until the final resolution of the Action.

(h) Indemnified Persons shall not have any right to indemnification for Taxes under this Article 7 to the extent that the applicable Losses (1) are attributable to a taxable period (or portion thereof) beginning after the Closing Date (except for Losses for Taxes attributable to a breach of the representations and warranties contained in Section 2.10(c) (only to the extent that such representation or warranty to a ruling or “closing agreement” that impacts Taxes payable in a Post-Closing Tax Period or Post-Closing Straddle Period), Section 2.10(e), Section 2.10(j) or Section 2.10(n)), (2) are incurred as a result of a transaction occurring on the Closing Date but after the Closing, (3) are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any credits or other Tax attributes from a Pre-Closing Tax Period, (4) are incurred as a result of a breach by Parent of its Affiliates (including, on or after the Closing Date, the Company or any of its Subsidiaries) of Section 4.13(f), (5) are included in the Final Closing statement or (6) that are attributable to the manner in which the Parent finances the transactions contemplated by this Agreement.

Section 7.5 Escrow Claim Period. The period during which claims for indemnification from the Escrow Fund may be initiated will commence at the Closing Date and terminate at 11:59 p.m. New York time on the date that is 12 months after the Closing Date (the “Claim Period Expiration Date”). Notwithstanding anything contained in this Agreement or the Escrow Agreement to the contrary, on the Claim Period Expiration Date such portion of the Escrow Fund as may be necessary in the judgment of Parent to satisfy any unresolved or unsatisfied Liability Claims specified in any Claims Notice delivered to the Escrow Agent before the Claim Period Expiration Date will remain in the Escrow Fund until such Liability Claims have been resolved or satisfied.

Section 7.6 Claims for Indemnification. At any time that an Indemnified Person suffers a Losses (and in any event, as soon as reasonably practicable) for which it is permitted to make a claim for indemnification under Section 7.3 (a “Liability Claim”), Parent will deliver notice of such Liability Claim (a “Claims Notice”) to the Representative; without limiting the foregoing, to the extent any such Liability Claim is based on a written notice or claim (in each case, other than if threatened in an email) made against an Indemnified Person by a third party, then Parent will use commercially reasonable efforts to deliver the Claims Notice related thereto within 60 days of receipt of such written notice or claim. If Parent seeks recovery from the Escrow Fund, then Parent will deliver a Claims Notice to the Escrow Agent concurrently with delivery of a Claims Notice to the Representative. A Claims Notice will (a) be signed by an officer of Parent, (b) describe the Liability Claim in reasonable detail, (c) indicate the amount (estimated, if necessary and to the extent feasible) of the Losses that have been sustained by the Indemnified Persons and (d) be accompanied by reasonable detail and documentation to support the claims and conclusions asserted in (b) and (c) above. If the amount of Losses is not determinable as of the date of delivery of a Claims Notice, then Parent may deliver a Claims Notice stating the reasonable amount of Losses that Parent in good faith estimates or anticipates that an Indemnified Person may sustain. Parent’s provision of an estimated or anticipated amount of Loss will not limit the Losses recoverable or recovered by an Indemnified Person. No delay in or failure to give a Claims Notice by Parent to the Representative (or, in the case of a Liability Claim seeking recovery from the Escrow Fund, the Escrow Agent) pursuant to this Section 7.6 will adversely affect any of the other rights or remedies that Parent has under this Agreement or alter or relieve the Company Holders of their obligations to indemnify the Indemnified Persons pursuant to this Article 7, except and to the extent that such delay or failure has materially prejudiced the Company Holders.

Section 7.7 Objections to and Payment of Claims.

(a) The Representative may object to any Liability Claim set forth in a Claims Notice by delivering written notice to Parent (and concurrently to the Escrow Agent if a Claims Notice was delivered to the Escrow Agent) of the Representative’s objection (an “Objection Notice”). Such Objection Notice must describe the grounds for such objection in reasonable detail.

(b) If an Objection Notice is not delivered by the Representative to Parent (and concurrently to the Escrow Agent if a Claims Notice was delivered to the Escrow Agent) within 30 days after delivery by Parent of the Claims Notice, such failure to so object will be an irrevocable acknowledgment by each Party (including the Representative) that the Indemnified Persons are entitled to indemnification under Section 7.3 for the Losses set forth in such Claims Notice in accordance with this Article 7.

(c) If the Claims Notice was delivered to the Escrow Agent and the Representative and no Objection Notice was delivered to the Escrow Agent within 30 days of the delivery of the Claims Notice, or an Objection Notice was delivered to the Escrow Agent within 30 days of the delivery of the Claims Notice, but such Objection Notice states that it was, or admits liability, only with respect to a portion of the Losses claimed in the Claims Notice, the Escrow Agent will deliver to Parent as soon as practicable cash from the Escrow Fund having a value equal to (1) the amount of the Losses set forth in such Claims Notice, if no Objection Notice was delivered to the Escrow Agent, or (2) the amount of the portion of the Losses set forth in such Claims Notice to which no objection was made, if an Objection Notice was delivered to the Escrow Agent, except that, to the extent that the amount of the Losses set forth in the Claims Notice (or portion thereof) is an estimate, Parent (on behalf of itself or any other Indemnified Person) will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses is finally determined.

(d) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Parties do not have any individual right to object to any claim made in a Claims Notice under this Article 7, and any and all claims made in a Claims Notice on behalf of the Indemnified Persons may be objected to only by the Representative.

(e) Promptly following the Claim Period Expiration Date and periodically thereafter, the Escrow Agent will release for distribution to the Indemnifying Parties according to their Aggregate Escrow Funding Percentages an amount equal to (1) the balance of the Escrow Fund less (2) the aggregate amount of payments made out of the Escrow Fund to the Indemnified Persons prior to the Claim Period Expiration Date, and less (3) the aggregate amounts necessary in the judgment of Parent to satisfy any then-unresolved or unsatisfied claims for Losses specified in any Claims Notice delivered to the Escrow Agent prior to the Claim Period Expiration Date pursuant to Section 7.6. Any distributions to be made in respect of Company Units and Restricted Stock Units will be made to the Exchange Agent for distribution to the Company Members, and any distributions to be made in respect of Company Options will be made to the Surviving Company for distribution to the Indemnifying Parties, in each case subject to Section 1.8.

Section 7.8 Resolution of Objections to Claims. If the Representative objects in writing to any Liability Claim made in any Claims Notice within 30 days after delivery of such Claims Notice, the Representative and Parent will attempt to agree upon the rights of Parent and the Indemnifying Parties with respect to each such claim. If the Representative and Parent should so agree, they will enter into an agreement setting forth such rights. To the extent that a Liability Claim is recoverable, and Parent seeks recovery, from the Escrow Fund pursuant to Section 7.4, a copy of the agreement will be delivered to the Escrow Agent. The Escrow Agent will be entitled to rely on any such agreement and will distribute cash as soon as practicable from the Escrow Fund in accordance with the terms of such memorandum. If no such agreement can be reached within 30 days after delivery of an Objection Notice, either Parent or the Representative (on behalf of the Indemnifying Parties) may bring an Action against the other to resolve the dispute in accordance with Section 8.8.

Section 7.9 Third-Party Claims. If Parent receives written notice of a third-party claim that Parent believes may result in a Liability Claim by or on behalf of an Indemnified Person, Parent will notify the Representative of such third-party claim as set forth in Section 7.6 and provide the Representative the opportunity to participate at the Representative’s own cost in, but not direct or conduct, any defense of such claim. The Representative will not be provided such opportunity to the extent that Parent determines that such participation could result in the loss of (a) any attorney-client privilege or right under the work-product doctrine of Parent or any Indemnified Person, or (b) coverage under the R&W Insurance Policy, in each case in respect of such claim. The Representative’s participation will be subject to Parent’s right to control such defense and Section 7.11(f). Parent will have the right in its sole discretion to settle any such claim, but if the settlement is without the consent of the Representative, the settlement will not be determinative of the amount of Losses relating to such matter. If the Representative consents to any such settlement, then neither the Representative nor any Indemnifying Party will have any power or authority to object to the amount or validity of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement. The Representative will be deemed to have been given consent to a settlement if the Representative has not objected within 20 days after a written request for consent to such settlement by Parent. Notwithstanding any other provision of this Agreement, any costs and expenses of investigation or defense, including court costs and reasonable attorneys’ fees, incurred or suffered by the Indemnified Persons in connection with any third-party claim alleging matters that would constitute the failure of a representation or a breach of warranty to be true and correct or be the basis of a claim for any other matter specified in Section 7.3, whether or not it is ultimately determined that there was such a failure to be true and correct or basis for a claim, will constitute Losses subject to indemnification under Section 7.3.

Section 7.10 Exercise of Remedies; Exclusive Remedy; Release.

(a) Exercise of Remedies Other Than by Parent. No Indemnified Person (other than Parent or any successor thereto or assign thereof) shall be permitted to directly assert any Liability Claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall, in its sole discretion, have consented in writing to the assertion of such Liability Claim or the exercise of such other remedy.

(b) Exclusive Remedy. Each Party acknowledges and agrees that from and after the Closing, the indemnification provisions in this Article 7 and the R&W Insurance Policy shall be the exclusive remedy of the Indemnified Persons with respect to the transactions contemplated by this Agreement, and no Indemnified Persons shall have any other rights or remedies in connection with any breach of this Agreement, in each case, except for (1) specific performance or injunctive relief with respect to any covenant to be performed in whole or in part at or following the Closing, (2) remedies under any Related Agreement, (3) remedies for Fraud or (4) remedies with respect to disputes under Section 1.7 (which disputes will be resolved in accordance with the dispute resolution mechanism set forth in Section 1.7).

Section 7.11 Representative.

(a) At the Effective Time, Vista will be constituted and appointed as the Representative. Each Indemnifying Party hereby irrevocably appoints the Representative as the agent, proxy and attorney-in-fact for such Indemnifying Party for all purposes of this Agreement, including full powers and authority on such Indemnifying Party’s behalf to (1) consummate the Transactions, (2) enter into the Escrow Agreement, (3) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the other Transactions; (4) pay expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, (5) disburse any funds received hereunder to such Indemnifying Party and each other Indemnifying Party, (6) authorize deliveries to Parent of cash or other property from the Escrow Fund and legally bind each Indemnifying Party to pay cash directly to Parent in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (7) object to such claims in accordance with Section 7.7; (8) consent or agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders with respect to, such claims; (9) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance, and (10) subject to Section 6.3, execute for and on behalf of each Indemnifying Party any amendment to this Agreement, the Escrow Agreement or any exhibit, annex or schedule hereto or thereto (including for the purpose of amending addresses or sharing percentages). This appointment of agency and this power of attorney is coupled with an interest and will be irrevocable and will not be terminated by any Indemnifying Party or by operation of Law, whether by the death or incapacity of any Indemnifying Party or the occurrence of any other event, and any action taken by the Representative will be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not any Indemnifying Party or the Representative will have received any notice thereof.

(b) The Representative will be the sole and exclusive means of asserting or addressing any of the above, and no Indemnifying Party will have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against the Representative. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Representative that is within the scope of the Representative’s authority pursuant to Section 7.11(a) (a “Representative’s Decision”) will constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Indemnifying Parties and will be final, binding and conclusive upon each of them. Each Indemnified Person and the Escrow Agent will be entitled to rely upon any Representative’s Decision as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. Each Indemnified Person and the Escrow Agent are unconditionally and irrevocably relieved from any liability to any Person for any acts done by them in accordance with any Representative’s Decision. A notice by Parent to the Representative will constitute a notice to each of the Indemnifying Parties.

(c) The agency of the Representative may be changed, and the Person serving as the Representative may be replaced from time to time, by the vote or consent of Indemnifying Parties representing a majority of the Aggregate Escrow Funding Percentages of all Indemnifying Parties upon not less than ten days’ prior written notice to Parent. A vacancy in the position of the Representative may be filled by the vote or consent of Indemnifying Parties representing a majority of the Aggregate Escrow Funding Percentages of all Indemnifying Parties. If the Representative refuses or is no longer capable of serving as the Representative hereunder, then the Indemnifying Parties, other than the Representative, representing a majority of the Aggregate Escrow Funding Percentage of all Indemnifying Parties, other than the Representative, will promptly appoint a successor Representative who will thereafter be a successor Representative hereunder, and the Representative will serve until such successor is duly appointed and qualified to act hereunder. In the event of a vacancy in the position of the Representative, or refusal or incapability of the Representative to serve, which continues for more than 90 days, Parent may appoint a successor Representative who will thereafter be a successor Representative hereunder. If there is not a Representative at any time, any obligation to provide notice to the Representative will be deemed satisfied if such notice is delivered to each of the Indemnifying Parties at their addresses last known to Parent, which will be the addresses set forth in the Closing Statement unless Representative provides notice to Parent of any different address in the manner described in Section 8.3.

(d) All expenses, if any, incurred by the Representative in connection with the performance of its duties as the Representative (the “Representative Expenses”) will be borne and paid by the Indemnifying Parties. No bond will be required of the Representative, and the Representative will not receive any compensation for its services. The Representative will also be entitled to advances against Representative Expenses from the Representative Fund, in the judgment and discretion of the Representative.

(e) The Representative will not be liable to any Indemnifying Party for any act done or omitted hereunder as the Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert will be conclusive evidence of such good faith. The Indemnifying Parties will jointly and severally indemnify the Representative and hold the Representative harmless against any Losses incurred without bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder.

(f) The Representative will have reasonable access to information about the Surviving Company and the reasonable assistance of the Company’s former officers and employees for purposes of performing the Representative’s duties and exercising the Representative’s rights hereunder, except that no Indemnified Person will be required to provide any information that is subject to a legal privilege or a protective Order or the disclosure of which would violate any Laws. The Representative will treat confidentially and not use or disclose the terms of this Agreement, any Related Agreement or any nonpublic information from or about Parent, Surviving Company or any Indemnified Person to anyone, except that the Representative may disclose the terms or information to the Indemnifying Parties or the Representative’s employees, attorneys, accountants, financial advisors, agents or authorized representatives on a need-to-know basis, as long as the Person agrees to treat such information confidentially. If requested by Parent, the Representative will enter into a separate confidentiality agreement before being provided access to such information.

(g) The initial Representative hereby accepts the appointment contained in this Agreement, as confirmed and extended by this Agreement, and agrees to act as the Representative and to discharge the duties and responsibilities of the Representative pursuant to the terms of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“280G Approval” has the meaning set forth in Section 4.12(b).

“280G Benefits” has the meaning set forth in Section 4.12(b).

“2013 Plan” means Wrike’s 2013 Stock Plan, as amended.

“2018 Plan” means the Company’s Amended and Restated 2018 Non-Qualified Unit Option Plan.

“Accounting Principles” has the meaning set forth in Section 1.7(a).

“Acquisition Transaction” has the meaning set forth in Section 4.8(b).

“Action” means any action, audit, charge, claim, complaint, demand, hearing, investigation, litigation, proceeding, citation, summons, subpoena or suit, whether civil, criminal, administrative or judicial, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before any Governmental Authority, and any mediation.

“Additional Financial Statements” has the meaning set forth in Section 4.3(a).

“Adjusted Merger Consideration” has the meaning set forth in Section 1.7(d).

“Affiliate,” when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

“Aggregate Escrow Funding Percentage” means, with respect to each Company Unit or In-the-Money Option, the aggregate of the Escrow Funding Percentages for all Company Units and In-the-Money Options held by the holder.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 4.21.

“Anti-bribery Laws” has the meaning set forth in Section 2.16(b).

“Approved Sale” has the meaning ascribed to such term in the Company LLC Agreement.

“Assets and Properties” with respect to any Person, means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods, and Intellectual Property.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or the Department of State of the State of Delaware is authorized or required by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash and Cash Equivalents” means the Company’s consolidated cash and cash equivalents, determined in accordance with GAAP, except for Restricted Cash, net of outstanding checks and bank overdrafts of the Company as of immediately prior to the Closing; provided, however, that in no event will Cash and Cash Equivalents include the amount of any exercise price of any Company Option outstanding as of immediately prior to Effective Time.

“Certificate of Merger” has the meaning set forth in Section 1.1.

“Claim Period Expiration Date” has the meaning set forth in Section 7.5.

“Claims Notice” has the meaning set forth in Section 7.6.

“Class A Units” means the Class A units of the Company, as so designated in the Organizational Documents of the Company.

“Class B Units” means the Class B units of the Company, as so designated in the Organizational Documents of the Company.

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 1.7(a).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Per Option Consideration” for any Vested In-the-Money Option, means the difference of (a) the product of (1) the number of Class B Units subject to the vested portion of the applicable Vested In-the-Money Option multiplied by (2) the Per Unit Consideration minus (b) the product of (1) the per-Class B Unit exercise price for such Vested In-the-Money Option multiplied by (2) the number of Class B Units then subject to such Vested In-the-Money Option minus (c) the product of (1) the Escrow Funding Percentage of such Vested In-the-Money Option multiplied by (2) the sum of the Escrow Amount and the Representative Amount.

“Closing Per Unit Consideration” means the Per Unit Consideration minus the product of (a) the Escrow Funding Percentage of a Company Unit multiplied by (b) the sum of the Escrow Amount and the Representative Amount.

“Closing Statement” has the meaning set forth in Section 4.10(a).

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” has the meaning set forth in Section 2.12(c).

“Commitment Letter” has the meaning set forth in Section 3.7.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 4.12(a).

“Company Holder” has the meaning set forth in the Recitals.

“Company Indebtedness” means the aggregate of the following: (a) any Liability of the Company or any of its Subsidiaries (1) for borrowed money (including the current portion thereof), (2) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (4) with respect to leases required to be accounted for as finance leases under GAAP, (5) incurred, issued or assumed as the deferred purchase price of property, (6) with respect to the Pre-Closing Tax Amount, (7) with respect to customer deposits held by the Company to the extent required to be repaid or credited against current or future invoices, (8) for the portion of deferred rent for any real property that is related to rent abatements, free rent periods or COVID related deferrals, (9) the amount of all accrued and unpaid quarterly and annual bonuses expected to be paid to Workers for fiscal year 2020, (10) any accrued but unpaid severance Liability owed to any former Worker, and (11) with respect to any amount payable to the VEP Group (as defined in the Company LLC Agreement) other than (A) to portfolio companies of the VEP Group to the extent related to the provision of services provided under Contracts with the Company or its Subsidiaries in connection with the operations of their businesses in the ordinary course or (B) the Merger Consideration, and (b) any Liability of other Persons described in clause (a) that the Company or any of its Subsidiaries has guaranteed, that is recourse to the Company, any of its Subsidiaries or any of their Assets and Properties or that is otherwise the legal liability of the Company or any of its Subsidiaries, (c) any liability for payment of issued but uncashed checks and (d) any and all accrued termination, balloon or similar payments, interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any amounts of the nature described in clauses (a)(1), (2) or (3). “Company Indebtedness” includes any and all amounts of the nature described in clauses (a)(1), (2), (3) or (4) owed by the Company or any of its Subsidiaries to the VEP Group (as defined in the Company LLC Agreement). For the avoidance of doubt, any item included in “Transaction Expenses” shall not be included in “Company Indebtedness”, in each case, solely to the extent such item actually decreases the Merger Consideration as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

“Company Intellectual Property” means any Company-Owned Intellectual Property and any Intellectual Property licensed to the Company or any of its Subsidiaries, in each case used in the operation of the business of the Company or any of its Subsidiaries.

“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 31, 2018, by and among the Company and the Company Members party thereto, as may be amended from time to time.

“Company Member Approval” means the written consent of the Requisite Holders (as defined in the Company LLC Agreement), which consent shall result in the Merger and the Transactions contemplated hereby being deemed an Approved Sale in the form attached as Exhibit A.

“Company Members” has the meaning set forth in the Recitals.

“Company Option” has the meaning set forth in Section 1.6(a).

“Company-Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Products” has the meaning set forth in Section 2.9(a).

“Company Registered Intellectual Property” has the meaning set forth in Section 2.9(b).

“Company Source Code” means, collectively, any human readable Software source code, or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained, embedded or implemented in, in any manner, any Software source code, in each case for any Company Product, Developing Product or any other Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Technology” means all computer software, firmware, computer hardware, servers, electronic, electrical, and mechanical equipment, network equipment, and all other forms of technology equipment and related computer systems, and all documents and other materials relating to any of the foregoing, in each case, that is owned or used by (but only to the extent used by or under the control of) the Company or its Subsidiaries.

“Company Unit Plans” means, collectively, the 2013 Plan and the 2018 Plan.

“Company Units” means each Class A Unit and Class B Unit that is issued and outstanding immediately prior to the Effective Time.

“Confidentiality Agreement” has the meaning set forth in Section 4.3(a).

“Contingent Consideration” means, with respect to each Company Unit or Vested In-the-Money Option, a non-transferable contingent right of the Company Holder thereof to receive, out of cash payable to Company Holders from time to time pursuant to Section 1.7(d) or Section 7.6, the amount of cash equal to the product of (a) the aggregate amount of Escrow Funds payable pursuant to Section 1.7(d) or Section 7.6 multiplied by (b) the Escrow Funding Percentage applicable to such Company Unit or Vested In-the-Money Option.

“Contract” means any legally binding contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“Control” means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The verb “Control” and the adjective “Controlled” have the correlative meanings.

“Copyright” has the meaning given in the definition of Intellectual Property.

“COTS Software” means generally available commercial or off-the-shelf Software used solely in connection with the Company’s or its Subsidiaries’ internal operations and not incorporated into any Company Products, the source code of which Software has not been modified or customized by or for the Company or its Subsidiaries and is licensed to the Company or its Subsidiaries pursuant to a Contract that does not require any future payment(s), including any applicable maintenance and support fees, of more than $200,000 per year.

“COVID-19” means SARS-CoV-2 or COVID-19 (novel coronavirus and any related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, changes to business operations, shut down, closure, sequester, curfew or any other Law, Order, pronouncement, directive or guideline by any Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization in connection with or in response to COVID-19, including, but not limited to, CARES Act.

“Current Assets” means, without duplication, the Company’s consolidated (a) accounts receivable net of allowances for doubtful accounts and sales credit reserves, (b) prepaid expenses, (c) other current assets and (d) long-term deferred commissions, in each case determined in accordance with the Accounting Principles, except that Cash and Cash Equivalents, Restricted Cash, any income tax receivables or deferred Tax assets, any prepaid or deferred financing costs, the representation and warranty insurance policy prepaid in favor of Vista, the long-term portion of any prepaid or other asset included as a current asset on the books and records of the Company and its Subsidiaries, construction in progress classified as advances, the favorable lease asset from historical purchase accounting and lease deposits will not be included in Current Assets.

“Current Liabilities” means, without duplication, but excluding in each case items that are included in Company Indebtedness and Transaction Expenses:

(a) the Company’s consolidated accounts payable, accrued expenses, deferred revenue (including short-term and long-term portion of deferred revenue but excluding the impact of historical purchase accounting on deferred revenue) and deferred Taxes (current and noncurrent), in each case determined in accordance with the Accounting Principles; and

(b) the following, regardless of whether such item is required in accordance with GAAP to be accrued:

(1) the amount of all accrued and unpaid quarterly and annual bonuses expected to be paid to Workers for the portion of fiscal year 2021 through the Closing Date;

(2) any sales commissions earned by Workers or third-party or related-party service providers for which the Company or any of its Subsidiaries is liable and which have not been paid;

(3) the prorated portion of the monthly salary payable to all Workers, determined by multiplying the amount of such monthly salary by a fraction, the numerator of which is the day of the month of the Closing Date and the denominator of which is the number of calendar days in the month that includes the Closing Date;

(4) any amounts payable by the Company or any of its Subsidiaries under any Contract to reimburse or otherwise “gross up” any Company Holder for Taxes payable in respect of the receipt, vesting or sale of Company Unit held by such Person or subject to such Company Options; and

(5) the amount of any declared but unpaid dividends on Company Unit.

For the avoidance of doubt, any item included in “Company Indebtedness” or “Transaction Expenses” shall not be included in any “Current Liabilities”, in each case, solely to the extent such item actually decreases the Merger Consideration as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

“Customer License Agreement” means the Company’s and its Subsidiaries’ standard terms of service or customer agreement whereby a non-exclusive license is granted to a customer of the Company or its Subsidiaries in the ordinary course of business solely for the use of the Company Products.

“Developing Products” has the meaning set forth in Section 2.9(a).

“Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub.

“Dispute” has the meaning set forth in Section 2.9(m).

“DLLCA” has the meaning set forth in the Recitals.

“Downward Working Capital Adjustment” means the absolute value of the amount, if any, by which the Estimated Working Capital is less than the Working Capital Target; provided, however that if such amount is less than $3,000,000 or the Estimated Working Capital is greater than or equal to the Working Capital Target, then the Downward Working Capital Adjustment shall be $0.

“Domain Name” means any Internet domain names and all registrations for any of the foregoing.

“Effective Time” has the meaning set forth in Section 1.1.

“Employee Benefit Plan” has the meaning set forth in Section 2.11(a).

“Employment Practices” has the meaning set forth in Section 2.12(a).

“Encumbrance” means any mortgage, pledge, hypothecation, right of a third party, license or option to license, adverse claim, security interest, option, restriction on transfer, title defect, title retention agreement, lien, charge, or other claim, restriction or limitation, including any restriction on the right to vote, sell or otherwise dispose of the subject property, but excluding (a) any restriction or limitation imposed by this Agreement and (b) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business.

“ERISA” has the meaning set forth in Section 2.11(a).

“ERISA Affiliate” means any Person (whether or not incorporated) who, together with any other Person, is or has within the last six years (to the extent the Company or any Subsidiary continues to have any Liability that arose with respect to such ERISA Affiliate during such prior six year period) been considered, a single employer pursuant to Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Agent” means PNC Bank, N.A. or such other bank or trust company as Parent and the Representative may mutually agree.

“Escrow Agreement” has the meaning set forth in Section 1.4(e)(1).

“Escrow Amount” has the meaning set forth in Section 1.4(e)(1).

“Escrow Fund” has the meaning set forth in Section 1.4(e)(1).

“Escrow Funding Percentage” means the quotient of (a) (1) in the case of a Company Unit, the Per Unit Consideration or (2) in the case of an Vested In-the-Money Option, the difference of (x) the aggregate of the Per Unit Consideration that would be payable for the Class B Units issuable upon exercise thereof had it been exercised in full immediately prior to the Effective Time minus (y) the aggregate exercise price therefor, before any Tax withholding, divided by (b) the Merger Consideration, in each case before any Tax withholding.

“Estimated Cash” has the meaning set forth in Section 4.10(a)(11).

“Estimated Company Indebtedness” has the meaning set forth in Section 4.10(a)(10).

“Estimated Transaction Expenses” has the meaning set forth in Section 4.10(a)(9).

“Estimated Working Capital” has the meaning set forth in Section 1.7(a).

“Exchange Agent” means a bank or trust company in the United States that may be designated by Parent.

“Export Approvals” has the meaning set forth in Section 2.16(d).

“Financial Controls” has the meaning set forth in Section 2.5(d).

“Financial Statements” has the meaning set forth in Section 2.5(a).

“Financing” means, collectively, the Initial Financing and such other substitute, permanent and/or replacement financing as Parent and/or Merger Sub may obtain from Financing Sources for the purposes of financing (or refinancing) any portion of the Transactions, including publicly and/or privately placed notes, bond or other securities, syndicated or other term loans, or other indebtedness.

“Financing Documentation” means any commitment letters, engagement letters, fee letters, credit agreements, underwriting agreements, indentures and/or other agreements entered into by Parent and any Financing Sources in connection with the Financing, and any amendments and/or joinder agreements thereto.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements to provide the Financing or any replacement financing in connection with the transactions contemplated hereby (including the parties to the Commitment Letter and any agreements, joinder agreements, underwriting agreements, indentures or credit agreements entered into related thereto), including the agents, arrangers, lenders, initial purchasers and other entities that have committed to, or will commit to, provide or arrange all or part of the Financing, and their respective officers, directors, principals, equityholders, partners, managers, members, employees, consultants, agents, attorneys, accountants, advisors, representatives and Affiliates.

“Form S-8 Registration Statement” has the meaning set forth in Section 1.6(b).

“Fraud” means, with respect to a party hereto, actual and intentional misrepresentation of fact with respect to the making of a representation or warranty set forth in Article 2 or Article 3 with the actual knowledge that such representation or warranty was false when made.

“Fully Diluted Company Equity” means the sum of (a) the aggregate number of Company Units that are outstanding immediately prior to the Effective Time (including all Restricted Stock Units vested as of immediately prior to the Effective Time or that will become vested as a result of the Merger) and (b) the aggregate number of Class B Units issuable upon exercise of Vested In-the-Money Options.

“Fundamental Representations” means the representations and warranties made in Section 2.1, Section 2.2, Section 2.3(a), (b) and (d), Section 2.4 and Section 2.20.

“Fundamental Rep Cap” has the meaning set forth in Section 7.4.

“GAAP” has the meaning set forth in Section 2.5(a).

“General Rep Cap” has the meaning set forth in Section 7.4.

“Governmental Authority” means any governmental, regulatory or administrative authority, agency, body, commission or other entity, whether international, multinational, national, regional, state, provincial or of a political subdivision; any court, judicial body, arbitration board or arbitrator; any tribunal of a self-regulatory organization; or any instrumentality of any of the foregoing.

“GPL” has the meaning set forth in the definition of Open Source Materials.

“HSR Act” has the meaning set forth in Section 2.4(b).

“Inbound License” has the meaning set forth in Section 2.9(e).

“Indemnified Person” has the meaning set forth in Section 7.3.

“Indemnifying Parties” has the meaning set forth in Section 7.3.

“Initial Financing” has the meaning set forth in Section 3.7.

“Intellectual Property” means all right, title and interest in and to intellectual property and proprietary rights throughout the world, whether registered or unregistered, including all rights associated with or arising out of any of the following: (a) domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures (“Patents”); (b) trade secrets, know-how, rights in confidential information and other non-public information (whether or not patentable), including such rights in ideas, formulas, compositions, inventor’s notes, discoveries and improvements, knowhow, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (c) all copyrights (including copyrights in Software), copyrightable works, rights in databases, data collections, “moral” rights, mask works, industrial designs, industrial design registrations and applications therefor, copyright registrations and applications therefor and corresponding rights in works of authorship (“Copyrights”); (d) all trademarks, service marks, logos, trade dress, slogans, business names and trade names, social media identifiers and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (e) all Domain Names, Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith, and all registrations for any of the foregoing; (f) Software; (g) any and all registrations, applications, renewals, recordings, licenses, common law rights, statutory rights and contractual rights to any of the foregoing; (h) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world; and (i) all Actions and rights to sue at Law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom.

“Interim Balance Sheet” has the meaning set forth in Section 2.5(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 2.5(a).

“In-the-Money Option” means the Unvested In-the-Money-Option and Vested-In-the-Money Option, as applicable.

“IRS” means the Internal Revenue Service.

“Joinder Agreement” means a Joinder Agreement, in the form of Exhibit B.

“knowledge of the Company” means the actual knowledge of Andrew Filev, Carol Lee, Scott Ryan, Dmitry Uvarov, Yuri Golikov, Marisa Duggan, Abhay Rajaram or Chad Bennett.

“Law” means the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, an Order or act, statute, ordinance, regulation, rule, or code promulgated by a Governmental Authority.

“Letter of Transmittal” has the meaning set forth in Section 1.5(a).

“LGPL” has the meaning set forth in the definition of Open Source Materials.

“Liabilities” means any and all liabilities, indebtedness, claims, commitments, deficiencies and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, Action or Order and those arising under any Contract.

“Liability Claim” has the meaning set forth in Section 7.6.

“Losses” means any and all losses, liabilities, damages (excluding punitive or exemplary damages unless part of a third-party claim), claims, suits, judgments, settlements, reasonable and out-of-pocket costs and expenses, any Taxes including costs of investigation, settlement, and defense, legal fees and alternative dispute resolution and court costs, and any interest costs or penalties.

Documents or other information and materials will be deemed to have been “Made Available” by the Company if the Company has provided such documents directly to Parent or its representatives and/or posted such documents and information and other materials to the Virtual Data Room prior to the execution and delivery of this Agreement by the Parties.

Any reference to an event, change, condition or effect being “material” with respect to any Person means any event, change, condition or effect that is material in relation to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole.

“Material Adverse Effect” with respect to any Person means any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences that have occurred on or prior to the date of determination of the occurrence of the Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole or (b) the ability of such Person to consummate the Transactions; except that for purposes of clause (a) of this definition, in no event will any change, effect, event, circumstance, development or occurrence resulting or arising from or relating to any of the following matters be considered, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (1) changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates; (2) changes in Laws, Orders or other binding directives issued by any governmental entity (including any COVID-19 Measures) or changes in GAAP (or interpretation or enforcement thereof); (3) changes affecting industries, markets or geographical areas in which such Person or its Subsidiaries conduct their respective businesses (including COVID-19 Measures), including government shutdowns or slowdowns; (4) the negotiation, announcement, execution, pendency or performance of this Agreement or the consummation of the Transactions; (5) any “act of God,” including, but not limited to, weather, natural disasters, earthquakes, disease outbreaks, epidemics and pandemics (including COVID-19), including any worsening thereof; (6) acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof; or (7) any failure by the Company or any one of its Subsidiaries to meet its internal financial projections, estimates or budgets (it being understood that the facts or causes underlying or contributing to such failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition); provided, however, that changes, effects, events or occurrences referred to in clauses (1), (2), (3), (5) or (6) will be considered in determining whether there has been, or would reasonably expected to be, a “Material Adverse Effect” to the extent that such changes are materially disproportionately adverse to the business, results of operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”).

“Material Contract” has the meaning set forth in Section 2.18.

“Material Customer” has the meaning set forth in Section 2.17.

“Material Customer Contract” has the meaning set forth in Section 2.18(c).

“Merger” has the meaning set forth in the Preamble.

“Merger Consideration” means (a) $2,250,000,000 minus (b) the Downward Working Capital Adjustment, minus (c) the Estimated Transaction Expenses minus (d) the Estimated Company Indebtedness, plus (e) the Estimated Cash, plus (f) the aggregate exercise price payable in respect of the Vested In-the-Money Options as set forth in the Closing Statement.

“Merger Sub” has the meaning set forth in the Preamble.

“Negative Adjustment” has the meaning set forth in Section 1.7(d)(2).

“Non-U.S. Employee Benefit Plan” means any Employee Benefit Plan that provides benefits only for employees, consultants, independent contractors, stockholders or directors of the Company or any Subsidiary who are employed or otherwise regularly providing service outside of the United States.

“Objection Notice” has the meaning set forth in Section 7.7(a).

“Offer Letters” means those Contracts for employment between the Company, on the one hand, and the Persons set forth on Section 8.1(a) of the Disclosure Schedule, on the other hand, dated as of the date hereof.

“Open Source Materials” means any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (“GPL”), GNU Lesser General Public License (“LGPL”), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Option Cashout Payroll Tax Amount” means the aggregate amount of any Liability of the Company for the employer’s share of any employment Taxes (including employment taxes imposed pursuant to Section 3111 and 3301 of the Code) with respect to the compensation payable pursuant to Section 1.6(a)(1) of this Agreement (assuming, with respect to any individual whose annual non-discretionary and non-performance base compensation exceeds the wage base limitation under Section 3111 of the Code, that such wage base limitation has been exceeded as of the Closing Date for purposes of Taxes under Section 3111 of the Code).

“Option Consent” has the meaning set forth in Section 1.6(a).

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Authority.

“Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the limited liability company agreement, operating agreement and the certificate of organization of a limited liability company, (e) the trust agreement and any documents that govern the formation of a trust; (f) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (g) any amendment to any of the foregoing.

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” shall mean shares of the common stock, par value $0.001 per share, of Parent.

“Parent Trading Price” shall mean the volume weighted average closing sale price of one share of Parent Common Stock as reported on NASDAQ for the 20 consecutive trading days ending on the date that is two trading days immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Party” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Per Unit Consideration” means an amount equal to (a) the Merger Consideration divided by (b) the Fully Diluted Company Equity.

“Permit” means any approval, authorization, consent, franchise, license, permit or certificate by any Governmental Authority.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, joint venture, trust, firm, association, unincorporated organization, labor union or other legal person or Governmental Authority.

“Personal Information” means any information that relates to an identified or identifiable natural person, household, or device, including name, address, telephone number, email address, online account information, health information, drivers’ license number, government issued identification number, employee identification number, biometric information, one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of a natural person, financial account number, payment card number, Internet Protocol addresses, geolocation data, persistent device or online identifiers, and inferences drawn from the foregoing for profiling purposes.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date.

“Pre-Closing Straddle Period” means the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Amount” shall mean an amount equal to the sum of (a) an amount, not less than zero, equal to the sum of all unpaid and accrued Liabilities for unpaid income Taxes of the Company and its Subsidiaries for any taxable period (or portion thereof) beginning on or after January 1, 2020 and ending on or before the Closing Date (determined in the case of the portion of a Straddle Period ending on the Closing Date in accordance with Section 4.13(d)) calculated in a manner consistent with past practice (including reporting positions, elections and accounting methods) of the Company and any of its Subsidiaries in preparing Tax Returns, except as otherwise required by applicable Law, in each case, calculated (1) as of the end of the Closing Date but without regard to any transactions or events outside the ordinary course of business occurring on the Closing Date and after the Closing, (2) by including any estimated (or other prepaid) income Tax payments to the extent that such payments have the effect of reducing (not below zero) the particular current income Tax Liability in respect of which such payments were made, (3) any Taxes resulting from any adjustment pursuant to Section 481 of the Code (or any similar provisions of state, local or foreign Tax law) with respect to any accounting method change effected on or prior to the Closing Date, (4) by including any deductions arising from the payment of any Transaction Tax Deductions and taking into account any available income Tax credit or overpayment available to offset Tax Liabilities otherwise included herein, and (5) any Option Cashout Payroll Tax Amount; (b) all Liabilities for Taxes attributed to amounts included in income as a result of an election under section 965(h) of the Code; and (c) without duplication, any employer payroll Taxes that are properly attributable to a Pre-Closing Tax Period and that have been deferred pursuant to the CARES Act or any other corresponding or, similar provision of other applicable Law with respect to Taxes; but, in each case, by excluding (I) all deferred Tax liabilities and deferred Tax assets, (II) any financing or refinancing arrangements entered into at any time by or at the direction of Parent or any other transactions entered into by or at the direction of Parent in connection with the transactions contemplated hereby and (III) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Taxes or with respect to uncertain Tax positions and any liabilities arising from any change in accounting methods made by Parent or the Company in a Post-Closing Tax Period.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date.

“Pre-Closing Tax Return” has the meaning set forth in Section 4.13(c).

“R&W Insurance Policy” means the representation and warranty insurance policy obtained by Parent in connection with the Transactions.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority or domain registrar, including the United Stated Patent and Trademark Office, the United States Copyright Office and any foreign Intellectual Property office, and including any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

“Related Agreements” means the Escrow Agreement, the Restrictive Covenant Agreements, the Joinder Agreements, the Option Consents and the Offer Letters.

“Related Party” has the meaning set forth in Section 2.12(a).

“Representative” has the meaning set forth in the recitals to this Agreement and any successor appointed pursuant to Section 7.11(a).

“Representative Amount” has the meaning set forth in Section 1.4(e)(3).

“Representative’s Decision” has the meaning set forth in Section 7.11(a).

“Representative Expenses” has the meaning set forth in Section 7.11(d).

“Representative Fund” has the meaning set forth in Section 1.4(e)(3).

“Restricted Cash” means any cash or cash equivalents (a) that is not freely usable in the jurisdictions where it is currently held by the Company or its Subsidiaries because they are subject to restrictions, taxes or distribution by law, contract or otherwise, including restrictions on dividends or any other form of restriction, and including any cash and cash equivalents to the extent held as collateral for outstanding letters of credit of the Company or its Subsidiaries as of the Closing or (b) in excess of (1) $3,800,000 with respect of any cash or cash equivalents held in the Russian Federation or held on behalf of a Subsidiary domiciled in the Russian Federation, (2) $2,700,000 with respect of any cash or cash equivalents held in the Republic of Ireland or held on behalf of a Subsidiary domiciled in the Republic of Ireland, (3) $50,000 with respect of any cash or cash equivalents held in the Netherlands or held on behalf of a Subsidiary domiciled in the Netherlands, (4) $1,400,000 with respect of any cash or cash equivalents held in the Czech Republic or held on behalf of a Subsidiary domiciled in the Czech Republic, (5) $600,000 with respect of any cash or cash equivalents held in Australia or held on behalf of a Subsidiary domiciled in Australia or (6) $500,000 with respect of any cash or cash equivalents held in Japan or held on behalf of a Subsidiary domiciled in Japan.

“Restrictive Covenant Agreement” has the meaning set forth in the Recitals.

“Restricted Stock Unit” means participating units in respect of Class B Units.

“Rollover Option” means the Company Options set forth on Section 8.1(b) of the Disclosure Schedules.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Straddle Period” has the meaning set forth in Section 4.13(d).

“Subsidiary” of any Person means any other Person (a) of which the first Person owns directly or indirectly 50% or more of the equity interest in the other Person or (b) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is directly or indirectly owned or Controlled by the first Person, by such Person with one or more of its Subsidiaries or by one or more of such Person’s other Subsidiaries or (c) in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body.

“Substituted Option” has the meaning set forth in Section 1.6(b).

“Substituted Option Exchange Ratio” means (a) the Per Unit Consideration divided by (b) the Parent Trading Price.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” means (a) any net income, corporate, capital gains, capital stock, capital acquisitions, inheritance, deposit interest retention, gift, relevant Contracts, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, registration, franchise, profits, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, value added or windfall profit tax, social security, unemployment, disability, alternate or add-on minimum, custom duty, fees or other tax, or similar governmental assessment or charge, including any liability under state abandonment or unclaimed property, escheat or similar Law, together with any interest or any penalty, addition to tax or additional amount imposed by any Tax Authority, (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any obligation to indemnify any other Person (other than any indemnity obligation pursuant to an agreement or arrangement (1) solely between the Company and its Subsidiaries or (2) entered into in the ordinary course of business, the principal subject matter or purpose of which is not Taxes).

“Tax Authority” means any Governmental Authority (domestic or foreign) responsible for either the imposition or collection of any Tax.

“Tax Incentive” has the meaning set forth in Section 2.10(o).

“Tax Return” means any return, statement, report, form, schedule, declaration, claim for refund, election, document, filing or similar submission (including information or estimated Tax returns and reports) filed or required to be filed with respect to Taxes, and including any amendment thereof.

“Termination Date” has the meaning set forth in Section 6.1(b).

“Trade Secrets” has the meaning set forth the definition of Intellectual Property.

“Trademarks” has the meaning set forth the definition of Intellectual Property.

“Transaction Expenses” has the meaning set forth in Section 4.11.

“Transaction Tax Deductions” means, without duplication and regardless of by whom paid, the aggregate amount of (a) any and all stay bonuses, sale bonuses, change in control payments, retention payments, severance payments, synthetic equity payments, or similar payments made or to be made by the Company or any of its Subsidiaries in connection with or resulting from the Closing (or included as a liability in the Estimated Working Capital), (b) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes), original issue discount, accelerated, deferred or unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments incurred in respect of the Company Indebtedness in connection with the Closing (or included as a liability in the Estimated Working Capital), (c) all fees, costs and expenses incurred by the Company or any of its Subsidiaries in connection with or incident to this Agreement and the transactions contemplated hereby, including, any such legal, accounting and investment banking fees, costs and expenses, (d) all deductions in respect of the exercise, or payment for the cancellation of, Company Options in connection with the Closing, (e) any employment Taxes with respect to the amounts set forth in the foregoing clauses (a) and (d), and (f) any Transaction Expenses not otherwise included in the foregoing clauses (a) through (d), in each case solely to the extent that such deductions are allocable to the Pre-Closing Tax Period in accordance with the principles contained in Section 4.13 and are supportable at a “should” level of comfort under applicable Tax Law. The parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any success-based fees for purposes of clause (c) above.

“Transactions” means the transactions to be effected pursuant to this Agreement and the Related Agreements.

“Transfer Taxes” has the meaning set forth in Section 1.8(a).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Unvested In-the-Money Option” has the meaning set forth in Section 1.6(e).

“Vested In-the-Money Option” has the meaning set forth in Section 1.6(a).

“Vista” has the meaning set forth in the Recitals.

“Waived 280G Benefits” has the meaning set forth in Section 4.12(b).

“WARN Act” has the meaning set forth in Section 2.12(i).

“Worker” means any officer, director, employee (regular, temporary, part-time or otherwise), consultant, project worker or individual independent contractor of the Company or any of its Subsidiaries.

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Arbiter” has the meaning set forth in Section 1.7(a).

“Working Capital Certificate” has the meaning set forth in Section 1.7(a).

“Working Capital Target” means (i) if Closing is on or before February 15th, negative $39,511,000, (ii) if closing is after February 15th, 2021 and on or before March 15th, 2021 negative $44,310,000, (iii) if closing is after March 15th, 2021 and on or before April 15th, 2021, negative $41,986,000, (iv) if closing is after April 15th, 2021 and on or before May 15th, 2021, negative $41,305,000 and (v) if closing is after May 15th, 2021, negative $46,799,000.

“Wrike” means Wrike, Inc., a Delaware corporation.

Section 8.2 Terms Generally; Interpretation. Except to the extent that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Subsection, Exhibit, Schedule, the Preamble or Background, such reference is to an Article, Section or Subsection of, an Exhibit or Schedule or the Preamble or Background to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) the words “include,” “includes” or “including” (or similar terms) are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) any gender-specific reference in this Agreement include all genders;

(f) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;

(g) a reference to any legislation or to any provision of any legislation will include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation;

(h) if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;

(i) references to a Person are also to its permitted successors and assigns (whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise);

(j) unless indicated otherwise, mathematical calculations contemplated hereby will be made to the maximum number of significant digits stored and used in calculations by Microsoft Excel, but payments will be rounded to the nearest whole cent, after aggregating all payments due to or owed by a Person;

(k) “ordinary course of business” (or similar terms) will be deemed followed by “consistent with past practice”;

(l) the parties have participated jointly in the negotiation and drafting of this Agreement; if any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement; no prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction of this Agreement;

(m) the contents of the Disclosure Schedule and the other Schedules form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Schedules;

(n) no parol evidence will be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence;

(o) although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content);

(p) all references to currency and monetary values will mean U.S. dollars unless otherwise specified and any currency conversion required under or in connection with this Agreement, the rate of exchange to be used in computing the amount of currency equivalent shall be made at a 30-day trailing average of the closing daily exchange rates published by the Wall Street Journal (U.S. online edition);

(q) references to a Contract or other document means such Contract or other document as amended, supplemented and modified from time to time or to the extent permitted by the provisions thereof; and

(r) the doctrine of election of remedies will not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions.

Section 8.3 Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if (a) delivered personally, (b) emailed, or (c) delivered by a nationally recognized express delivery service, to the Parties at the addresses or email addresses set forth below or to such other address or email address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (1) in the case of personal delivery, on the date of such delivery, (2) in the case of a nationally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed under the service’s systems, and (3) in the case of email, on the date that receipt is acknowledged by a reply email from the recipient.

(a)	if to Parent or Merger Sub or, from and after the Effective Time, the Surviving Company:

Citrix Systems, Inc.

15 Network Drive

Burlington, MA 01803

Attention: Tony Gomes, Executive Vice President, Chief Legal Officer and

Secretary

Email: transactionnotices@citrix.com

with a copy (which will not constitute notice) to:

Shearman & Sterling LLP

1460 El Camino Real, 2nd Floor

Menlo Park, CA 94025

Attention: Daniel R. Mitz and Alain Dermarkar

Email: daniel.mitz@shearman.com and alain.dermarkar@shearman.com

(b)	if to the Company prior to the Effective Time to:

Wrangler Topco, LLC

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: Patrick M. Severson; Ryan Atlas

Email: pseverson@vistaequitypartners.com; ratlas@vistaequitypartners.com with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

555 California Street, Suite 2900

San Francisco, CA 94104

Attention: David L. Dixon, P.C.; Ari Levi

E-mail: david.dixon@kirkland.com; ari.levi@kirkland.com

(c)	if to the Representative to:

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: David A. Breach; Christina Lema; Patrick M. Severson; Ryan Atlas

Email:	dbreach@vistaequitypartners.com;

clema@vistaequitypartners.com;

pseverson@vistaequitypartners.com;

ratlas@vistaequitypartners.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

555 California Street, Suite 2900

San Francisco, CA 94104

Attention: David L. Dixon, P.C.; Ari Levi

E-mail: david.dixon@kirkland.com; ari.levi@kirkland.com

Section 8.4 Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

Section 8.5 Entire Agreement. This Agreement, the Confidentiality Agreement, the Related Agreements and the documents, instruments and other agreements specifically referred to in this Agreement or therein or delivered pursuant hereto or thereto, including all exhibits and schedules hereto and thereto, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, term sheets, letters of interest, correspondence (including e-mail) and undertakings, both written and oral, between the Company, on the one hand, and Parent, on the other hand, with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, which will continue in full force and effect, and will survive any termination of this Agreement, in accordance with its terms.

Section 8.6 Assignment. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any Party to this Agreement by operation of law or otherwise without the prior written consent of the other Parties, and any attempt to do so will be void, except that (a) Parent may assign and delegate any or all of its rights, interests and obligations under this Agreement, in whole or in part, (1) before or after the Closing, to any of its Affiliates or (2) after the Closing, to any Person, as long as any such Affiliate or Person agrees in writing to be bound by all of the terms of this Agreement, but no such assignment or delegation will relieve Parent of its obligations under this Agreement if such assignee does not perform such obligations and (b) the rights and obligations of the Representative may be assigned and delegated pursuant to Section 7.11(a).

Section 8.7 No Third-Party Beneficiaries. Except as provided in Article 7, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the right of each of the Financing Sources as an express third-party beneficiary of Section 6.3, this Section 8.7, Section 8.8, Section 8.9 and Section 8.14.

Section 8.8 Governing Law. This Agreement and the Transactions and all claims and Actions arising in whole or in part out of, related to, based upon, or in connection herewith shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.9 Submission to Jurisdiction; Waiver of Jury Trial. Each Party and each Company Holder (a) irrevocably and unconditionally submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware (and in each case, any appellate courts thereof) in any Action arising out of or relating to this Agreement or any of the Transactions, (b) agrees that all claims in respect of such Action may be heard and determined in any such court, (c) irrevocably and unconditionally agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any Action arising out of or relating to this Agreement or any of the Transactions in any other court. Each Party and each Company Holder agrees that a final Order in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Order or in any other manner provided by Law. Each of the Parties and each Company Holder irrevocably and unconditionally waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 8.3. Nothing in this Section 8.9, however, shall affect the right of any party to serve legal process in any other manner permitted by law. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY AND EACH COMPANY HOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING SOURCES). Notwithstanding anything herein to the contrary, including Section 8.14, the parties hereto acknowledge and irrevocably agree (1) that any action or proceeding, whether in law or in equity, whether in contract or tort or otherwise, involving the Financing Sources arising out of or related to the transactions contemplated hereby, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and (2) that any such action or proceeding shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 8.10 Specific Performance. The rights and remedies of the Parties will be cumulative (and not alternative). The Parties agree that, in the event of any breach by any Party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another Party, such other Party will be entitled without proof of actual damages (and in addition to any other remedy that may be available to it) to seek (a) an Order of specific performance or other equitable relief to enforce the observance and performance of such covenant, obligation or other provision (including the obligation of the Parties to consummate the Transactions, subject in each case to the terms and conditions of this Agreement) and (b) an injunction or other equitable relief restraining such breach. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such Order.

Section 8.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered by electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, including Docusign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 8.12 Disclosure Schedules. Each section of the Disclosure Schedule qualifies the Section of this Agreement to which it corresponds. The Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company except to the extent expressly provided in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations or warranties. Certain information set forth in the Disclosure Schedule is included solely for information purposes and may not be required to be disclosed pursuant to this Agreement. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations or warranties of the Company nor shall such information constitute an admission by any party hereto, as applicable, that such item constitutes an item, event, circumstance or occurrence that is material to the Company or its Subsidiaries or constitutes a Material Adverse Effect. Any fact or item that is disclosed in any Disclosure Schedule in a way as to make its relevance or applicability to information called for by any other Disclosure Schedule reasonably apparent on its face shall be deemed to be disclosed in such other Disclosure Schedule, notwithstanding the omission of a reference or cross-reference thereto. Disclosure of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred. Other than express references to particular Schedules, headings and subheadings have been inserted on certain Schedules for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of such Schedules. Where the terms of a contract or other item have been summarized or described in the Schedules, such summary or description does not purport to be a complete statement of the material terms of such contract or other item. The information provided in the Disclosure Schedule is being provided solely for the purpose of making disclosures to Parent and Merger Sub under this Agreement. In disclosing this information, the Company does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 8.13 Attorney-Client Privilege and Conflict Waiver.

(a) Kirkland & Ellis LLP and Kirkland & Ellis International LLP (collectively, “Kirkland”) has represented the Company, its Subsidiaries, certain of the Company Holders and the Representative. All such parties recognize and agree the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing and the parties recognize and agree that the certain communications involving Kirkland, on the one hand, and the Company, its Subsidiaries, certain of the Company Holders or the Representative, on the other hand, prior to the Closing may be protected by attorney-client privilege and the common interest doctrine. Specifically, the parties agree that (a) neither Parent nor Merger Sub shall, or shall cause the Company or its Subsidiaries to, seek to have Kirkland disqualified from representing the Representative or the Company Holders or their respective Affiliates, and each of the foregoing’s respective officers, directors, managers, employees, shareholders, equityholders, agents and representatives (collectively, the “Seller Parties”), in each case in connection with any dispute to the extent related to this Agreement or the transactions contemplated hereby between the Representative, the Seller Parties or their respective Affiliates, on the one hand, and Parent, Merger Sub or the Company, on the other hand, and the Company expressly waives any claim that Kirkland has a conflict of interest to the extent arising from Kirkland’s representation of the Seller Parties in connection with this Agreement that would preclude it from engaging in such a representation, and (b) in connection with any such dispute that may arise between the Representative, the Seller Parties or their respective Affiliates and Parent, Merger Sub or the Company, the Representative, the Seller Parties or their respective Affiliates involved in such dispute (and not Parent, Merger Sub or the Company) will have the right to decide whether or not to waive the attorney-client privilege that may apply to pre-Closing communications to the extent related to this Agreement and the transactions contemplated hereby between Kirkland, on the one hand, and the Company and its Subsidiaries, on the other hand.

(b) Parent further agrees, on behalf of itself, Merger Sub and, after the Closing, on behalf of the Company, that all communications in any form or format whatsoever involving Kirkland, on the one hand, and the Representative, the Seller Parties or their respective Affiliates, on the other hand, in each case solely to the extent related to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Company Holders, shall be controlled by the Representative on behalf of the Company Holders and shall not pass to (by operation of law or otherwise) or be claimed by Parent or the Company. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Representative and the Company Holders, shall be controlled by the Representative on behalf of the Company Holders and shall not pass to or be claimed by Parent or the Company.

(c) Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Company, on the one hand, and a third party other than the Representative or any Company Holder, on the other hand, Parent or the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party and if requested by Parent, the Company Holders and Representative shall assert such privilege; provided, however, that none of Parent or the Company may waive such privilege without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed). In the event that Parent or the Company is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Parent shall promptly notify the Representative in writing so that the Representative can seek (at its sole expense) a protective order and Parent agrees to use commercially reasonable efforts to assist therewith, provided, however, that if such protection order is not obtained, nothing in this Agreement shall prevent Parent from making such disclosures as Parent shall deem appropriate to comply with such legal requirement.

Section 8.14 Nonrecourse. Notwithstanding anything to the contrary contained herein, (a) none of the Financing Sources will have any liability for any claims or damages to the Company or any of its Affiliates in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity (whether in tort, contract or otherwise), (b) neither the Company nor any of its Affiliates will have any rights or claims, whether at law or equity, against any Financing Source hereunder or thereunder and (c) the Company (on behalf of itself and its Affiliates) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, and agrees to cause any such action or proceeding asserted by Company (on behalf of itself and its Affiliates) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, against any Financing Source to be dismissed or otherwise terminated; provided that nothing in this Section 8.14 shall limit the rights of (i) Parent or Merger Sub under this Agreement or under any Financing Documentation, or any Financing Source’s obligations to Parent or Merger Sub under the Financing or under any Financing Documentation or (ii) the Company and its Affiliates after the Effective Time under any debt commitment letter or the Financing Documentation (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

[Signature page follows]

Parent, Merger Sub, the Company and the Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, and the Representative has executed this Agreement, in each case as of the date first written above.

CITRIX SYSTEMS, INC.

By:	/s/ Arlen R. Shenkman
	Name:	Arlen R. Shenkman
	Title:	Executive Vice President and
Chief Financial Officer

WALLABY MERGER SUB, LLC

By:	/s/ Antonio G. Gomes
	Name:	Antonio G. Gomes
	Title:	Secretary

WRANGLER TOPCO, LLC

By:	/s/ Andrey Filev
	Name:	Andrey Filev
	Title:	Chief Executive Officer

VISTA EQUITY PARTNERS MANAGEMENT, LLC

By: VEP Group, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Managing Member

Exhibit I

Closing Deliveries

The Company will deliver or cause to be delivered to Parent the following items:

1.

a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions set forth in clauses (a), (c), (d) and (e) of Section 5.3 has been satisfied;

2.

a certificate, dated as of the Closing Date, of the secretary of the Company, certifying that attached are true and correct copies of the Organizational Documents of the Company and each of its Subsidiaries and Company board of managers actions and Company Member actions, including the Company Member Approval, in connection with the Transactions;

3.	a certificate of the Company’s Chief Financial Officer attaching the Closing Statement and certifying that it is correct;

4.

a long-form good standing certificate for the Company and each of its Subsidiaries to which such concept is applicable issued by the relevant Governmental Authority within five days of the Closing Date;

5.

a certificate, dated as of the Closing Date and duly executed by the Company and in accordance each of the requirements of Treasury Regulations Section 1.897-2(h) and stating that the Company has never been a United States Real Property Holding Corporation as defined in Section 897(c)(2) of the Code within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code and that no interest in the Company is a United States Real Property Interest as defined in Section 897(c)(1) of the Code, together with a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) (“FIRPTA Certificate”) (it being understood that Parent’s sole remedy for any failure to provide the foregoing shall be to withhold such amounts as are required by applicable Law in accordance with Section 1.8 of the Agreement);

6.

letters of resignation, in a form attached hereto as Exhibit I, effective as of the Closing, duly executed by each of the directors and officers of the Company and each of its Subsidiaries that is an employee of Vista;

7.	a copy of the Certificate of Merger executed by the Company; and

8.	a copy of the Escrow Agreement, duly executed by the Representative.